Manulife

Second Quarter Report to Shareholders

Manulife Financial Corporation

Three and six months ended
June 30, 2019

Manulife reports 2Q19 net income and core earnings of $1.5 billion
Today, Manulife announced its 2Q19 results. Key highlights include:
◾	Net income attributed to shareholders of $1.5 billion in 2Q19, up $0.2 billion from 2Q18
◾	Core earnings[1] of $1.5 billion in 2Q19, in line with 2Q18
◾	Core ROE[1] of 12.7% and ROE of 12.9% in 2Q19
◾	NBV[1] of $0.5 billion in 2Q19, up 14%[2] from 2Q18
◾	APE sales[1] of $1.4 billion in 2Q19, up 7% from 2Q18
◾	Neutral WAM net flows[1] in 2Q19 compared with net inflows of $0.1 billion in 2Q18
◾	Strong LICAT ratio[3] of 144%
◾	Indications of neutral impact from the annual actuarial review on 3Q19 net income; including a neutral impact from LTC[4]
“We delivered solid core earnings and net income of $1.5 billion in the quarter, with double-digit core earnings growth in Asia,” said Manulife President & Chief Executive Officer Roy Gori.
“We have continued to focus on executing our strategy, with capital released from portfolio optimization increasing to $3.7 billion,” added Mr. Gori. “We have also taken steps to further strengthen Manulife’s long-term growth opportunity in Asia, including entering into an asset management joint venture agreement in India.”
Phil Witherington, Chief Financial Officer, said, “We delivered strong growth in new business value of 14% while expense growth was a modest 3%. Neutral net flows in our Global Wealth and Asset Management business were in line with the prior year, but improved markedly from the first quarter.”
“We will complete our annual actuarial review in the third quarter, which includes a comprehensive study of our long-term care (“LTC”) experience, and although work is still ongoing, preliminary indications suggest that the impact to net income in 3Q19 will be neutral in total and for LTC,” added Mr. Witherington.

BUSINESS HIGHLIGHTS:
We continued to make progress on our portfolio optimization initiative, executing on transactions that result in a capital benefit of approximately $400 million.5 In the U.S., we completed two new reinsurance transactions on universal life blocks, and in Canada we completed the second phase of our segregated fund transfer program, resulting in additional customers converting their contracts to a less capital-intensive product which offers them increased flexibility and higher potential returns.
During the quarter, we continued to make improvements in how we interact with customers. In Asia, we launched an end-to-end online insurance platform in collaboration with DBS Bank for the Singapore market. In Canada, Manulife Bank launched the new digital All-In Banking package, which aims to help customers develop better financial habits and improve their financial well-being by leveraging leading artificial intelligence technology.

[1]
Core earnings, core return on common shareholders’ equity (“core ROE”), annualized premium equivalent (“APE”) sales, new business value (“NBV”) and net flows are non-GAAP measures. See “Performance and non-GAAP measures” below and in our Second Quarter 2019 Management’s Discussion and Analysis (“2Q19 MD&A”) for additional information.

[2]
All percentage growth / declines in financial metrics in this news release are reported on a constant exchange rate basis. Constant exchange rate basis excludes the impact of currency fluctuations and is a non-GAAP measure. See “Performance and non-GAAP measures” below and in our 2Q19 MD&A for additional information.

[3]	Life Insurance Capital Adequacy Test (“LICAT”) ratio of The Manufacturers Life Insurance Company (“MLI”).
[4]
See “Caution regarding forward-looking statements” below. The impact of changes to the Ultimate Reinvestment Rate issued by the Canadian Actuarial Standards Board in July, 2019 is not part of our annual actuarial review and is reported separately. See Section A10 “Updates to the ultimate reinvestment rate” of our 2Q19 MD&A for additional information.

[5]	See “Caution regarding forward-looking statements” below.

Manulife Financial Corporation – Second Quarter 2019

FINANCIAL HIGHLIGHTS:
	Quarterly Results		YTD Results
($ millions, unless otherwise stated)	2Q19	2Q18	2019	2018
Profitability:
Net income attributed to shareholders	$1,475	$1,262	$3,651	$2,634
Core earnings(1)	$1,452	$1,431	$3,000	$2,734
Diluted earnings per common share ($)	$0.73	$0.61	$1.81	$1.28
Diluted core earnings per common share ($)(1)	$0.72	$0.70	$1.48	$1.33
Return on common shareholders’ equity (“ROE”)	12.9%	12.3%	16.4%	13.2%
Core ROE(1)	12.7%	14.0%	13.4%	13.7%
Expense efficiency ratio(1)	52.5%	51.2%	51.2%	51.6%
Growth:
Asia new business value	$364	$334	$775	$659
Canada new business value	$65	$65	$127	$114
U.S. new business value	$50	$12	$96	$22
Total new business value(1)	$479	$411	$998	$795
Asia APE sales	$915	$918	$2,251	$1,902
Canada APE sales	$290	$198	$551	$488
U.S. APE sales	$154	$129	$297	$242
Total APE sales(1)	$1,359	$1,245	$3,099	$2,632
Wealth and asset management net flows ($ billions)(1)	$0.0	$0.1	$(1.4)	$10.1
Wealth and asset management gross flows ($ billions)(1)	$25.5	$29.1	$53.4	$65.6
Wealth and asset management assets under management and administration ($ billions)(1)	$653.1	$639.9	$653.1	$639.9
Financial Strength:
MLI’s LICAT ratio	144%	132%	144%	132%
Financial leverage ratio	26.4%	29.4%	26.4%	29.4%
Book value per common share ($)	$22.89	$20.32	$22.89	$20.32
Book value per common share excluding AOCI ($)	$19.52	$17.68	$19.52	$17.68
(1)	This item is a non-GAAP measure. See “Performance and non-GAAP measures” below and in our 2Q19 MD&A for additional information.
Reported net income attributed to shareholders of $1.5 billion in 2Q19, up $0.2 billion from 2Q18
The increase compared with 2Q18 was primarily driven by the non-recurrence of a $200 million restructuring charge taken in 2Q18. Higher gains from investment-related experience compared with 2Q18 were offset by charges from the direct impact of markets in 2Q19. Investment-related experience in 2Q19 reflected higher-than-expected returns (including fair value changes) on alternative long-duration assets (“ALDA”) and strong credit experience. Charges related to the direct impact of markets were primarily driven by narrowing corporate spreads.
Achieved core earnings of $1.5 billion in 2Q19, in line with 2Q18
On a constant exchange rate basis, core earnings decreased 1% compared with 2Q18. In-force business growth in Asia and higher investment income in our surplus portfolio was more than offset by the non-recurrence of both a tax-related benefit and notably positive group insurance policyholder experience in Canada, as well as the impact of actions to improve the capital efficiency of our legacy businesses. Core earnings in 2Q19 included net policyholder experience charges of $35 million post-tax compared with gains of $11 million post-tax in 2Q18.

Manulife Financial Corporation – Second Quarter 2019

BUSINESS GROWTH:
Achieved new business value (“NBV”) of $479 million in 2Q19, an increase of 14% compared with 2Q18
In Asia, NBV increased 7% to $364 million driven by a more favourable business mix, partially offset by lower sales in Japan as explained below. In Canada, NBV of $65 million was in line with the prior year period as higher insurance sales were offset by business mix changes in group insurance and the withdrawal of certain capital-intensive annuity products. In the U.S., NBV nearly quadrupled to $50 million, primarily as a result of recent actions to improve margins, as well as a more favourable product mix.
Reported annualized premium equivalent (“APE”) sales of $1.4 billion in 2Q19, an increase of 7% compared with 2Q18
In Asia, APE sales decreased 2% as growth in Hong Kong and Asia Other1 was more than offset by lower sales in Japan. APE sales in Japan decreased 41% due to the temporary suspension of the sale of corporate-owned life insurance products related to expected changes to tax regulations. Hong Kong APE sales increased 40% driven by the success of recently-launched health insurance and participating products. In Canada, APE sales increased 46% due to a large-case group insurance sale and growth across our individual insurance business including living benefits, term and permanent life insurance product lines. In the U.S., APE sales increased 16% as a result of higher universal life and international sales.
Reported neutral Global Wealth and Asset Management net flows in 2Q19 compared with positive net flows of $0.1 billion in 2Q18
Net flows in Asia were $1.7 billion in 2Q19, up $0.1 billion from 2Q18, driven by lower retail redemptions, partially offset by lower gross flows2. Net flows in Canada were $0.1 billion in 2Q19, a decrease of $0.6 billion from 2Q18, driven by the redemption of a large-case retirement plan. Net flows in the U.S. were negative $1.8 billion in 2Q19, an improvement of $0.4 billion from 2Q18, primarily due to the non-recurrence of three large-case retirement plan redemptions in 2Q18.

[1]	Asia Other excludes Japan and Hong Kong.
[2]	Gross flows is a non-GAAP measure. See “Performance and non-GAAP measures” below and in our 2Q19 MD&A for additional information.

Manulife Financial Corporation – Second Quarter 2019

MANAGEMENT’S DISCUSSION AND ANALYSIS
This Management’s Discussion and Analysis (“MD&A”) is current as of August 7, 2019, unless otherwise noted. This MD&A should be read in conjunction with our unaudited Interim Consolidated Financial Statements for the three and six months ended June 30, 2019 and the MD&A and audited Consolidated Financial Statements contained in our 2018 Annual Report.
For further information relating to our risk management practices and risk factors affecting the Company, see “Risk Factors” in our 2018 Annual Information Form, “Risk Management”, “Risk Factors” and “Critical Actuarial and Accounting Policies” in the MD&A in our 2018 Annual Report and the “Risk Management” note to the Consolidated Financial Statements in our most recent annual and interim reports.
In this MD&A, the terms “Company”, “Manulife”, “we” and “our” mean Manulife Financial Corporation (“MFC”) and its subsidiaries. All amounts are reported in Canadian dollars, unless otherwise indicated.
Contents

A. TOTAL COMPANY PERFORMANCE
1. Profitability
2. Growth
3. Financial strength
4. Revenue
5. Assets under management and administration
6. Impact of fair value accounting
7. Impact of foreign currency exchange rates
8. Business highlights
9. Annual review of actuarial methods and assumptions
10.  Updates to the ultimate reinvestment rate
B. PERFORMANCE BY SEGMENT
1. Asia
2. Canada
3. U.S.
4. Global Wealth and Asset Management
5. Corporate and Other

C. RISK MANAGEMENT AND RISK FACTORS UPDATE
1. Variable annuity and segregated fund guarantees
2. Caution related to sensitivities
3. Publicly traded equity performance risk
4. Interest rate and spread risk sensitivities and exposure measures
5. Alternative long-duration asset performance risk
D. CRITICAL ACTUARIAL AND ACCOUNTING POLICIES
1. Critical actuarial and accounting policies
2. Sensitivity of policy liabilities to asset related assumptions
3. Accounting and reporting changes
E. OTHER
1. Outstanding shares - selected information
2. Legal and regulatory proceedings
3. Performance and non-GAAP measures
4. Caution regarding forward-looking statements
5. Quarterly financial information
6. Other

Manulife Financial Corporation – Second Quarter 2019

A TOTAL COMPANY PERFORMANCE
A1 Profitability
	Quarterly Results			YTD Results
($ millions, unless otherwise stated)	2Q19	1Q19	2Q18	2019	2018
Net income attributed to shareholders	$1,475	$2,176	$1,262	$3,651	$2,634
Core earnings(1)	$1,452	$1,548	$1,431	$3,000	$2,734
Diluted earnings per common share ($)	$0.73	$1.08	$0.61	$1.81	$1.28
Diluted core earnings per common share ($)(1)	$0.72	$0.76	$0.70	$1.48	$1.33
Return on common shareholders’ equity (“ROE”)	12.9%	20.1%	12.3%	16.4%	13.2%
Core ROE(1)	12.7%	14.2%	14.0%	13.4%	13.7%
Expense efficiency ratio(1)	52.5%	49.9%	51.2%	51.2%	51.6%
(1)	This item is a non-GAAP measure. See “Performance and non-GAAP measures” below.
Quarterly Profitability
Manulife’s net income attributed to shareholders was $1,475 million in the second quarter of 2019 (“2Q19”) compared with $1,262 million in the second quarter of 2018 (“2Q18”). Net income attributed to shareholders is comprised of core earnings1 (consisting of items we believe reflect the underlying earnings capacity of the business), which amounted to $1,452 million in 2Q19 compared with $1,431 million in 2Q18, and items excluded from core earnings, which amounted to a net gain of $23 million in 2Q19 compared with a net charge of $169 million in 2Q18.
The $213 million increase in net income attributed to shareholders compared with 2Q18 was primarily driven by the non-recurrence of a $200 million restructuring charge taken in 2Q18. Higher gains from investment-related experience compared with 2Q18 were offset by charges from the direct impact of markets in 2Q19. Investment-related experience in 2Q19 reflected higher-than-expected returns (including fair value changes) on alternative long-duration assets (“ALDA”) and strong credit experience. Charges related to the direct impact of markets were driven by narrowing corporate spreads.
Core earnings decreased 1% on a constant exchange rate basis2 ($21 million increase, including a $37 million gain from the impact of currency) compared with 2Q18 as in-force business growth in Asia and higher investment income in our surplus portfolio was more than offset by the non-recurrence of both a tax-related benefit and notably positive group insurance policyholder experience in Canada, as well as the impact of actions to improve the capital efficiency of our legacy businesses. Core earnings in 2Q19 included net policyholder experience charges of $35 million post-tax ($49 million pre-tax) compared with gains of $11 million post-tax ($19 million pre-tax) in 2Q18. Reinsurance and ALDA portfolio mix actions to improve the capital efficiency of our legacy businesses resulted in $33 million lower core earnings in 2Q19 compared with 2Q18.
Year-to-date Profitability
Net income attributed to shareholders for the 6 months ended June 30, 2019 was $3,651 million compared with $2,634 million for the 6 months ended June 30, 2018. Year-to-date core earnings amounted to $3,000 million in 2019 compared with $2,734 million in the same period of 2018, and items excluded from year-to-date core earnings amounted to a net gain of $651 million in 2019 compared with a net charge of $100 million in the same period of 2018.
The $1 billion increase in year-to-date net income attributed to shareholders compared with the same period of 2018 was driven by higher core earnings of $266 million, higher investment-related experience of $455 million and the non-recurrence of a $200 million 2Q18 restructuring charge.
The $266 million increase in core earnings on a year-to-date basis reflects higher income in our surplus portfolio, new business growth across all insurance segments, in-force growth in Asia, and the impact of a weaker Canadian dollar, partially offset by the non-recurrence of a tax-related benefit in Canada and the impact of actions to improve the capital efficiency of our legacy businesses. Year-to-date core earnings in 2019 included net policyholder experience charges of $16 million post-tax ($31 million pre-tax) compared with gains of $8 million post-tax ($17 million pre-tax) in the same period of 2018.

[1]	This item is a non-GAAP measure. See “Performance and non-GAAP measures” below.

[2]
Percentage growth / declines in core earnings, APE sales, gross flows, NBV, assets under management and administration, assets under management and core EBITDA are stated on a constant exchange rate basis. Constant exchange rate basis is a non-GAAP measure. See “Performance and non-GAAP measures” below.

Manulife Financial Corporation – Second Quarter 2019

Core Earnings by Segment(1)	Quarterly Results			YTD Results
($ millions, unaudited)	2Q19	1Q19	2Q18	2019	2018
Asia	$471	$520	$411	$991	$842
Canada	312	283	395	595	678
U.S.	441	475	446	916	868
Global Wealth and Asset Management	242	233	239	475	466
Corporate and Other (excluding core investment gains)	(114)	(63)	(164)	(177)	(320)
Core investment gains(2)	100	100	104	200	200
Total core earnings	$1,452	$1,548	$1,431	$3,000	$2,734

(1)
2018 comparatives for core earnings in each segment have been updated to reflect the 2019 methodology for allocating capital and interest on surplus to our insurance segments from the Corporate and Other segment.

(2)	This item is a non-GAAP measure. See “Performance and non-GAAP measures” below.
Items excluded from core earnings were a net gain of $23 million in 2Q19 compared with a net charge of $169 million in 2Q18. Year-to-date items excluded from core earnings were a net gain of $651 million in 2019 compared with a net charge of $100 million in 2018.

Items excluded from core earnings	Quarterly Results			YTD Results
($ millions, unaudited)	2Q19	1Q19	2Q18	2019	2018
Investment-related experience outside of core earnings(1)	$146	$327	$18	$473	$18
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities(2)	(144)	249	45	105	95
Direct impact of equity markets and variable annuity guarantee liabilities	2	367	(26)	369	(213)
Fixed income reinvestment rates assumed in the valuation of policy liabilities	(174)	(160)	175	(334)	488
Sale of AFS bonds and derivative positions in the Corporate and Other segment	28	42	(104)	70	(180)
Reinsurance transactions(3)	63	52	12	115	98
Restructuring charge	-	-	(200)	-	(200)
Tax related items and other(4)	(42)	-	(44)	(42)	(111)
Items excluded from core earnings	$23	$628	$(169)	$651	$(100)
(1)
Investment-related experience gains in 2Q19 reflected higher-than-expected returns (including fair value changes) on alternative long-duration assets (“ALDA”) and strong credit experience. Investment-related experience gains in 2Q18 reflected the favourable impact of fixed income reinvestment activities on the measurement of our policy liabilities and solid credit experience. Total investment-related experience gains in 2Q19 were $246 million, compared with $122 million in 2Q18, and in accordance with our definition of core earnings, we included $100 million of investment-related experience gains in core earnings and $146 million in items excluded from core earnings in 2Q19 ($104 million and $18 million, respectively, in 2Q18).

(2)
The direct impact of markets was a net charge of $144 million in 2Q19 mostly related to the narrowing of corporate spreads. The direct impact of markets was a net gain of $45 million in 2Q18 primarily due to increasing corporate spreads in the U.S., partially offset by losses on the sale of available-for-sale (“AFS”) bonds.

(3)	The $63 million gain from reinsurance transactions in 2Q19 is related to reinsurance transactions in our legacy business in the U.S.
(4)	Tax and other items in 2Q19 primarily related to the impact of tax rate changes in the province of Alberta and in 2Q18 the charge primarily related to a provision for a legal settlement in the U.S.

Manulife Financial Corporation – Second Quarter 2019

A2 Growth(1)
	Quarterly Results			YTD Results
($ millions, unaudited)	2Q19	1Q19	2Q18	2019	2018
Asia APE sales	$915	$1,336	$918	$2,251	$1,902
Canada APE sales	$290	$261	$198	$551	$488
U.S. APE sales	$154	$143	$129	$297	$242
Total APE sales	$1,359	$1,740	$1,245	$3,099	$2,632
Asia new business value	$364	$411	$334	$775	$659
Canada new business value	$65	$62	$65	$127	$114
U.S. new business value	$50	$46	$12	$96	$22
Total new business value	$479	$519	$411	$998	$795
Wealth and asset management gross flows ($ billions)	$25.5	$27.9	$29.1	$53.4	$65.6
Wealth and asset management net flows ($ billions)	$0.0	$(1.3)	$0.1	$(1.4)	$10.1
Wealth and asset management assets under management and administration ($ billions)	$653.1	$648.1	$639.9	$653.1	$639.9
(1)	These items are non-GAAP measures. See “Performance and non-GAAP measures” below.

Annualized premium equivalent (“APE”) sales1 were $1.4 billion in 2Q19, an increase of 7% compared with 2Q18. In Asia, APE sales decreased 2% as growth in Hong Kong and Asia Other2 was more than offset by lower sales in Japan. APE sales in Japan decreased 41% due to the temporary suspension of the sale of corporate-owned life insurance (“COLI”) products related to expected changes to tax regulations. Hong Kong APE sales increased 40% driven by the success of recently-launched health insurance and participating products. In Canada, APE sales increased 46% due to a large-case group insurance sale and growth across our individual insurance business including living benefits, term and permanent life insurance product lines. In the U.S., APE sales increased 16% as a result of higher universal life and international sales.
Year-to-date APE sales of $3.1 billion in 2019 were 15% higher than the same period of 2018, driven by double-digit growth in all segments.
New business value (“NBV”)1 was $479 million in 2Q19, an increase of 14% compared with 2Q18. In Asia, NBV increased 7% to $364 million driven by a more favourable business mix, partially offset by lower sales in Japan as explained above. In Canada, NBV of $65 million was in line with the prior year period as higher insurance sales were offset by business mix changes in group insurance and the withdrawal of certain capital-intensive annuity products. In the U.S., NBV nearly quadrupled to $50 million, primarily as a result of recent actions to improve margins, as well as a more favourable product mix.
Year-to-date NBV was $1.0 billion in 2019, an increase of 23% compared with the same period of 2018, driven by strong growth in all segments.
Wealth and asset management (“WAM”) net flows1 were neutral in 2Q19, compared with positive net flows of $0.1 billion in 2Q18. Net flows in Asia were $1.7 billion in 2Q19, up $0.1 billion from 2Q18, driven by lower retail redemptions, partially offset by lower gross flows1. Net flows in Canada were $0.1 billion in 2Q19, a decrease of $0.6 billion from 2Q18, driven by the redemption of a large-case retirement plan. Net flows in the U.S. were negative $1.8 billion in 2Q19, an improvement of $0.4 billion from 2Q18, primarily due to the non-recurrence of three large-case retirement plan redemptions in 2Q18.

Year-to-date negative net flows were $1.4 billion in 2019, compared with positive net flows of $10.1 billion in the same period of 2018, primarily due to lower year-to-date gross flows.

[1]	This item is a non-GAAP measure. See “Performance and non-GAAP measures” below.
[2]	Asia Other excludes Japan and Hong Kong.

Manulife Financial Corporation – Second Quarter 2019

A3 Financial strength
	Quarterly Results			YTD Results
(unaudited)	2Q19	1Q19	2Q18	2019	2018
MLI’s LICAT ratio	144%	144%	132%	144%	132%
Financial leverage ratio	26.4%	27.0%	29.4%	26.4%	29.4%
Total consolidated capital ($ billions)(1)	$58.2	$57.3	$54.3	$58.2	$54.3
Book value per common share ($)	$22.89	$22.34	$20.32	$22.89	$20.32
Book value per common share excluding AOCI ($)	$19.52	$19.06	$17.68	$19.52	$17.68

(1)	This item is a non-GAAP measure. See “Performance and non-GAAP measures” below.

The Life Insurance Capital Adequacy Test (“LICAT”) ratio for The Manufacturers Life Insurance Company (“MLI”) as at June 30, 2019 was 144%, which is the same level as the ratio as at March 31, 2019. Among the various balancing factors, the positive impacts from lower risk free rates and actions to improve the capital efficiency of our legacy businesses (see “Business Highlights” below) were largely offset by the adverse impact of lower corporate spreads.
MFC’s LICAT ratio was 133% as at June 30, 2019, which is the same level as the ratio as at March 31, 2019. The difference between the MLI and MFC ratios as at June 30, 2019 was largely due to the $4.6 billion of MFC senior debt outstanding that does not qualify as available capital at the MFC level.
MFC’s financial leverage ratio as at June 30, 2019 was 26.4%, a decrease of 0.6 percentage points from 27.0% as at March 31, 2019. The improvement was driven by net income net of dividends and the increase in the value of available-for-sale (“AFS”) securities, partially offset by the net impact from our share buyback and dividend reinvestment programs and the impact of a stronger Canadian dollar.
MFC’s total consolidated capital1 as at June 30, 2019 was $58.2 billion, an increase of $3.9 billion compared with June 30, 2018 and an increase of $2.2 billion compared with December 31, 2018. The $2.2 billion increase was due to a $2.8 billion increase in total equity primarily driven by higher retained earnings over the last 6 months partially offset by the redemption of $0.5 billion of subordinated debentures in 1Q19.

Book value per common share as at June 30, 2019 was $22.89, an increase of 7% compared with $21.38 as at December 31, 2018. Book value per common share excluding accumulated other comprehensive income (“AOCI”) was $19.52 as at June 30, 2019, an increase of 7% compared with $18.23 as at December 31, 2018. Common shareholders’ equity increased $2.8 billion for reasons outlined above. The number of common shares outstanding was 1,962 million as at June 30, 2019 and was 1,971 million as at December 31, 2018.

A4 Revenue
	Quarterly Results			YTD Results
($ millions, unaudited)	2Q19	1Q19	2Q18	2019	2018
Gross premiums	$9,829	$10,187	$9,831	$20,016	$19,297
Premiums ceded to reinsurers	(1,138)	(1,873)	(1,077)	(3,011)	(2,218)
Net premium income	8,691	8,314	8,754	17,005	17,079
Investment income	3,710	3,747	3,566	7,457	6,801
Other revenue	2,634	2,562	2,964	5,196	5,466
Revenue before realized and unrealized investment gains and losses	15,035	14,623	15,284	29,658	29,346
Realized and unrealized gains and losses on assets supporting insurance and investment contract liabilities and on the macro hedge program	7,185	8,926	(1,615)	16,111	(6,931)
Total revenue	$22,220	$23,549	$13,669	$45,769	$22,415
Total revenue in 2Q19 was $22.2 billion compared with $13.7 billion in 2Q18. The amount of revenue reported in any fiscal period can be significantly affected by fair value accounting, which can materially impact the reported realized and unrealized investment gains or losses on assets supporting insurance and investment contract liabilities and on the macro hedge program, a component of revenue (see “Impact of fair value accounting” below). Accordingly, we discuss specific drivers of revenue in each segment before realized and unrealized investment gains and losses in section B “Performance by Segment” below.

[1]	This item is a non-GAAP measure. See “Performance and non-GAAP measures” below.

Manulife Financial Corporation – Second Quarter 2019

2Q19 revenue before realized and unrealized investment gains and losses of $15.0 billion was consistent with 2Q18.
Net realized and unrealized investment gains and losses on assets supporting insurance and investment contract liabilities and on the macro hedge program was a gain of $7.2 billion in 2Q19 compared with a charge of $1.6 billion in 2Q18. The 2Q19 gain was primarily due to an overall decrease in interest rates in North America. The 2Q18 charge was due to an overall increase in interest rates in the U.S. and Hong Kong.
On a year-to-date basis, revenue before net realized and unrealized investment gains and losses of $29.7 billion was consistent with the same period of 2018. Net realized and unrealized investment gains and losses on assets supporting insurance and investment contract liabilities and on the macro hedge program was a gain of $16.1 billion in 2019 compared with a loss of $6.9 billion in 2018. The key drivers of the fair value impact on a year-to-date basis in 2019 and 2018 were similar to the factors noted above for the corresponding quarters.
A5	Assets under management and administration (“AUMA”)[1]
AUMA as at June 30, 2019 was $1.1 trillion, an increase of 9% compared with December 31, 2018. The primary drivers of the increase were the favourable impact of markets and continued customer net inflows.
A6	Impact of fair value accounting
Fair value accounting policies affect the measurement of both our assets and our liabilities. The impact on the measurement of both assets and liabilities of investment activities and market movements are reported as experience gains and losses on investments and the direct impact of equity markets and interest rates and variable annuity guarantees, each of which impacts net income attributed to shareholders (see “Profitability” section above for discussion of 2Q19 experience).
Net realized and unrealized investment gains on assets supporting insurance and investment contract liabilities and on the macro hedge program were $7.2 billion for 2Q19 (2Q18 – losses of $1.6 billion) and on a year-to-date basis, the gains were $16.1 billion for 2019 (year-to-date 2018 – losses of $6.9 billion). See “Revenue” section above for discussion of results.
As outlined in the “Critical Actuarial and Accounting Policies” in the MD&A in our 2018 Annual Report, net insurance contract liabilities as permitted under IFRS 4 are determined using the Canadian Asset Liability Method (“CALM”), as required by the Canadian Institute of Actuaries (“CIA”). The measurement of policy liabilities includes the estimated value of future policyholder benefits and settlement obligations to be paid over the term remaining on in-force policies, including the costs of servicing the policies, reduced by the future expected policy revenues and future expected investment income on assets supporting the policies. Investment returns are projected using current asset portfolios and projected reinvestment strategies. Experience gains and losses are reported when current period activity differs from what was assumed in the policy liabilities at the beginning of the period. We classify gains and losses by assumption type. For example, current period investing activities that increase (decrease) the future expected investment income on assets supporting policies will result in an investment-related experience gain (loss). See description of investment-related experience in “Performance and non-GAAP measures” below.
As noted in our 2018 Annual MD&A, IFRS 17, which is expected to be effective January 1, 2022, will replace IFRS 4 and therefore CALM. While there are many differences between IFRS 17 and IFRS 4, two items of note are the discount rate used to estimate the present value of insurance liabilities, and the reporting of new business gains. We reported $159 million (post-tax) of new business gains in net income attributed to shareholders in 2Q19 and $384 million (post-tax) for year-to-date 2019. Under IFRS 17, new business gains are recorded on the balance sheet and amortized into income as services are provided.
A7	Impact of foreign currency exchange rates
Changes in foreign currency exchange rates increased core earnings by $37 million in 2Q19 compared with 2Q18 primarily due to a weaker Canadian dollar compared with the U.S. dollar. Changes in foreign currency exchange rates increased year-to-date core earnings by $92 million in 2019 compared with the same period of 2018. The impact of foreign currency exchange rates on items excluded from core earnings does not provide relevant information given the nature of these items.
A8	Business highlights
During the quarter we took steps to further strengthen the Company’s long-term growth opportunity in Asia by entering into a joint venture agreement with the asset management arm of Mahindra Finance, one of India’s leading non-bank financial companies and were selected as a preferred applicant to set up a wholly foreign-owned life insurance business in Myanmar, which would expand our insurance footprint in the region.

[1]	This item is a non-GAAP measure. See “Performance and non-GAAP measures” below.

Manulife Financial Corporation – Second Quarter 2019

We continued to make progress on our portfolio optimization initiative, executing on transactions that result in a capital benefit of approximately $400 million.1 In the U.S., we completed two new reinsurance transactions on universal life blocks, and in Canada we completed the second phase of our segregated fund transfer program, resulting in additional customers converting their contracts to a less capital-intensive product which offers them increased flexibility and higher potential returns.
A9 Annual review of actuarial methods and assumptions
In the third quarter of 2019 (“3Q19”), we will complete our annual review of actuarial methods and assumptions. The review includes a comprehensive study of our long-term care (“LTC”) experience, and although work is still ongoing, preliminary indications suggest that the net impact to net income attributed to shareholders in 3Q19 will be neutral in total and for LTC1, however there could be variability in this outcome. The LTC review includes all aspects of claims assumptions, the impact of policyholder benefit reductions as well as progress on future rate premium increases and a review of margins on the business.
A10 Updates to the ultimate reinvestment rate
In July 2019, the Canadian Actuarial Standards Board (“ASB”) issued new assumptions with reductions to the Ultimate Reinvestment Rate (“URR”) and updates to the calibration criteria for stochastic risk-free rates. The updated standard includes a reduction of 15 basis points in the URR and a corresponding change to stochastic risk-free rate modeling and is effective October 15, 2019. The ASB does not anticipate an update to this promulgation prior to the adoption of IFRS 17. We expect to adopt this standard in 3Q19 and estimate that it will reduce net income attributed to shareholders by approximately $0.5 billion (post-tax).1 Per our definition of core earnings, the impact of this change will be reported in items excluded from core earnings, as the direct impact of equity markets and interest rates and variable annuity guarantee liabilities. Please see “Performance and non-GAAP measures” section below.
B PERFORMANCE BY SEGMENT
B1	Asia
($ millions, unless otherwise stated)	Quarterly Results						YTD Results
Canadian dollars		2Q19		1Q19		2Q18		2019		2018
Net income attributed to shareholders(1)		$476		$695		$368		$1,171		$820
Core earnings(1),(2)		471		520		411		991		842
Annualized premium equivalent sales		915		1,336		918		2,251		1,902
New Business Value		364		411		334		775		659
Revenue		6,695		8,752		4,943		15,447		9,254
Revenue before realized and unrealized investment gains and losses(3)		5,607		6,061		5,360		11,668		10,631
Assets under management ($ billions)(1)		114.1		111.0		100.0		114.1		100.0
U.S. dollars
Net income attributed to shareholders(1)	US$	357	US$	522	US$	284	US$	879	US$	643
Core earnings(1),(2)		352		391		319		743		661
Annualized premium equivalent sales		685		1,005		711		1,690		1,489
New Business Value		272		309		258		581		515
Revenue		5,007		6,584		3,828		11,591		7,237
Revenue before realized and unrealized investment gains and losses(3)		4,194		4,560		4,151		8,754		8,319
Assets under management ($ billions)(1)		87.2		83.0		75.9		87.2		75.9

(1)
The 2018 comparatives for net income attributed to shareholders, core earnings and assets under management have been updated to reflect the 2019 methodology for allocating capital and interest on surplus to our insurance segments from the Corporate and Other segment.

(2)	See “Performance and non-GAAP measures” for a reconciliation between net income attributed to shareholders and core earnings.
(3)	See section A6 “Impact of fair value accounting”.
Asia’s net income attributed to shareholders was $476 million in 2Q19 compared with $368 million in 2Q18. Net income attributed to shareholders is comprised of core earnings, which was $471 million in 2Q19 compared with $411 million in 2Q18, and items excluded from core earnings, which amounted to a net gain of $5 million in 2Q19 compared with a net charge of $43 million in 2Q18. The changes in net income attributed to shareholders and core earnings expressed in Canadian dollars are due to the factors described below and, in addition, core earnings reflected a net $15 million favourable

1 See “Caution regarding forward-looking statements” below.

Manulife Financial Corporation – Second Quarter 2019

impact due to changes in foreign currency exchange rates versus the Canadian dollar.
Expressed in U.S. dollars, the presentation currency of the segment, net income attributed to shareholders was US$357 million in 2Q19 compared with US$284 million in 2Q18 and core earnings were US$352 million in 2Q19 compared with US$319 million in 2Q18. Items excluded from core earnings were a net gain of US$5 million in 2Q19 compared with a net charge of US$35 million in 2Q18 (see a reconciliation of net income attributed to shareholders to core earnings in “Performance and non-GAAP measures” below).
Core earnings in 2Q19 increased 12% compared with 2Q18. The increase in core earnings was driven by improved policyholder experience and in-force business growth, partially offset by lower new business volumes in Japan.
Year-to-date net income attributed to shareholders was US$879 million in 2019 compared with US$643 million in the same period of 2018. Year-to-date core earnings of US$743 million in 2019 increased 15% compared with the same period of 2018. This increase reflects improved policyholder experience and in-force business growth. Items excluded from year-to-date core earnings were a net gain of US$136 million in 2019 and a net charge of US$18 million for the same period of 2018. Expressed in Canadian dollars, year-to-date core earnings reflected a $37 million favourable impact of changes in foreign currency exchange rates versus the Canadian dollar.
APE sales in 2Q19 were US$685 million, a decrease of 2% compared with 2Q18 as the impact of the temporary suspension of COLI product sales in Japan more than offset growth in Hong Kong and Asia Other. NBV in 2Q19 was US$272 million, a 7% increase compared with 2Q18, reflecting growth in Hong Kong and Asia Other which was partially offset by a decline in Japan. Year-to-date APE sales were US$1.7 billion in 2019, an increase of 16% compared with the same period of 2018 driven by double-digit growth across Japan, Hong Kong and Asia Other. Year-to-date NBV in 2019 was US$581 million, a 15% increase compared with the same period of 2018, reflecting double-digit growth in Hong Kong and Asia Other. New business value margin (“NBV margin”)1 was 42.2% in 2Q19 compared with 38.6% in 2Q18.
•
Japan APE sales in 2Q19 were US$136 million, a decrease of 41% compared with 2Q18 driven by the suspension of COLI product sales until the pending tax rule had been enacted. Subsequent to the quarter end the Tax Authority has issued a new regulation and we have restarted COLI product sales in 3Q19. Japan NBV in 2Q19 of US$51 million decreased 35% compared with 2Q18, as lower sales volumes were partially offset by the benefits of improved product mix. Japan NBV margin was 37.3%, an increase of 3.1 percentage points compared with 2Q18.

•
Hong Kong APE sales in 2Q19 were US$199 million, a 40% increase compared with 2Q18. The strong growth in APE sales was driven by the success of our recently launched Voluntary Health Insurance Scheme products as well as participating products launched at the beginning of this year. Hong Kong NBV in 2Q19 of US$117 million increased 31% compared with 2Q18, as higher sales were partially offset by a decline in market interest rates. Hong Kong NBV margin was 58.9%, a decrease of 4.0 percentage points compared with 2Q18.

•
Asia Other APE sales in 2Q19 were US$350 million, a 7% increase compared with 2Q18. Strong growth in Vietnam was partially offset by lower sales in Indonesia and Singapore. Asia Other NBV in 2Q19 of US$104 million increased 19% compared with 2Q18 mainly due to higher sales, favourable product mix and change in tax regulations. Asia Other NBV margin was 33.7%, an increase of 3.2 percentage points compared with 2Q18.

Revenue was US$5.0 billion in 2Q19 compared with US$3.8 billion in 2Q18. Revenue before realized and unrealized investment gains and losses was US$4.2 billion in 2Q19, in line with 2Q18 as premium growth from in-force business was mostly offset by the temporary suspension of COLI product sales in Japan. Year-to-date revenue was US$11.6 billion in 2019 compared with US$7.2 billion in the same period of 2018. Year-to-date revenue before realized and unrealized investment gains and losses was US$8.8 billion in 2019, compared with US$8.3 billion in the same period of 2018.
Assets under management1 were US$87.2 billion as at June 30, 2019, an increase of US$7.9 billion or 9% compared with December 31, 2018, driven by net customer inflows of US$4.9 billion and the favourable impact of markets over the past six months.
Business highlights - In respect of our strategic priorities, we launched, in collaboration with DBS Bank, an analytics-supported online end-to-end platform where customers can purchase insurance solutions directly in Singapore. We were also selected as a ‘preferred applicant’ by Myanmar’s Ministry of Planning and Finance to set up a wholly foreign-owned life insurance operation, which would expand Manulife’s Asia insurance operations in the region.

[1]	This item is a non-GAAP measure. See “Performance and non-GAAP measures” below.

Manulife Financial Corporation – Second Quarter 2019

B2	Canada
	Quarterly Results			YTD Results
($ millions, unless otherwise stated)	2Q19	1Q19	2Q18	2019	2018
Net income (loss) attributed to shareholders(1)	$317	$751	$502	$1,068	$954
Core earnings(1),(2)	312	283	395	595	678
Annualized premium equivalent sales	290	261	198	551	488
Manulife Bank average net lending assets ($ billions)	21.9	21.7	21.0	21.8	20.8
Revenue	5,752	7,090	4,487	12,842	7,671
Revenue before realized and unrealized investment gains and losses(3)	3,609	3,766	4,231	7,375	7,803
Assets under management ($ billions)(1)	150.4	146.6	145.0	150.4	145.0

(1)
The 2018 comparatives for net income (loss) attributed to shareholders, core earnings and assets under management have been updated to reflect the 2019 methodology for allocating capital and interest on surplus to our insurance segments from the Corporate and Other segment.

(2)	See “Performance and non-GAAP measures” below for a reconciliation between net income attributed to shareholders and core earnings.
(3)	See section A6 “Impact of fair value accounting”.
Canada’s 2Q19 net income attributed to shareholders was $317 million compared with $502 million in 2Q18. Net income attributed to shareholders is comprised of core earnings, which were $312 million in 2Q19 compared with $395 million in 2Q18, and items excluded from core earnings, which were a net gain of $5 million in 2Q19 compared with a net gain of $107 million in 2Q18 (see a reconciliation of net income attributed to shareholders to core earnings in “Performance and non-GAAP measures” below).
Core earnings decreased $83 million or 21% compared with 2Q18. In 2Q18, we noted 2 items that contributed $94 milion to core earnings in that quarter: the release of provisions for uncertain tax positions and favourable policyholder experience in our group insurance business. Other variances include gains from the second phase of our segregated fund transfer program and improved new business margins in individual insurance due to the continued success of Manulife Par,  partically offset by the impact of our ongoing portfolio optimization initiatives.
Year-to-date net income attributed to shareholders was $1,068 million in 2019 compared with $954 million in the same period of 2018 and year-to-date core earnings were $595 million in 2019 compared with $678 million in the same period of 2018. The decrease in year-to-date core earnings of $83 million was driven by similar factors as noted above. Items excluded from year-to-date core earnings were a net gain of $473 million in 2019 and a net gain of $276 million for the same period of 2018.
APE sales of $290 million in 2Q19 increased by $92 million or 46% compared with 2Q18, driven by a large-case group insurance sale and growth across our individual insurance business including living benefits, term and permanent life insurance product lines. Year-to-date APE sales in 2019 were $551 million, $63 million or 13% higher than in the same period of 2018, driven by growth in individual insurance from the introduction of Manulife Par.
•
Individual insurance APE sales in 2Q19 of $102 million increased $39 million or 62% compared with 2Q18, driven by growth across our individual insurance business including living benefits, term and permanent life insurance product lines.

•	Group insurance APE sales in 2Q19 of $138 million increased $56 million or 68% compared with 2Q18, due to a large-case sale.
•
Annuities APE sales in 2Q19 of $50 million decreased $3 million or 6% compared with 2Q18. We are focused on growth in lower risk segregated fund products, which in 2Q19 accounted for 81% of annuity APE sales.

Manulife Bank average net lending assets for the quarter were $21.9 billion as at June 30, 2019, up $0.4 billion or 2% from December 31, 2018.
Revenue in 2Q19 was $5.8 billion compared with $4.5 billion in 2Q18. Revenue before realized and unrealized investment gains and losses was $3.6 billion in 2Q19, a decrease of $0.6 billion compared with 2Q18 due to higher large single premium deposits in group insurance in 2Q18. Year-to-date revenue was $12.8 billion in 2019 compared with $7.7 billion in the same period of 2018. Year-to-date revenue before realized and unrealized investment gains and losses was $7.4 billion in 2019, a decrease of 5% compared with the same period of 2018.
Assets under management were $150.4 billion as at June 30, 2019, an increase of $8.5 billion or 6% from December 31, 2018, due to the favourable impact of markets.
Business highlights - In 2Q19, we continued to optimize our portfolio and introduced the second phase of our segregated fund transfer program, providing an opportunity to some of our legacy segregated fund customers to convert their policy to a

Manulife Financial Corporation – Second Quarter 2019

less capital-intensive product which offers them increased flexibility and higher potential returns, which will release approximately $85 million of capital. We launched our new digital All-In Banking Package, helping Canadians develop better financial habits and improve their financial well-being and we also launched and additional par product to expand our participating customer solutions. We continue to focus on improving the health of Canadians and launched a new two-step opioid management program focused on prevention and early intervention, while also launching a new tool providing customers with access to virtual medical consultations anytime and anywhere.
B3 U.S.
($ millions, unless otherwise stated)	Quarterly Results						YTD Results
Canadian dollars		2Q19		1Q19		2Q18		2019		2018
Net income attributed to shareholders(1)		$502		$441		$620		$943		$1,148
Core earnings(1),(2)		441		475		446		916		868
Annualized premium equivalent sales		154		143		129		297		242
Revenue(3)		8,177		6,116		2,967		14,293		2,975
Revenue before realized and unrealized investment gains and losses(3),(4)		4,269		3,206		4,447		7,475		8,416
Assets under management ($ billions)(1)		225.8		224.3		232.0		225.8		232.0
U.S. dollars
Net income attributed to shareholders(1)	US$	375	US$	332	US$	480	US$	707	US$	897
Core earnings(1),(2)		329		357		345		686		678
Annualized premium equivalent sales		115		108		99		223		189
Revenue(3)		6,113		4,600		2,298		10,713		2,304
Revenue before realized and unrealized investment gains and losses(3),(4)		3,191		2,411		3,444		5,602		6,582
Assets under management ($ billions)(1)		172.5		167.8		176.2		172.5		176.2

(1)
The 2018 comparatives for net income attributed to shareholders, core earnings and assets under management have been updated to reflect the 2019 methodology for allocating capital and interest on surplus to our insurance segments from the Corporate and Other segment.

(2)	See “Performance and non-GAAP measures” below for a reconciliation between net income attributed to shareholders and core earnings.
(3)	1Q19 amounts have been restated to conform to the current quarter’s presentation.
(4)	See section A6 “Impact of fair value accounting”.
U.S. 2Q19 net income attributed to shareholders was $502 million compared with $620 million in 2Q18. Net income attributed to shareholders is comprised of core earnings, which amounted to $441 million in 2Q19 compared with $446 million in 2Q18, and items excluded from core earnings, which amounted to a net gain of $61 million in 2Q19 compared with a net gain of $174 million in 2Q18. The changes in net income attributed to shareholders and core earnings expressed in Canadian dollars are due to the factors described below and, in addition, the change in core earnings reflected a net $15 million favourable currency impact from the strengthening of the U.S. dollar compared with the Canadian dollar.
Expressed in U.S. dollars, the functional currency of the segment, 2Q19 net income attributed to shareholders was US$375 million compared with US$480 million in 2Q18, core earnings were US$329 million in 2Q19 compared with US$345 million in 2Q18, and items excluded from core earnings were a net gain of US$46 million in 2Q19 compared with a net gain of US$135 million in 2Q18 (see a reconciliation of net income attributed to shareholders to core earnings in “Performance and non-GAAP measures” below).
The US$16 million decrease in core earnings was primarily driven by unfavourable life insurance policyholder experience and the impact in 2Q19 of the 2018 portfolio optimization activities on our legacy businesses, partially offset by gains from higher sales volumes and improved product margins.
Year-to-date net income attributed to shareholders was US$707 million in 2019 compared with US$897 million in the same period of 2018 and year-to-date core earnings were US$686 million in 2019 compared with US$678 million in the same period of 2018. The core earnings variance of US$8 million included gains from higher sales volumes and improved product margins, which was mostly offset by the impact in 2019 of portfolio optimization activities on our legacy businesses, unfavourable life insurance and annuities policyholder experience and smaller long-term care policyholder experience gains. Items excluded from year-to-date core earnings were a net gain of US$21 million in 2019 and a net gain of US$219 million for the same period of 2018. Expressed in Canadian dollars, core earnings reflected a $38 million favourable impact of changes in foreign currency exchange rates versus the Canadian dollar.

Manulife Financial Corporation – Second Quarter 2019

APE sales in 2Q19 of US$115 million increased 16% compared with 2Q18, as continued momentum in indexed universal life product offerings and higher demand for international products more than offset the competitive pressure in term and protection universal life products. 2Q19 marked the best quarter since inception for product sales with the John Hancock Vitality PLUS feature, which benefited multiple products. Year-to-date sales in 2019 of US$223 million increased 18% compared with the same period of 2018 primarily due to higher indexed universal life and international sales.
Revenue in 2Q19 was US$6.1 billion compared with US$2.3 billion in 2Q18. Revenue before net realized and unrealized investment gains and losses was US$3.2 billion in 2Q19 compared with US$3.4 billion in 2Q18. The US$0.3 billion decrease was primarily due to lower investment income in Annuities from reinsurance transactions related to our legacy business. Year-to-date revenue was US$10.7 billion in 2019, an increase compared with US$2.3 billion in the same period of 2018. Year-to-date revenue before realized and unrealized investment gains and losses was US$5.6 billion in 2019 compared with US$6.6 billion in the same period of 2018. The US$1.0 billion decrease was due to the factors noted above, along with US$0.5 billion of ceded premiums in the first quarter of 2019 from the reinsurance of our legacy individual and group payout annuities business on policies originally sold in New York.
Assets under management as at June 30, 2019 were US$172.5 billion, an increase of 5% from December 31, 2018. The increase was driven by the favourable impact of markets partially offset by the continued run-off of the annuities business including the reinsurance of the New York portion of the payout annuity block.
Business highlights - In 2Q19, we executed a reinsurance agreement covering certain universal life no lapse guarantee products releasing capital of US$205 million. In addition, we continued our momentum to improve new business profitability in our brokerage and international channels.
B4 Global Wealth and Asset Management
	Quarterly Results			YTD Results
($ millions, unless otherwise stated)	2Q19	1Q19	2Q18	2019	2018
Net income attributed to shareholders(1)	$243	$233	$233	$476	$456
Core earnings(1)	242	233	239	475	466
Core EBITDA(2)	375	366	370	741	730
Sales
Wealth and asset management gross flows	25,477	27,873	29,102	53,350	65,568
Wealth and asset management net flows	(34)	(1,323)	92	(1,357)	10,069
Revenue(3)	1,395	1,358	1,359	2,753	2,706
Assets under management and administration ($ billions)	653.1	648.1	639.9	653.1	639.9

(1)	See “Performance and non-GAAP measures” below for a reconciliation between net income attributed to shareholders and core earnings.
(2)	Core EBITDA is a non-GAAP measure and is core earnings before interest, taxes, depreciation and amortization. See “Performance and non-GAAP measures” below.
(3)	1Q19 amounts have been restated to conform to the current quarter’s presentation.
Global Wealth and Asset Management’s net income attributed to shareholders was $243 million in 2Q19 compared with $233 million in 2Q18. Net income attributed to shareholders is comprised of core earnings, which were $242 million in 2Q19 compared with $239 million in 2Q18 and items excluded from core earnings, which were a net gain of $1 million in 2Q19 compared with a net charge of $6 million in 2Q18 (see a reconciliation of net income attributed to shareholders to core earnings in “Performance and non-GAAP measures” below).
Core earnings in 2Q19 were in line with 2Q18 commensurate with average asset levels. Core EBITDA1 was $375 million in 2Q19, also in line with 2Q18.

Year-to-date net income attributed to shareholders was $476 million in 2019 compared with $456 million in the same period of 2018. Year-to-date core earnings of $475 million in 2019 were in line with the same period of 2018. Items excluded from year-to-date core earnings were a net gain of $1 million in 2019 and a net charge of $10 million for the same period of 2018. Year-to-date Core EBITDA was $741 million in 2019, in line with the same period of 2018.

[1]	This item is a non-GAAP measure. See “Performance and non-GAAP measures” below.

Manulife Financial Corporation – Second Quarter 2019

Gross Flows and Net Flows - Gross flows were $25.5 billion in 2Q19, a decrease of 14% compared with 2Q18, and net flows were neutral in 2Q19, compared with $0.1 billion in 2Q18. Year-to-date gross flows in 2019 of $53.4 billion were 21% lower than the same period of 2018, and year-to-date negative net flows of $1.4 billion in 2019 were $11.4 billion lower than the same period of 2018. By geography the results were:
WAM Asia:
•
Gross flows in Asia in 2Q19 were $4.8 billion, a decrease of $1.0 billion or 18% compared with 2Q18, driven by lower gross flows in mainland China from retail money markets funds, partially offset by higher retail gross flows in Japan. Year-to-date gross flows in 2019 of $9.4 billion were 30% lower than the same period of 2018.

•
Net flows in 2Q19 were $1.7 billion compared with net flows of $1.6 billion in 2Q18 as lower retail redemptions were mostly offset by lower gross flows. Year-to-date net flows were $2.3 billion in 2019 compared with net flows of $3.6 billion in the same period of 2018.

WAM Canada:
•
Gross flows in Canada in 2Q19 were $5.3 billion, a decrease of $0.2 billion or 3% compared with 2Q18, driven by lower gross flows in private asset mandates in institutional asset management. This was partially offset by higher new plan sales and recurring contributions in retirement. Year-to-date gross flows in 2019 of $11.6 billion were 14% lower than the same period of 2018.

•
Net flows were $0.1 billion in 2Q19 compared with net flows of $0.7 billion in 2Q18, driven by a $1.4 billion redemption of a large-case retirement plan, partially offset by lower redemptions in institutional asset management and retail. Year-to-date net flows were $2.2 billion in 2019 compared with net flows of $4.2 billion in the same period of 2018.

WAM U.S.:
•
Gross flows in the U.S. in 2Q19 were $15.4 billion, a decrease of $2.4 billion or 17% compared with 2Q18, driven by lower industry flows into active strategies, investor preference for conservative fixed income exposures and lower institutional model allocations in retail, and the launch of the John Hancock Infrastructure Fund in institutional asset management in 2Q18. Year-to-date gross flows in 2019 of $32.3 billion were 20% lower than the same period of 2018.

•
Net flows in the U.S. were negative $1.8 billion in 2Q19 compared with negative net flows of $2.2 billion in 2Q18 with the variance primarily due to the redemption of three large-case retirement plans in 2Q18. Retail net flows were impacted by ongoing market uncertainty and we experienced a large fixed income mandate redemption in institutional asset management in 2Q19. Year-to-date net flows were negative $5.8 billion in 2019 compared with positive net flows of $2.3 billion in the same period of 2018.

Revenue in 2Q19 was $1.4 billion, in line with 2Q18. Year-to-date revenue in 2019 was $2.8 billion, in line with the same period of 2018.
Assets under management and administration of $653 billion as at June 30, 2019 increased 11% compared with December 31, 2018 driven by favourable investment performance, partially offset by year-to-date negative net flows. Global WAM also manages $191 billion in assets for the Company’s non-WAM reporting segments, and including those managed assets, AUMA managed by Global WAM was $844 billion as at June 30, 2019 compared with $790 billion as at December 31, 2018.
Business highlights - In 2Q19, we entered into a joint venture with Mahindra Finance, to expand the depth and breadth of fund offerings and drive retail fund penetration in India. The joint venture brings together Mahindra's domestic market strength and track record of building successful businesses and partnerships with our capabilities and richness of experience in servicing the needs of consumers around the world. Additionally, we launched a unified global brand for our WAM businesses: Manulife Investment Management, to better serve our investors worldwide. This unified presence will provide customers and intermediaries with a more consistent, seamless experience in our various investment management businesses.

Manulife Financial Corporation – Second Quarter 2019

B5 Corporate and Other
	Quarterly Results			YTD Results
($ millions, unless otherwise stated)	2Q19	1Q19	2Q18	2019	2018
Net income (loss) attributed to shareholders(1)	$(63)	$56	$(461)	$(7)	$(744)
Core loss excluding core investment gains(1),(2)	$(114)	$(63)	$(164)	$(177)	$(320)
Core investment gains	100	100	104	200	200
Total core gain (loss)	$(14)	$37	$(60)	$23	$(120)
Revenue	$199	$235	$(89)	$434	$(191)

(1)
The 2018 comparatives for net income (loss) attributed to shareholders and core loss excluding core investment gains have been updated to reflect the 2019 methodology for allocating capital and interest on surplus to our insurance segments from the Corporate and Other segment.

(2)	See “Performance and non-GAAP measures” for a reconciliation between net income attributed to shareholders and core earnings.
Corporate and Other is composed of investment performance on assets backing capital, net of amounts allocated to operating segments; financing costs; costs incurred by the corporate office related to shareholder activities (not allocated to the operating segments); our Property and Casualty (“P&C”) Reinsurance business; as well as run-off reinsurance operations including variable annuities and accident and health.
For segment reporting purposes, settlement costs for macro equity hedges and other non-operating items are included in Corporate and Other’s earnings. This segment is also where we reclassify favourable investment-related experience to core earnings from items excluded from core earnings, subject to certain limits (see “Performance and non-GAAP measures” below). In each of the other segments, we report all investment-related experience in items excluded from core earnings.
Corporate and Other reported a net loss attributed to shareholders of $63 million in 2Q19 compared with a net loss attributed to shareholders of $461 million in 2Q18. The core loss was $14 million in 2Q19 compared with a core loss of $60 million in 2Q18 and the items excluded from core loss amounted to a net charge of $49 million in 2Q19 compared with a net charge of $401 million in 2Q18 (see a reconciliation of net income (loss) attributed to shareholders to core earnings in “Performance and non-GAAP measures” below).
The $46 million improvement in core loss was largely due to higher investment income, lower interest expense on external debt and an adjustment to our U.S. remittances withholding tax accrual.
The items excluded from core loss amounted to a net charge of $49 million in 2Q19, which included a $100 million reclassification to core investment gains and unfavourable impact of a provincial tax rate change in Canada, partially offset by gains related to the direct impact of the markets.
On a year-to-date basis, the net loss attributed to shareholders was $7 million in 2019 compared with a net loss attributed to shareholders of $744 million in the same period of 2018. The year-to-date core gain was $23 million in 2019 compared with core loss of $120 million in the same period of 2018. The favourable variance in the year-to-date core gain of $143 million was primarily attributable to higher investment income, the favourable impact of markets on seed money investments in new segregated and mutual funds in 1Q19, an adjustment to our U.S. remittances withholding tax accruals and lower net interest on external debt, partially offset by lower net gains on AFS equities. Items excluded from the year-to-date core gain were a net charge of $30 million in 2019 compared with a net charge of $624 million in the same period of 2018.
Revenue in 2Q19 was a gain of $199 million compared with a loss of $89 million in 2Q18. The variance was driven by realized gains on the sale of AFS bonds in 2Q19 compared with realized losses in 2Q18, and higher investment income. Year-to-date revenue was a gain of $434 million in 2019 compared with a loss of $191 million in the same period of 2018.
C RISK MANAGEMENT AND RISK FACTORS UPDATE
This section provides an update to our risk management practices and risk factors outlined in the MD&A in our 2018 Annual Report. The shaded text and tables in this section of the MD&A represent our disclosure on market and liquidity risk in accordance with IFRS 7 “Financial Instruments – Disclosures”. Accordingly, the following shaded text and tables represent an integral part of our unaudited Interim Consolidated Financial Statements.
C1 Variable annuity and segregated fund guarantees
As described in the MD&A in our 2018 Annual Report, guarantees on variable annuity products and segregated funds may include one or more of death, maturity, income and withdrawal guarantees. Variable annuity and segregated fund guarantees are contingent on and only payable upon the occurrence of the relevant event, if fund values at that time are below guaranteed values. Depending on future equity market levels, liabilities on current in-force business would be due primarily in the period from 2019 to 2039.

Manulife Financial Corporation – Second Quarter 2019

We seek to mitigate a portion of the risks embedded in our retained (i.e. net of reinsurance) variable annuity and segregated fund guarantee business through the combination of our dynamic and macro hedging strategies (see section C3 “Publicly traded equity performance risk” below).
The table below shows selected information regarding the Company’s variable annuity and segregated fund investment-related guarantees gross and net of reinsurance.

Variable annuity and segregated fund guarantees, net of reinsurance

	June 30, 2019			December 31, 2018
As at ($ millions)	Guarantee value	Fund value	Amount at risk(4),(5)	Guarantee value	Fund value	Amount at risk(4),(5)
Guaranteed minimum income benefit	$4,832	$3,735	$1,127	$5,264	$3,675	$1,593
Guaranteed minimum withdrawal benefit	56,054	49,253	7,238	60,494	49,214	11,388
Guaranteed minimum accumulation benefit	18,346	18,689	13	18,611	18,720	141
Gross living benefits(1)	79,232	71,677	8,378	84,369	71,609	13,122
Gross death benefits(2),(3)	9,838	16,828	894	10,663	14,654	1,567
Total gross of reinsurance	89,070	88,505	9,272	95,032	86,263	14,689
Living benefits reinsured	4,144	3,225	941	4,515	3,173	1,343
Death benefits reinsured	2,158	2,116	358	2,353	2,070	493
Total reinsured	6,302	5,341	1,299	6,868	5,243	1,836
Total, net of reinsurance	$82,768	$83,164	$7,973	$88,164	$81,020	$12,853

(1)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote 3.
(2)	Contracts with guaranteed long-term care benefits are included in this category.
(3)	Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.
(4)
Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value. This amount is not currently payable. For guaranteed minimum death benefit, the amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For guaranteed minimum income benefit, the amount at risk is defined as the excess of the current annuitization income base over the current account value. For all guarantees, the amount at risk is floored at zero at the single contract level.

(5)
The amount at risk net of reinsurance at June 30, 2019 was $7,973 million (December 31, 2018 – $12,853 million) of which: US$4,646 million (December 31, 2018 – US$6,899 million) was on our U.S. business, $1,452 million (December 31, 2018 – $2,654 million) was on our Canadian business, US$168 million (December 31, 2018 – US$332 million) was on our Japan business and US$169 million (December 31, 2018 – US$246 million) was related to Asia (other than Japan) and our run-off reinsurance business.

C2 Caution related to sensitivities
In this document, we provide sensitivities and risk exposure measures for certain risks. These include sensitivities due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment activity and investment returns assumed in the determination of policy liabilities. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in actuarial and investment return and future investment activity assumptions; actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models. For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below. Given the nature of these calculations, we cannot provide assurance that the actual impact on net income attributed to shareholders or on MLI’s LICAT total ratio will be as indicated. Market movements affect LICAT capital sensitivities both through income and other components of the regulatory capital framework. For example, LICAT is affected by changes to other comprehensive income.
C3 Publicly traded equity performance risk
As outlined in our 2018 Annual Report, our macro hedging strategy is designed to mitigate public equity risk arising from variable annuity guarantees not dynamically hedged and from other products and fees. In addition, our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products (see pages 42 and 43 of our 2018 Annual Report).
The table below shows the potential impact on net income attributed to shareholders resulting from an immediate 10%, 20% and 30% change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities. If market values were to remain flat for an entire year, the potential impact would be roughly equivalent to an immediate decline in market values equal to the expected level of annual growth assumed in the valuation of policy liabilities. Further, if after market values dropped 10%, 20% or 30% they continued to decline, remained flat, or grew more slowly than assumed in the valuation the potential impact on net income attributed to shareholders could be

Manulife Financial Corporation – Second Quarter 2019

considerably more than shown. Refer to section D2 “Sensitivity of policy liabilities to asset related assumptions” for more information on the level of growth assumed and on the net income sensitivity to changes in these long-term assumptions. The potential impact is shown after taking into account the impact of the change in markets on the hedge assets. While we cannot reliably estimate the amount of the change in dynamically hedged variable annuity guarantee liabilities that will not be offset by the profit or loss on the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on net income attributed to shareholders.
This estimate assumes that the performance of the dynamic hedging program would not completely offset the gain/loss from the dynamically hedged variable annuity guarantee liabilities. It assumes that the hedge assets are based on the actual position at the period end, and that equity hedges in the dynamic program are rebalanced at 5% intervals. In addition, we assume that the macro hedge assets are rebalanced in line with market changes.
It is also important to note that these estimates are illustrative, and that the hedging program may underperform these estimates, particularly during periods of high realized volatility and/or periods where both interest rates and equity market movements are unfavourable.

The Standards of Practice for the valuation of insurance contract liabilities and guidance published by the CIA constrain the investment return assumptions for public equities and certain ALDA based on historical return benchmarks for public equities. The potential impact on net income attributed to shareholders does not take into account possible changes to investment return assumptions resulting from the impact of declines in public equity market values on these historical return benchmarks.

Potential immediate impact on net income attributed to shareholders arising from changes to public equity returns(1),(2),(3)
As at June 30, 2019
($ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity to net income attributed to shareholders(4)
Variable annuity guarantees	$(3,710)	$(2,220)	$(1,010)	$760	$1,310	$1,690
Asset based fees (annualized)	(540)	(360)	(180)	180	360	540
General fund equity investments(5)	(1,180)	(760)	(330)	320	640	970
Total underlying sensitivity before hedging	(5,430)	(3,340)	(1,520)	1,260	2,310	3,200
Impact of macro and dynamic hedge assets(6)	3,110	1,870	830	(710)	(1,230)	(1,630)
Net potential impact on net income attributed to shareholders after impact of hedging	$(2,320)	$(1,470)	$(690)	$550	$1,080	$1,570
As at December 31, 2018
($ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity to net income attributed to shareholders(4)
Variable annuity guarantees	$(3,650)	$(2,240)	$(1,040)	$890	$1,610	$2,170
Asset based fees (annualized)	(480)	(320)	(160)	160	320	480
General fund equity investments(5)	(1,150)	(780)	(390)	290	580	860
Total underlying sensitivity before hedging	(5,280)	(3,340)	(1,590)	1,340	2,510	3,510
Impact of macro and dynamic hedge assets(6)	3,110	1,940	910	(820)	(1,450)	(1,930)
Net potential impact on net income attributed to shareholders after impact of hedging	$(2,170)	$(1,400)	$(680)	$520	$1,060	$1,580

(1)	See “Caution related to sensitivities” above.
(2)
The tables above show the potential impact on net income attributed to shareholders resulting from an immediate 10%, 20% and 30% change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities.

(3)
Please refer to section D2 “Sensitivity of policy liabilities to asset related assumptions” for more information on the level of growth assumed and on the net income sensitivity to changes in these long-term assumptions.

(4)	Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts, but before the offset of hedge assets or other risk mitigants.
(5)
This impact for general fund equities is calculated as at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on AFS public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(6)
Includes the impact of rebalancing equity hedges in the macro and dynamic hedging program. The impact of dynamic hedge rebalancing represents the impact of rebalancing equity hedges for dynamically hedged variable annuity guarantee best estimate liabilities at 5% intervals, but does not include any impact in respect of other sources of hedge ineffectiveness e.g. fund tracking, realized volatility and equity, interest rate correlations different from expected among other factors.

Manulife Financial Corporation – Second Quarter 2019

Changes in equity markets impact our available and required components of the LICAT total ratio. The following table shows the potential impact to MLI’s LICAT total ratio resulting from changes in public equity market values.
Potential immediate impact on MLI’s LICAT total ratio arising from public equity returns different than the expected return for policy liability valuation(1),(2),(3)

	Impact on MLI's LICAT total ratio
Percentage points	-30%	-20%	-10%	+10%	+20%	+30%
June 30, 2019	(5)	(3)	(2)	1	4	5
December 31, 2018	(6)	(4)	(2)	1	5	7

(1)
See “Caution related to sensitivities” above. In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in equity markets, as the impact on the quoted sensitivities is not considered to be material.

(2)
The potential impact is shown assuming that the change in value of the hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities. The estimated amount that would not be completely offset relates to our practices of not hedging the provisions for adverse deviation and of rebalancing equity hedges for dynamically hedged variable annuity liabilities at 5% intervals.

(3)
The Office of the Superintendent of Financial Institutions (“OSFI”) rules for segregated fund guarantees reflect full capital impacts of shocks over 20 quarters within a prescribed range. As such, the deterioration in equity markets could lead to further increases in capital requirements after the initial shock.

C4 Interest rate and spread risk sensitivities and exposure measures
As at June 30, 2019, we estimated the sensitivity of our net income attributed to shareholders to a 50 basis point parallel decline in interest rates to be a charge of $200 million, and to a 50 basis point increase in interest rates to be a benefit of $100 million.

The table below shows the potential impact on net income attributed to shareholders from a 50 basis point parallel move in interest rates. This includes a change of 50 basis points in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on government rates where government rates are not currently negative, relative to the rates assumed in the valuation of policy liabilities, including embedded derivatives. For variable annuity guarantee liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.

As the sensitivity to a 50 basis point change in interest rates includes any associated change in the applicable reinvestment scenarios, the impact of changes to interest rates for less than, or more than 50 basis points is unlikely to be linear. Furthermore, our sensitivities are not consistent across all regions in which we operate, and the impact of yield curve changes will vary depending upon the geography where the change occurs. Reinvestment assumptions used in the valuation of policy liabilities tend to amplify the negative effects of a decrease in interest rates and dampen the positive effects of interest rate increases. This is because the reinvestment assumptions used in the valuation of our insurance liabilities are based on interest rate scenarios and calibration criteria set by the Canadian Actuarial Standards Board, while our interest rate hedges are valued using current market interest rates. Therefore, in any particular quarter, changes to the reinvestment assumptions are not fully aligned to changes in current market interest rates especially when there is a significant change in the shape of the interest rate curve. As a result, the impact from non-parallel movements may be materially different from the estimated impact of parallel movements. For example, if long-term interest rates increase more than short-term interest rates (sometimes referred to as a steepening of the yield curve) in North America, the decrease in the value of our swaps may be greater than the decrease in the value of our insurance liabilities. This could result in a charge to net income attributed to shareholders in the short-term even though the rising and steepening of the yield curve, if sustained, may have a positive long-term economic impact.
The potential impact on net income attributed to shareholders does not take into account any future potential changes to our ultimate reinvestment rate assumptions or calibration criteria for stochastic risk-free rates or other potential impacts of lower interest rate levels, for example, increased strain on the sale of new business or lower interest earned on our surplus assets. The impact also does not reflect any unrealized gains or losses on AFS fixed income assets held in our Corporate and Other segment. Changes in the market value of these assets may provide a natural economic offset to the interest rate risk arising from our product liabilities. In order for there to also be an accounting offset, the Company would need to realize a portion of the AFS fixed income asset unrealized gains or losses. It is not certain we would realize any of the unrealized gains or losses available.
The impact does not reflect any potential effect of changing interest rates to the value of our ALDA. Rising interest rates could negatively impact the value of our ALDA (see “Critical Actuarial and Accounting Policies – Fair Value of Invested Assets”, on page 65 of our 2018 Annual Report). More information on ALDA can be found in section C5 “Alternative long-duration asset performance risk”.

Manulife Financial Corporation – Second Quarter 2019

Under LICAT, changes in unrealized gains or losses in our AFS bond portfolio resulting from interest rate shocks tend to dominate capital sensitivities. As a result, the reduction in interest rates improves LICAT total ratios and vice-versa.
The following table shows the potential impact on net income attributed to shareholders including the change in the market value of AFS fixed income assets held in our Corporate and Other segment, which could be realized through the sale of these assets.

Potential impact on net income attributed to shareholders and MLI’s LICAT total ratio of an immediate parallel change in interest rates relative to rates assumed in the valuation of policy liabilities(1),(2),(3),(4)

	June 30, 2019				December 31, 2018
As at	-50	bp	+50	bp	-50	bp	+50	bp
Net income attributed to shareholders ($ millions)
Excluding change in market value of AFS fixed income assets held in the Corporate and Other segment	$(200)		$100		$(100)		$100
From fair value changes in AFS fixed income assets held in the Corporate and Other segment, if realized	1,700		(1,500)		1,600		(1,500)
MLI's LICAT total ratio (Percentage points)
LICAT total ratio change in percentage points(5)	4		(4)		3		(3)

(1)
See “Caution related to sensitivities” above. In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in interest rates, as the impact on the quoted sensitivities is not considered to be material.

(2)
Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees. For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.

(3)	The amount of gain or loss that can be realized on AFS fixed income assets held in the Corporate and Other segment will depend on the aggregate amount of unrealized gain or loss.
(4)	Sensitivities are based on projected asset and liability cash flows and the impact of realizing fair value changes in AFS fixed income is based on the holdings at the end of the period.

(5)	Includes all LICAT impacts, including realized and unrealized fair value changes in AFS fixed income assets.

The following tables show the potential impact on net income attributed to shareholders resulting from a change in corporate spreads and swap spreads over government bond rates for all maturities across all markets with a floor of zero on the total interest rate, relative to the spreads assumed in the valuation of policy liabilities.

Potential impact on net income attributed to shareholders and MLI’s LICAT total ratio arising from changes to corporate spreads and swap spreads(1),(2),(3)

Corporate spreads(4),(5)	June 30, 2019				December 31, 2018
As at	-50	bp	+50	bp	-50	bp	+50	bp
Net income attributed to shareholders ($ millions)	$(700)		$600		$(600)		$600
MLI’s LICAT total ratio (change percentage points)(6)	(5)		5		(5)		5

Swap spreads	June 30, 2019				December 31, 2018
As at	-20	bp	+20	bp	-20	bp	+20	bp
Net income attributed to shareholders ($ millions)	$100		$(100)		$100		$(100)
MLI’s LICAT total ratio (change percentage points)(6)	nil		nil		nil		nil

(1)	See “Caution related to sensitivities” above.

(2)
The impact on net income attributed to shareholders assumes no gains or losses are realized on our AFS fixed income assets held in the Corporate and Other segment and excludes the impact of changes in segregated fund bond values due to changes in credit spreads. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in corporate and swap spreads.

(3)	Sensitivities are based on projected asset and liability cash flows.
(4)	Corporate spreads are assumed to grade to the long-term average over five years.
(5)
As the sensitivity to a 50 basis point decline in corporate spreads includes the impact of a change in deterministic reinvestment scenarios where applicable, the impact of changes to corporate spreads for less than, or more than, the amounts indicated are unlikely to be linear.

(6)
Includes all LICAT impacts, including realized and unrealized fair value change in AFS fixed income assets. Under LICAT, spread movements are determined from a selection of investment grade bond indices with BBB and better bonds for each jurisdiction. For LICAT, we use the following indices: FTSE TMX Canada All Corporate Bond Index, Barclays USD Liquid Investment Grade Corporate Index, and Nomura-BPI (Japan).

Manulife Financial Corporation – Second Quarter 2019

C5 Alternative long-duration asset performance risk
The following table shows the potential impact on net income attributed to shareholders resulting from an immediate 10% change in market values of ALDA followed by a return to the expected level of growth assumed in the valuation of policy liabilities. If market values were to remain flat for an entire year, the potential impact would be roughly equivalent to an immediate decline in market values equal to the expected level of annual growth assumed in the valuation of policy liabilities. Further, if after market values dropped 10% they continued to decline, remained flat, or grew more slowly than assumed in the valuation of policy liabilities, the potential impact on net income attributed to shareholders could be considerably more than shown. Refer to section D2 “Sensitivity of policy liabilities to asset related assumptions”, for more information on the level of growth assumed and on the net income sensitivity to changes in these long-term assumptions.
ALDA includes commercial real estate, timber and farmland real estate, oil and gas direct holdings, and private equities, some of which relate to oil and gas.

Potential impact on net income attributed to shareholders arising from changes in ALDA returns(1),(2),(3),(4),(5),(6)

As at	June 30, 2019		December 31, 2018
($ millions)	-10%	+10%	-10%	+10%
Real estate, agriculture and timber assets	$(1,300)	$1,200	$(1,300)	$1,200
Private equities and other ALDA	(1,700)	1,600	(1,600)	1,600
Alternative long-duration assets	$(3,000)	$2,800	$(2,900)	$2,800

(1)	See “Caution Related to Sensitivities” above.
(2)	This impact is calculated as at a point-in-time impact and does not include: (i) any potential impact on ALDA weightings; or (ii) any gains or losses on ALDA held in the Corporate and Other segment.
(3)
The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in ALDA returns. For some classes of ALDA, where there is not an appropriate long-term benchmark available, the return assumptions used in valuation are not permitted by the Standards of Practice and CIA guidance to result in a lower reserve than an assumption based on a historical return benchmark for public equities in the same jurisdiction.

(4)	Net income impact does not consider any impact of the market correction on assumed future return assumptions.
(5)
Please refer to section D2 “Sensitivity of policy liabilities to asset related assumptions” for more information on the level of growth assumed and on the net income sensitivity to changes in these long-term assumptions.

(6)	The impact of changes to the portfolio asset mix supporting our North American legacy businesses are reflected in the sensitivities when the changes take place.

D	CRITICAL ACTUARIAL AND ACCOUNTING POLICIES
D1 Critical actuarial and accounting policies
Our significant accounting policies are described in note 1 to our Consolidated Financial Statements for the year ended December 31, 2018. The critical accounting policies and the estimation processes relate to the determination of insurance and investment contract liabilities, assessment of control over other entities for consolidation, estimation of fair value of invested assets, evaluation of invested asset impairment, accounting for derivative financial instruments, determination of pension and other post-employment benefit obligations and expenses, accounting for income taxes and uncertain tax positions and valuation and impairment of goodwill and intangible assets as described on pages 58 to 69 of our 2018 Annual Report.
D2 Sensitivity of policy liabilities to asset related assumptions
When the assumptions underlying our determination of policy liabilities are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of policy liabilities which in turn affects net income attributed to shareholders. The sensitivity of net income attributed to shareholders to updates to certain asset related assumptions underlying policy liabilities is shown below and assumes that there is a simultaneous change in the assumptions across all business units.
For changes in asset related assumptions, the sensitivity is shown net of the corresponding impact on income of the change in the value of the assets supporting policy liabilities. In practice, experience for each assumption will frequently vary by geographic market and business, and assumption updates are made on a business/geographic specific basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models.

Manulife Financial Corporation – Second Quarter 2019

Potential impact on net income attributed to shareholders arising from changes to asset related assumptions supporting actuarial liabilities
	Increase (decrease) in after-tax net income attributed to shareholders
As at	June 30, 2019		December 31, 2018
($ millions)	Increase	Decrease	Increase	Decrease
Asset related assumptions updated periodically in valuation basis changes
100 basis point change in future annual returns for public equities(1)	$500	$(500)	$500	$(500)
100 basis point change in future annual returns for ALDA(2)	3,500	(4,100)	3,500	(3,900)
100 basis point change in equity volatility assumption for stochastic segregated fund modelling(3)	(300)	300	(300)	300

(1)
The sensitivity to public equity returns above includes the impact on both segregated fund guarantee reserves and on other policy liabilities. Expected long-term annual market growth assumptions for public equities are based on long-term historical observed experience and compliance with actuarial standards. As at June 30, 2019, the growth rates inclusive of dividends in the major markets used in the stochastic valuation models for valuing segregated fund guarantees are 9.3% per annum in Canada, 9.6% per annum in the U.S. and 6.2% per annum in Japan. Growth assumptions for European equity funds are market-specific and vary between 8.3% and 9.9%.

(2)
ALDA includes commercial real estate, timber, farmland, direct oil and gas properties, and private equities, some of which relate to oil and gas. Expected long-term return assumptions for ALDA and public equity are set in accordance with the Standards of Practice for the valuation of insurance contract liabilities and guidance published by the CIA. Annual best estimate return assumptions for ALDA and public equity include market growth rates and annual income, such as rent, production proceeds and dividends, and will vary based on our holding period. Over a 20-year horizon, our best estimate return assumptions range between 5.25% and 11.65%, with an average of 9.5% based on the current asset mix backing our guaranteed insurance and annuity business as of June 30, 2019, adjusted to reflect our decision to reduce the allocation to ALDA in the portfolio asset mix supporting our North American legacy businesses. Our return assumptions including the margins for adverse deviations in our valuation, which take into account the uncertainty of achieving the returns, range between 2.5% and 7.5%, with an average of 6.3% based on the asset mix backing our guaranteed insurance and annuity business as of June 30, 2019, adjusted to reflect our decision to reduce the allocation to ALDA in the portfolio asset mix supporting our North American legacy businesses.

(3)
Volatility assumptions for public equities are based on long-term historical observed experience and compliance with actuarial standards. The resulting volatility assumptions are 16.95% per annum in Canada and 17.15% per annum in the U.S. for large-cap public equities, and 19.25% per annum in Japan. For European equity funds, the volatility varies between 16.5% and 18.4%.

D3	Accounting and reporting changes
For accounting and reporting changes during the quarter, refer to note 2 of our unaudited Interim Consolidated Financial Statements for the three and six months ended June 30, 2019.
E OTHER
E1 Outstanding shares – selected information
Common shares
As at July 31, 2019 MFC had 1,957,390,032 common shares outstanding.
E2 Legal and regulatory proceedings
We are regularly involved in legal actions, both as a defendant and as a plaintiff. Information on legal and regulatory proceedings can be found in note 12 of our unaudited Interim Consolidated Financial Statements for the three and six months ended June 30, 2019.
E3 Performance and non-GAAP measures
We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure for Canadian securities law purposes if it is presented other than in accordance with generally accepted accounting principles used for the Company’s audited financial statements. Non-GAAP measures include: core earnings (loss); core ROE; diluted core earnings per common share; core earnings before income taxes, depreciation and amortization (“core EBITDA”); core EBITDA margin; core investment gains, constant exchange rate basis (measures that are reported on a constant exchange rate basis include percentage growth/decline in core earnings, sales, APE sales, gross flows, core EBITDA, new business value (“NBV”), new business value margin (“NBV margin”), assets under management, and assets under management and administration (“AUMA”)); assets under administration; expense efficiency ratio; assets under management and administration; assets under management; consolidated capital; embedded value; new business value; new business value margin; sales; APE sales; gross flows; and net flows. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.
Core earnings (loss) is a non-GAAP measure which we believe aids investors in better understanding the long-term earnings capacity and valuation of the business. Core earnings allows investors to focus on the Company’s operating

Manulife Financial Corporation – Second Quarter 2019

performance by excluding the direct impact of changes in equity markets and interest rates, changes in actuarial methods and assumptions as well as a number of other items, outlined below, that we believe are material, but do not reflect the underlying earnings capacity of the business. For example, due to the long-term nature of our business, the mark-to-market movements of equity markets, interest rates, foreign currency exchange rates and commodity prices from period-to-period can, and frequently do, have a substantial impact on the reported amounts of our assets, liabilities and net income attributed to shareholders. These reported amounts are not actually realized at the time and may never be realized if the markets move in the opposite direction in a subsequent period. This makes it very difficult for investors to evaluate how our businesses are performing from period-to-period and to compare our performance with other issuers.
We believe that core earnings better reflect the underlying earnings capacity and valuation of our business. We use core earnings as the basis for management planning and reporting and, along with net income attributed to shareholders, as a key metric used in our short and mid-term incentive plans at the total Company and operating segment level.
While core earnings is relevant to how we manage our business and offers a consistent methodology, it is not insulated from macro-economic factors which can have a significant impact. See “Quarterly financial information” below for reconciliation of core earnings to net income attributed to shareholders.
Any future changes to the core earnings definition referred to below will be disclosed.
Items included in core earnings:
1.
Expected earnings on in-force policies, including expected release of provisions for adverse deviation, fee income, margins on group business and spread business such as Manulife Bank and asset fund management.

2.	Macro hedging costs based on expected market returns.
3.	New business strain and gains.
4.	Policyholder experience gains or losses.
5.	Acquisition and operating expenses compared with expense assumptions used in the measurement of policy liabilities.
6.
Up to $400 million of net favourable investment-related experience reported in a single year, which are referred to as “core investment gains”. This means up to $100 million in the first quarter, up to $200 million on a year-to-date basis in the second quarter, up to $300 million on a year-to-date basis in the third quarter and up to $400 million on a full year basis in the fourth quarter. Any investment-related experience losses reported in a quarter will be offset against the net year-to-date investment-related experience gains with the difference being included in core earnings subject to a maximum of the year-to-date core investment gains and a minimum of zero, which reflects our expectation that investment-related experience will be positive through-the-business cycle. To the extent any investment-related experience losses cannot be fully offset in a quarter they will be carried forward to be offset against investment-related experience gains in subsequent quarters in the same year, for purposes of determining core investment gains. Investment-related experience relates to fixed income investing, ALDA returns, credit experience and asset mix changes other than those related to a strategic change. An example of a strategic asset mix change is outlined below.

•
This favourable and unfavourable investment-related experience is a combination of reported investment experience as well as the impact of investing activities on the measurement of our policy liabilities. We do not attribute specific components of investment-related experience to amounts included or excluded from core earnings.

•
The $400 million threshold represents the estimated average annualized amount of net favourable investment-related experience that the Company reasonably expects to achieve through-the-business cycle based on historical experience. It is not a forecast of expected net favourable investment-related experience for any given fiscal year.

•	Our average net annualized investment-related experience calculated from the introduction of core earnings in 2012 to the end of 2018 was $493 million (2012 to the end of 2017 was $475 million).
•
The decision announced on December 22, 2017 to reduce the allocation to ALDA in the portfolio asset mix supporting our legacy businesses was the first strategic asset mix change since we introduced the core earnings metric in 2012. We refined our description of investment-related experience in 2017 to note that asset mix changes other than those related to a strategic change are taken into consideration in the investment-related experience component of core investment gains.

•
While historical investment return time horizons may vary in length based on underlying asset classes generally exceeding 20 years, for purposes of establishing the threshold, we look at a business cycle that is five or more

Manulife Financial Corporation – Second Quarter 2019

years and includes a recession. We monitor the appropriateness of the threshold as part of our annual five-year planning process and would adjust it, either to a higher or lower amount, in the future if we believed that our threshold was no longer appropriate.

•
Specific criteria used for evaluating a potential adjustment to the threshold may include, but are not limited to, the extent to which actual investment-related experience differs materially from actuarial assumptions used in measuring insurance contract liabilities, material market events, material dispositions or acquisitions of assets, and regulatory or accounting changes.

7.	Earnings on surplus other than mark-to-market items. Gains on available-for-sale (“AFS”) equities and seed money investments included in new segregated and mutual funds are included in core earnings.
8.	Routine or non-material legal settlements.
9.	All other items not specifically excluded.
10.	Tax on the above items.
11.	All tax related items except the impact of enacted or substantively enacted income tax rate changes.
Items excluded from core earnings:
1.	The direct impact of equity markets and interest rates and variable annuity guarantee liabilities includes the items listed below.
•
The earnings impact of the difference between the net increase (decrease) in variable annuity liabilities that are dynamically hedged and the performance of the related hedge assets. Our variable annuity dynamic hedging strategy is not designed to completely offset the sensitivity of insurance and investment contract liabilities to all risks or measurements associated with the guarantees embedded in these products for a number of reasons, including; provisions for adverse deviation, fund performance, the portion of the interest rate risk that is not dynamically hedged, realized equity and interest rate volatilities and changes to policyholder behaviour.

•	Gains (charges) on variable annuity guarantee liabilities not dynamically hedged.
•	Gains (charges) on general fund equity investments supporting policy liabilities and on fee income.
•
Gains (charges) on macro equity hedges relative to expected costs. The expected cost of macro hedges is calculated using the equity assumptions used in the valuation of insurance and investment contract liabilities.

•	Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of insurance and investment contract liabilities.
•	Gains (charges) on sale of AFS bonds and open derivatives not in hedging relationships in the Corporate and Other segment.
2.	Net favourable investment-related experience in excess of $400 million per annum or net unfavourable investment-related experience on a year-to-date basis.
3.	Mark-to-market gains or losses on assets held in the Corporate and Other segment other than gains on AFS equities and seed money investments in new segregated or mutual funds.
4.
Changes in actuarial methods and assumptions. As noted in the “Critical actuarial and accounting policies” section of our 2018 MD&A, policy liabilities for IFRS are valued in Canada under standards established by the Actuarial Standards Board. The standards require a comprehensive review of actuarial methods and assumptions to be performed annually. The review is designed to reduce the Company’s exposure to uncertainty by ensuring assumptions for both asset related and liability related risks remain appropriate and is accomplished by monitoring experience and selecting assumptions which represent a current best estimate view of expected future experience, and margins that are appropriate for the risks assumed. Changes related to ultimate reinvestment rates (“URR”) are included in the direct impact of equity markets and interest rates and variable annuity guarantee liabilities. By excluding the results of the annual reviews, core earnings assist investors in evaluating our operational performance and comparing our operational performance from period to period with other global insurance companies because the associated gain or loss is not reflective of current year performance and not reported in net income in most actuarial standards outside of Canada.

5.	The impact on the measurement of policy liabilities of changes in product features or new reinsurance transactions, if material.

Manulife Financial Corporation – Second Quarter 2019

6.	Goodwill impairment charges.
7.	Gains or losses on disposition of a business.
8.	Material one-time only adjustments, including highly unusual/extraordinary and material legal settlements or other items that are material and exceptional in nature.
9.	Tax on the above items.
10.	Impact of enacted or substantially enacted income tax rate changes.
The following table summarizes for the past eight quarters core earnings and net income (loss) attributed to shareholders.
Total Company
	Quarterly Results
($ millions, unaudited)	2Q19	1Q19	4Q18	3Q18	2Q18	1Q18	4Q17	3Q17
Core earnings (loss)
Asia	$471	$520	$463	$461	$411	$431	$372	$374
Canada	312	283	305	344	395	283	273	403
U.S.	441	475	454	467	446	422	463	346
Global Wealth and Asset Management	242	233	231	288	239	227	198	216
Corporate and Other (excluding core investment gains)	(114)	(63)	(216)	(121)	(164)	(156)	(201)	(354)
Core investment gains	100	100	100	100	104	96	100	100
Total core earnings	1,452	1,548	1,337	1,539	1,431	1,303	1,205	1,085
Items to reconcile core earnings (loss) to net income (loss) attributed to shareholders:
Investment-related experience outside of core earnings	146	327	(130)	312	18	-	18	11
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(144)	249	(675)	(277)	45	50	(68)	47
Change in actuarial methods and assumptions	-	-	-	(51)	-	-	(33)	(2)
Charge related to decision to change portfolio asset mix supporting our legacy businesses	-	-	-	-	-	-	(1,032)	-
Reinsurance transactions	63	52	142	(65)	12	86	139	-
Restructuring charge	-	-	(63)	-	(200)	-	-	-
Tax-related items and other	(42)	-	(18)	115	(44)	(67)	(1,835)	(36)
Net income (loss) attributed to shareholders	$1,475	$2,176	$593	$1,573	$1,262	$1,372	$(1,606)	$1,105
Asia
	Quarterly Results
($ millions, unaudited)	2Q19	1Q19	4Q18	3Q18	2Q18	1Q18	4Q17	3Q17
Asia core earnings(1)	$471	$520	$463	$461	$411	$431	$372	$374
Items to reconcile core earnings to net income (loss) attributed to shareholders:
Investment-related experience outside of core earnings	47	116	99	91	46	48	62	48
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(42)	59	(244)	(18)	(86)	(27)	(140)	(62)
Change in actuarial methods and assumptions	-	-	-	27	-	-	5	161
Reinsurance transactions	-	-	-	5	-	-	-	-
Tax-related items and other	-	-	-	-	(3)	-	(39)	-
Net income (loss) attributed to shareholders(1)	$476	$695	$318	$566	$368	$452	$260	$521
(1)
2018 core earnings and net income (loss) attributed to shareholders have been updated to reflect the 2019 methodology for allocating capital and interest on surplus to our insurance segments from the Corporate and Other segment.

Manulife Financial Corporation – Second Quarter 2019

Canada
	Quarterly Results
($ millions, unaudited)	2Q19	1Q19	4Q18	3Q18	2Q18	1Q18	4Q17	3Q17
Canada core earnings(1)	$312	$283	$305	$344	$395	$283	$273	$403
Items to reconcile core earnings to net income (loss) attributed to shareholders:
Investment-related experience outside of core earnings	2	453	(143)	155	83	145	76	(125)
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	7	11	(234)	(26)	13	(60)	(21)	115
Change in actuarial methods and assumptions	-	-	-	(370)	-	-	(7)	43
Charge related to decision to change portfolio asset mix supporting our legacy businesses	-	-	-	-	-	-	(343)	-
Reinsurance transactions	-	4	-	4	12	86	-	-
Tax-related items and other	(4)	-	(2)	(5)	(1)	(2)	(7)	(4)
Net income (loss) attributed to shareholders(1)	$317	$751	$(74)	$102	$502	$452	$(29)	$432
(1)
2018 core earnings and net income (loss) attributed to shareholders have been updated to reflect the 2019 methodology for allocating capital and interest on surplus to our insurance segments from the Corporate and Other segment.

U.S.
	Quarterly Results
($ millions, unaudited)	2Q19	1Q19	4Q18	3Q18	2Q18	1Q18	4Q17	3Q17
U.S. core earnings(1)	$441	$475	$454	$467	$446	$422	$463	$346
Items to reconcile core earnings to net income (loss) attributed to shareholders:
Investment-related experience outside of core earnings	166	(143)	15	162	(59)	(101)	(33)	181
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(173)	61	(95)	(204)	267	268	75	50
Change in actuarial methods and assumptions	-	-	-	286	-	-	(31)	(214)
Charge related to decision to change portfolio asset mix supporting our legacy businesses	-	-	-	-	-	-	(689)	-
Reinsurance transactions	63	48	142	(74)	-	-	139	-
Tax-related items and other	5	-	(3)	(7)	(34)	(61)	(2,822)	(41)
Net income (loss) attributed to shareholders(1)	$502	$441	$513	$630	$620	$528	$(2,898)	$322
(1)
2018 core earnings and net income (loss) attributed to shareholders have been updated to reflect the 2019 methodology for allocating capital and interest on surplus to our insurance segments from the Corporate and Other segment.

Global Wealth and Asset Management
	Quarterly Results
($ millions, unaudited)	2Q19	1Q19	4Q18	3Q18	2Q18	1Q18	4Q17	3Q17
Global WAM core earnings	$242	$233	$231	$288	$239	$227	$198	$216
Items to reconcile core earnings to net income (loss) attributed to shareholders:
Tax-related items and other	1	-	(13)	(8)	(6)	(4)	298	(10)
Net income (loss) attributed to shareholders	$243	$233	$218	$280	$233	$223	$496	$206
Corporate and Other
	Quarterly Results
($ millions, unaudited)	2Q19	1Q19	4Q18	3Q18	2Q18	1Q18	4Q17	3Q17
Corporate and Other core income (loss) (excluding core investment gains)(1)	$(114)	$(63)	$(216)	$(121)	$(164)	$(156)	$(201)	$(354)
Core investment gains (loss)	100	100	100	100	104	96	100	100
Total core earnings (loss)	(14)	37	(116)	(21)	(60)	(60)	(101)	(254)
Other items to reconcile core earnings (loss) to net income (loss) attributed to shareholders:
Investment-related experience outside of core earnings	(69)	(99)	(101)	(96)	(52)	(92)	(87)	(92)
Direct impact of equity markets and interest rates	64	118	(102)	(29)	(149)	(131)	17	(56)
Changes in actuarial methods and assumptions	-	-	-	6	-	-	-	8
Tax-related items and other	(44)	-	-	135	-	-	736	18
Restructuring charge	-	-	(63)	-	(200)	-	-	-
Net income (loss) attributed to shareholders(1)	$(63)	$56	$(382)	$(5)	$(461)	$(283)	$565	$(376)
(1)
The Corporate and Other segment includes earnings on assets backing capital net of amounts allocated to operating segments. 2018 core income (loss) (excluding core investment gains) and net income (loss) attributed to shareholders have been updated to reflect the 2019 methodology for allocating capital and interest on surplus to our insurance segments from the Corporate and Other segment.

Manulife Financial Corporation – Second Quarter 2019

Core return on common shareholders’ equity (“core ROE”) is a non-GAAP profitability measure that presents core earnings available to common shareholders as a percentage of the capital deployed to earn the core earnings. The Company calculates core ROE using average common shareholders’ equity.
Diluted core earnings per common share is core earnings available to common shareholders expressed per diluted weighted average common share outstanding.
The Company also uses financial performance measures that are prepared on a constant exchange rate basis, which are non-GAAP measures that exclude the impact of currency fluctuations (from local currency to Canadian dollars at a total Company level and from local currency to U.S. dollars in Asia). Quarterly amounts stated on a constant exchange rate basis in this MD&A are calculated, as appropriate, using the income statement and balance sheet exchange rates effective for 2Q19. Measures that are reported on a constant exchange rate basis include growth in core earnings, sales, APE sales, gross flows, core EBITDA, new business value, new business value margin, assets under management, and assets under management and administration.
Assets under management and administration (“AUMA”) is a non-GAAP measure of the size of the Company. It is comprised of the non-GAAP measures assets under management (“AUM”), which includes both assets of general account and external client assets for which we provide investment management services, and assets under administration (“AUA”), which includes assets for which we provide administrative services only. Assets under management and administration is a common industry metric for WAM businesses.
Assets under management and administration
As at
($ millions)	June 30, 2019	March 31, 2019	June 30, 2018
Total invested assets	$367,285	$359,458	$348,974
Segregated funds net assets	334,786	334,425	331,995
Assets under management per financial statements	702,071	693,883	680,969
Mutual funds	196,920	194,227	201,839
Institutional advisory accounts (excluding segregated funds)	103,997	103,713	100,777
Other funds	8,767	8,488	7,711
Total assets under management	1,011,755	1,000,311	991,296
Other assets under administration	136,136	134,201	127,058
Currency impact	-	(15,464)	(4,053)
AUMA at constant exchange rates	$1,147,891	$1,119,048	$1,114,301
Consolidated capital is a non-GAAP measure. It serves as a foundation of our capital management activities at the MFC level. For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI. Consolidated capital is calculated as the sum of (i) total equity excluding accumulated other comprehensive income (“AOCI”) on cash flow hedges; and (ii) liabilities for capital instruments.
Consolidated capital
As at
($ millions)	June 30, 2019	March 31, 2019	June 30, 2018
Total equity	$49,912	$48,994	$45,318
Add AOCI loss on cash flow hedges	173	146	139
Add qualifying capital instruments	8,132	8,185	8,888
Consolidated capital	$58,217	$57,325	$54,345
Core EBITDA is a non-GAAP measure which Manulife uses to better understand the long-term earnings capacity and valuation of our Global WAM business on a basis more comparable to how the profitability of global asset managers is generally measured. Core EBITDA presents core earnings before the impact of interest, taxes, depreciation, and amortization. Core EBITDA excludes certain acquisition expenses related to insurance contracts in our retirement businesses which are deferred and amortized over the expected life time of the customer relationship under the CALM. Core EBITDA was selected as a key performance indicator for our Global WAM business, as EBITDA is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.

Manulife Financial Corporation – Second Quarter 2019

Core EBITDA margin is a non-GAAP measure which Manulife uses to better understand the long-term profitability of our Global WAM business on a more comparable basis to how profitability of global asset managers are measured. Core EBITDA margin presents core earnings before the impact of interest, taxes, depreciation, and amortization divided by total revenue from these businesses. Core EBITDA margin was selected as a key performance indicator for our Global WAM business, as EBITDA margin is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.
Global Wealth and Asset Management
	Quarterly Results
($ millions, unaudited)	2Q19	1Q19	4Q18	3Q18	2Q18	1Q18	4Q17	3Q17
Core EBITDA	$375	$366	$362	$405	$370	$360	$355	$352
Amortization of deferred acquisition costs and other depreciation	(79)	(76)	(77)	(76)	(75)	(73)	(87)	(84)
Amortization of deferred sales commissions	(20)	(23)	(22)	(23)	(24)	(29)	(25)	(23)
Core earnings before income taxes	276	267	263	306	271	258	243	245
Core income tax (expense) recovery	(34)	(34)	(32)	(18)	(32)	(31)	(45)	(29)
Core earnings	$242	$233	$231	$288	$239	$227	$198	$216
Expense efficiency ratio is a non-GAAP measure which Manulife uses to measure progress towards our target to be more efficient. Efficiency ratio is defined as pre-tax general expenses included in core earnings divided by the sum of pre-tax core earnings and pre-tax general expenses included in core earnings.
Embedded value (“EV”) is a measure of the present value of shareholders’ interests in the expected future distributable earnings on in-force business reflected in the Consolidated Statements of Financial Position of Manulife, excluding any value associated with future new business. EV is calculated as the sum of the adjusted net worth and the value of in-force business. The adjusted net worth is the IFRS shareholders’ equity adjusted for goodwill and intangibles, fair value of surplus assets, the carrying value of debt and preferred shares, and local statutory balance sheet, regulatory reserve, and capital for Manulife’s Asian business. The value of in-force business in Canada and the U.S. is the present value of expected future IFRS earnings on in-force business less the present value of the cost of holding capital to support the in-force business under the LICAT framework. The value of in-force business in Asia reflects local statutory earnings and capital requirements. The value of in-force excludes our Global WAM, Manulife Bank and Property and Casualty Reinsurance businesses.
New business value (“NBV”) is the change in embedded value as a result of sales in the reporting period. NBV is calculated as the present value of shareholders’ interests in expected future distributable earnings, after the cost of capital, on actual new business sold in the period using assumptions that are consistent with the assumptions used in the calculation of embedded value. NBV excludes businesses with immaterial insurance risks, such as the Company’s Global WAM, Manulife Bank and the short-term Property and Casualty Reinsurance businesses. NBV is a useful metric to evaluate the value created by the Company’s new business franchise.
New business value margin (“NBV margin”) is calculated as NBV divided by APE excluding non-controlling interests. APE is calculated as 100% of annualized first year premiums for recurring premium products, and as 10% of single premiums for single premium products. Both NBV and APE used in the NBV margin calculation are after non-controlling interests and exclude our Global WAM, Manulife Bank and Property and Casualty Reinsurance businesses. NBV margin is a useful metric to help understand the profitability of our new business.
Sales are measured according to product type:
For individual insurance, sales include 100% of new annualized premiums and 10% of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year. Single premium is the lump sum premium from the sale of a single premium product, e.g. travel insurance. Sales are reported gross before the impact of reinsurance.
For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.
APE sales are comprised of 100% of regular premiums/deposits and 10% of single premiums/deposits for both insurance and insurance-based wealth accumulation products.

Manulife Financial Corporation – Second Quarter 2019

Insurance-based wealth accumulation product sales include all new deposits into variable and fixed annuity contracts. As we discontinued sales of new Variable Annuity contracts in the U.S. in 1Q13, subsequent deposits into existing U.S. Variable Annuity contracts are not reported as sales. Asia variable annuity deposits are included in APE sales.
Bank new lending volumes include bank loans and mortgages authorized in the period.
Gross flows is a new business measure presented for our Global WAM business and includes all deposits into mutual funds, college savings 529 plans, group pension/retirement savings products, private wealth and institutional asset management products. Gross flows is a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting assets.
Net flows is presented for our Global WAM business and includes gross flows less redemptions for mutual funds, college savings 529 plans, group pension/retirement savings products, private wealth and institutional asset management products. Net flows is a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting and retaining assets.
E4 Caution regarding forward-looking statements
From time to time, MFC makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.
The forward-looking statements in this document include, but are not limited to, statements with respect to our portfolio optimization initiative, the estimated impact of our annual review of actuarial methods and assumptions, and the estimated impact of changes to the Ultimate Reinvestment Rate issued by the Canadian Actuarial Standards Board on net income attributed to shareholders; and also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries.

Manulife Financial Corporation – Second Quarter 2019

Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in this document under “Risk Management and Risk Factors Update” and “Critical Actuarial and Accounting Policies”, under “Risk Management”, “Risk Factors” and “Critical Actuarial and Accounting Policies” in the Management’s Discussion and Analysis in our most recent annual report and, in the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators.
The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.
E5 Quarterly financial information
The following table provides summary information related to our eight most recently completed quarters.
As at and for the three months ended	Jun 30,	Mar 31,	Dec 31,	Sept 30,	Jun 30,	Mar 31,	Dec 31,	Sept 30,
($ millions, except per share amounts or otherwise stated, unaudited)	2019	2019	2018	2018	2018	2018	2017	2017
Revenue
Premium income
Life and health insurance	$7,696	$8,077	$7,724	$7,700	$7,628	$7,300	$6,000	$6,321
Annuities and pensions(1)	995	237	(5,892)	(2,599)	1,126	1,025	943	922
Net premium income	8,691	8,314	1,832	5,101	8,754	8,325	6,943	7,243
Investment income	3,710	3,747	3,278	3,481	3,566	3,235	3,579	3,309
Realized and unrealized gains and losses on assets supporting insurance and investment contract liabilities(2)	7,185	8,926	1,113	(3,210)	(1,615)	(5,316)	2,988	(1,163)
Other revenue	2,634	2,562	2,291	2,671	2,964	2,502	2,737	2,544
Total revenue	$22,220	$23,549	$8,514	$8,043	$13,669	$8,746	$16,247	$11,933
Income (loss) before income taxes	$1,756	$2,524	$359	$1,911	$1,535	$1,714	$(2,123)	$1,269
Income tax (expense) recovery	(240)	(289)	(43)	(6)	(246)	(337)	424	(13)
Net income (loss)	$1,516	$2,235	$316	$1,905	$1,289	$1,377	$(1,699)	$1,256
Net income (loss) attributed to shareholders	$1,475	$2,176	$593	$1,573	$1,262	$1,372	$(1,606)	$1,105
Reconciliation of core earnings to net income attributed to shareholders
Total core earnings(3)	$1,452	$1,548	$1,337	$1,539	$1,431	$1,303	$1,205	$1,085
Other items to reconcile net income attributed to shareholders to core earnings(4):
Investment-related experience outside of core earnings	146	327	(130)	312	18	-	18	11
Direct impact of equity markets, interest rates and variable annuity guarantee liabilities	(144)	249	(675)	(277)	45	50	(68)	47
Change in actuarial methods and assumptions	-	-	-	(51)	-	-	(33)	(2)
Charge related to decision to change portfolio asset mix supporting our legacy businesses	-	-	-	-	-	-	(1,032)	-
Reinsurance transactions	63	52	142	(65)	12	86	139	-
Restructuring charge	-	-	(63)	-	(200)	-	-	-
Tax-related items and other	(42)	-	(18)	115	(44)	(67)	(1,835)	(36)
Net income (loss) attributed to shareholders	$1,475	$2,176	$593	$1,573	$1,262	$1,372	$(1,606)	$1,105
Basic earnings (loss) per common share	$0.73	$1.09	$0.28	$0.77	$0.61	$0.67	$(0.83)	$0.54
Diluted earnings (loss) per common share	$0.73	$1.08	$0.28	$0.77	$0.61	$0.67	$(0.83)	$0.54
Segregated funds deposits	$9,398	$10,586	$9,212	$9,424	$9,872	$9,728	$8,421	$8,179
Total assets (in billions)	$790	$780	$750	$748	$752	$740	$730	$713
Weighted average common shares (in millions)	1,965	1,965	1,980	1,984	1,984	1,983	1,980	1,978
Diluted weighted average common shares (in millions)	1,969	1,969	1,983	1,989	1,989	1,989	1,988	1,986
Dividends per common share	$0.250	$0.250	$0.250	$0.220	$0.220	$0.220	$0.205	$0.205
CDN$ to US$1 - Statement of Financial Position	1.3087	1.3363	1.3642	1.2945	1.3168	1.2894	1.2545	1.2480
CDN$ to US$1 - Statement of Income	1.3377	1.3295	1.3204	1.3069	1.2912	1.2647	1.2712	1.2528
(1)	Includes ceded premiums related to the reinsurance of a block of our legacy U.S. individual payout annuities of US$0.5 billion in 1Q19, US$5.3 billion in 4Q18 and US$2.8 billion in 3Q18.
(2)
For fixed income assets supporting insurance and investment contract liabilities and for equities supporting pass-through products and derivatives related to variable hedging programs, the impact of realized and unrealized gains and losses on the assets is largely offset in the change in insurance and investment contract liabilities.

(3)	Core earnings is a non-GAAP measure. See “Performance and non-GAAP measures” above.
(4)
For explanations of other items, see “Q2 earnings analysis” table in section A1 “Profitability” and for an operating segment split of these items see the 8 quarter trend tables in “Performance and non-GAAP measures” which reconcile net income attributed to shareholders to core earnings.

Manulife Financial Corporation – Second Quarter 2019

E6	Other
No changes were made in our internal control over financial reporting during the three and six months ended June 30, 2019 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
As in prior quarters, MFC’s Audit Committee reviewed this MD&A and the unaudited interim financial report and MFC’s Board of Directors approved this MD&A prior to its release.

Manulife Financial Corporation – Second Quarter 2019

Consolidated Statements of Financial Position
As at
(Canadian $ in millions, unaudited)	June 30, 2019	December 31, 2018
Assets
Cash and short-term securities	$16,770	$16,215
Debt securities	194,328	185,594
Public equities	21,529	19,179
Mortgages	48,768	48,363
Private placements	36,255	35,754
Policy loans	6,352	6,446
Loans to bank clients	1,773	1,793
Real estate	12,805	12,777
Other invested assets	28,705	27,543
Total invested assets (note 3)	367,285	353,664
Other assets
Accrued investment income	2,352	2,427
Outstanding premiums	1,382	1,369
Derivatives (note 4)	20,192	13,703
Reinsurance assets	41,143	43,053
Deferred tax assets	4,154	4,318
Goodwill and intangible assets	9,928	10,097
Miscellaneous	8,413	8,431
Total other assets	87,564	83,398
Segregated funds net assets (note 14)	334,786	313,209
Total assets	$789,635	$750,271
Liabilities and Equity
Liabilities
Insurance contract liabilities (note 5)	$340,904	$328,654
Investment contract liabilities (note 5)	3,171	3,265
Deposits from bank clients	21,165	19,684
Derivatives (note 4)	10,051	7,803
Deferred tax liabilities	2,219	1,814
Other liabilities	14,719	15,190
	392,229	376,410
Long-term debt (note 7)	4,576	4,769
Capital instruments (note 8)	8,132	8,732
Segregated funds net liabilities (note 14)	334,786	313,209
Total liabilities	739,723	703,120
Equity
Preferred shares (note 9)	3,822	3,822
Common shares (note 9)	23,067	22,961
Contributed surplus	260	265
Shareholders' retained earnings	14,965	12,704
Shareholders' accumulated other comprehensive income (loss):
Pension and other post-employment plans	(420)	(426)
Available-for-sale securities	1,522	(265)
Cash flow hedges	(173)	(127)
Real estate revaluation reserve	31	20
Translation of foreign operations	5,650	7,010
Total shareholders' equity	48,724	45,964
Participating policyholders' equity	40	94
Non-controlling interests	1,148	1,093
Total equity	49,912	47,151
Total liabilities and equity	$789,635	$750,271
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Roy Gori	John Cassaday
President and Chief Executive Officer	Chairman of the Board of Directors

Manulife Financial Corporation – Second Quarter 2019

Consolidated Statements of Income

For the	three months ended June 30,		six months ended June 30,
(Canadian $ in millions except per share amounts, unaudited)	2019	2018	2019	2018
Revenue
Premium income
Gross premiums	$9,829	$9,831	$20,016	$19,297
Premiums ceded to reinsurers (note 5)	(1,138)	(1,077)	(3,011)	(2,218)
Net premiums	8,691	8,754	17,005	17,079
Investment income (note 3)
Investment income	3,710	3,566	7,457	6,801
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on the macro hedge program	7,185	(1,615)	16,111	(6,931)
Net investment income (loss)	10,895	1,951	23,568	(130)
Other revenue (note 10)	2,634	2,964	5,196	5,466
Total revenue	22,220	13,669	45,769	22,415
Contract benefits and expenses
To contract holders and beneficiaries
Gross claims and benefits (note 5)	7,287	7,177	14,456	13,824
Increase (decrease) in insurance contract liabilities	10,029	1,389	21,436	(1,178)
Increase (decrease) in investment contract liabilities	67	35	110	79
Benefits and expenses ceded to reinsurers	(1,505)	(1,343)	(2,979)	(2,556)
Decrease (increase) in reinsurance assets (note 5)	337	475	39	454
Net benefits and claims	16,215	7,733	33,062	10,623
General expenses	1,894	2,092	3,695	3,927
Investment expenses	415	416	818	822
Commissions	1,525	1,457	3,073	2,978
Interest expense	318	318	646	604
Net premium taxes	97	118	195	212
Total contract benefits and expenses	20,464	12,134	41,489	19,166
Income before income taxes	1,756	1,535	4,280	3,249
Income tax expense	(240)	(246)	(529)	(583)
Net income	$1,516	$1,289	$3,751	$2,666
Net income (loss) attributed to:
Non-controlling interests	$78	$67	$151	$121
Participating policyholders	(37)	(40)	(51)	(89)
Shareholders	1,475	1,262	3,651	2,634
	$1,516	$1,289	$3,751	$2,666
Net income attributed to shareholders	$1,475	$1,262	$3,651	$2,634
Preferred share dividends	(43)	(44)	(86)	(83)
Common shareholders' net income	$1,432	$1,218	$3,565	$2,551
Earnings per share
Basic earnings per common share (note 9)	$0.73	$0.61	$1.81	$1.29
Diluted earnings per common share (note 9)	0.73	0.61	1.81	1.28
Dividends per common share	0.25	0.22	0.50	0.44
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – Second Quarter 2019

Consolidated Statements of Comprehensive Income
For the	three months ended June 30,		six months ended June 30,
(Canadian $ in millions, unaudited)	2019	2018	2019	2018
Net income	$1,516	$1,289	$3,751	$2,666
Other comprehensive income (loss) ("OCI"), net of tax
Items that may be subsequently reclassified to net income:
Foreign exchange gains (losses) on:
Translation of foreign operations	(825)	433	(1,613)	1,700
Net investment hedges	156	(72)	253	(190)
Available-for-sale financial securities:
Unrealized gains (losses) arising during the period	867	(5)	1,859	(331)
Reclassification of net realized (gains) losses and impairments to net income	(30)	48	(69)	35
Cash flow hedges:
Unrealized gains (losses) arising during the period	(27)	4	(46)	(36)
Reclassification of realized losses to net income	-	3	-	6
Share of other comprehensive income (losses) of associates	-	-	1	-
Total items that may be subsequently reclassified to net income	141	411	385	1,184
Items that will not be reclassified to net income:
Change in pension and other post-employment plans	3	(3)	6	(24)
Real estate revaluation reserve	-	-	11	-
Total items that will not be reclassified to net income	3	(3)	17	(24)
Other comprehensive income (loss), net of tax	144	408	402	1,160
Total comprehensive income (loss), net of tax	$1,660	$1,697	$4,153	$3,826
Total comprehensive income (loss) attributed to:
Non-controlling interests	$80	$67	$155	$119
Participating policyholders	(37)	(41)	(51)	(89)
Shareholders	1,617	1,671	4,049	3,796

Income Taxes included in Other Comprehensive Income
For the	three months ended June 30,		six months ended June 30,
(Canadian $ in millions, unaudited)	2019	2018	2019	2018
Income tax expense (recovery) on:
Unrealized foreign exchange gains/losses on translation of foreign operations	$(1)	$1	$(1)	$1
Unrealized foreign exchange gains/losses on net investment hedges	19	-	33	(30)
Unrealized gains/losses on available-for-sale financial securities	216	11	468	(117)
Reclassification of realized gains/losses and recoveries/impairments to net income on available-for-sale financial securities	(10)	18	(21)	26
Unrealized gains/losses on cash flow hedges	(7)	(5)	(10)	34
Reclassification of realized gains/losses to net income on cash flow hedges	-	1	-	2
Change in pension and other post-employment plans	1	-	2	16
Total income tax expense (recovery)	$218	$26	$471	$(68)
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – Second Quarter 2019

Consolidated Statements of Changes in Equity
For the six months ended June 30,
(Canadian $ in millions, unaudited)	2019	2018
Preferred shares
Balance, beginning of period	$3,822	$3,577
Issued during the period (note 9)	-	250
Issuance costs, net of tax	-	(5)
Balance, end of period	3,822	3,822
Common shares
Balance, beginning of period	22,961	22,989
Repurchased (note 9)	(324)	-
Issued on exercise of stock options and deferred share units	48	42
Issued under dividend reinvestment and share purchase plans	382	-
Balance, end of period	23,067	23,031
Contributed surplus
Balance, beginning of period	265	277
Exercise of stock options and deferred share units	(9)	(7)
Stock option expense	6	4
Impact of deferred tax asset rate change	(2)	-
Balance, end of period	260	274
Shareholders' retained earnings
Balance, beginning of period	12,704	10,083
Opening adjustment on adoption of IFRS 16 (note 2)	(19)	-
Net income attributed to shareholders	3,651	2,634
Common shares repurchased (note 9)	(302)	-
Preferred share dividends	(86)	(83)
Common share dividends	(983)	(866)
Balance, end of period	14,965	11,768
Shareholders' accumulated other comprehensive income (loss) ("AOCI")
Balance, beginning of period	6,212	4,087
Change in actuarial gains (losses) on pension and other post-employment plans	6	(24)
Change in unrealized foreign exchange gains (losses) of net foreign operations	(1,360)	1,510
Change in unrealized gains (losses) on available-for-sale financial securities	1,786	(294)
Change in unrealized gains (losses) on derivative instruments designated as cash flow hedges	(46)	(30)
Change in real estate revaluation reserve	11	-
Share of other comprehensive income (losses) of associates	1	-
Balance, end of period	6,610	5,249
Total shareholders' equity, end of period	48,724	44,144
Participating policyholders' equity
Balance, beginning of period	94	221
Opening adjustment on adoption of IFRS 16 (note 2)	(3)	-
Net income (loss) attributed to participating policyholders	(51)	(89)
Balance, end of period	40	132
Non-controlling interests
Balance, beginning of period	1,093	929
Net income attributed to non-controlling interests	151	121
Other comprehensive income (loss) attributed to non-controlling interests	4	(2)
Contributions (distributions/disposal), net	(100)	(6)
Balance, end of period	1,148	1,042
Total equity, end of period	$49,912	$45,318
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – Second Quarter 2019

Consolidated Statements of Cash Flows
For the six months ended June 30,
(Canadian $ in millions, unaudited)	2019	2018
Operating activities
Net income	$3,751	$2,666
Adjustments:
Increase (decrease) in insurance contract liabilities	21,436	(1,178)
Increase (decrease) in investment contract liabilities	110	79
(Increase) decrease in reinsurance assets excluding coinsurance transactions (note 5)	751	454
Amortization of (premium) discount on invested assets	59	113
Other amortization	312	309
Net realized and unrealized (gains) losses and impairment on assets	(17,339)	6,782
Deferred income tax expense (recovery)	203	69
Restructuring charge	-	200
Stock option expense	6	4
Cash provided by operating activities before undernoted items	9,289	9,498
Changes in policy related and operating receivables and payables	34	(689)
Cash provided by (used in) operating activities	9,323	8,809
Investing activities
Purchases and mortgage advances	(39,926)	(51,831)
Disposals and repayments	31,096	43,377
Change in investment broker net receivables and payables	266	94
Net cash increase (decrease) from sale and purchase of subsidiaries and businesses	253	-
Cash provided by (used in) investing activities	(8,311)	(8,360)
Financing activities
Increase (decrease) in repurchase agreements and securities sold but not yet purchased	254	48
Redemption of long-term debt	-	(400)
Issue of capital instruments, net	-	597
Redemption of capital instruments (note 8)	(500)	(200)
Changes in deposits from Bank clients, net	1,488	966
Lease payments	(55)	-
Shareholders' dividends paid in cash	(687)	(949)
Contributions from (distributions to) non-controlling interests, net	(3)	(6)
Common shares repurchased (note 9)	(626)	-
Common shares issued, net (note 9)	48	42
Preferred shares issued, net (note 9)	-	245
Cash provided by (used in) financing activities	(81)	343
Cash and short-term securities
Increase (decrease) during the period	931	792
Effect of foreign exchange rate changes on cash and short-term securities	(377)	486
Balance, beginning of period	15,382	15,098
Balance, end of period	15,936	16,376
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	16,215	15,965
Net payments in transit, included in other liabilities	(833)	(867)
Net cash and short-term securities, beginning of period	15,382	15,098
End of period
Gross cash and short-term securities	16,770	17,230
Net payments in transit, included in other liabilities	(834)	(854)
Net cash and short-term securities, end of period	$15,936	$16,376
Supplemental disclosures on cash flow information
Interest received	$5,761	$5,355
Interest paid	618	576
Income taxes paid (refund)	(305)	828
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – Second Quarter 2019

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Canadian $ in millions except per share amounts or unless otherwise stated, unaudited)
Note 1	Nature of Operations and Significant Accounting Policies

Manulife Financial Corporation (“MFC”) is a publicly traded company and the holding company of The Manufacturers Life Insurance Company (“MLI”), a Canadian life insurance company. MFC and its subsidiaries (collectively, “Manulife” or the “Company”) is a leading financial services group with principal operations in Asia, Canada and the United States. Manulife’s international network of employees, agents and distribution partners offers financial protection and wealth management products and services to personal and business clients as well as asset management services to institutional customers.  The Company operates as Manulife in Canada and Asia and as John Hancock in the United States.
These Interim Consolidated Financial Statements and condensed notes have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”), using accounting policies which are consistent with those used in the Company’s 2018 Annual Consolidated Financial Statements, except as disclosed in note 2.
These Interim Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2018, included on pages 96 to 178 of the Company’s 2018 Annual Report, as well as the disclosures on risk in the shaded text and tables in the “Risk Management and Risk Factors” section of the Second Quarter 2019 Management Discussion and Analysis. These risk disclosures are considered an integral part of these Interim Consolidated Financial Statements.
These Interim Consolidated Financial Statements as at and for the three and six months ended June 30, 2019 were authorized for issue by MFC’s Board of Directors on August 7, 2019.

Note 2	Accounting and Reporting Changes

(a)	Changes in accounting and reporting policy

(I)	IFRS 16 “Leases”
Effective January 1, 2019, the Company adopted IFRS 16 “Leases” which was issued in January 2016 and replaces IAS 17 “Leases” and IFRIC 4 “Determining whether an arrangement contains a lease”. IFRS 16 sets out principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract. The standard brings most leases on-balance sheet under a single model and eliminates the previous classifications of operating and finance leases. Exemptions to this treatment are for lease contracts with low value assets or leases with duration of less than one year. Lessor accounting largely remains unchanged with previous classifications of operating and finance leases continuing.
The Company adopted IFRS 16 using the modified retrospective method with no restatement of comparative information. Right-of-use assets of $381 and lease liabilities of $410 were recognized within miscellaneous assets and other liabilities in the Consolidated Statements of Financial Position, respectively. The net post-tax impact of these adjustments was $22, of which $19 was recognized in shareholders’ retained earnings and $3 was recognized in participating policyholders’ equity. The assets and liabilities arise primarily from real estate lease contracts.
The Company applied the practical expedient of not reviewing lease classification under IFRS 16 for contracts not previously classified as leases. In addition, the Company has elected to expense lease payments on a straight-line basis for all leases with lease term of 12 months or less or the underlying asset has a low value.
(II)	IFRS Interpretation Committee (“IFRIC”) Interpretation 23 “Uncertainty over Income Tax Treatments”
Effective January 1, 2019, the Company adopted IFRIC 23 “Uncertainty over Income Tax Treatments” which was issued in June 2017. IFRIC 23 was applied retrospectively. IFRIC 23 provides guidance on applying the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments including whether uncertain tax treatments should be considered together or separately based on which approach better predicts resolution of the uncertainty. Adoption of IFRIC 23 did not have a significant impact on the Company’s Consolidated Financial Statements.
(III)	Amendments to IAS 28 “Investments in Associates and Joint Ventures”
Effective January 1, 2019, the Company adopted the amendments to IAS 28 “Investments in Associates and Joint Ventures” which were issued in October 2017. The amendments were applied retrospectively. The amendments clarify that an entity

Manulife Financial Corporation – Second Quarter 2019

applies IFRS 9 “Financial Instruments” to financial interests in an associate or joint venture, aside from investments in equity, to which the equity method is not applied. IAS 39 will be applied to these interests until IFRS 9 is adopted. Adoption of these amendments did not have a significant impact on the Company’s Consolidated Financial Statements.
(IV)	Annual Improvements 2015–2017 Cycle
Effective January 1, 2019, the Company adopted amendments issued within the Annual Improvements 2015 – 2017 Cycle which was issued in December 2017. The IASB issued four minor amendments to different standards as part of the Annual Improvements process, with the amendments to be applied prospectively. Adoption of these amendments did not have a significant impact on the Company’s Consolidated Financial Statements.
(V)	Amendments to IAS 19 “Employee Benefits”
Effective January 1, 2019, the Company adopted amendments to IAS 19 “Employee Benefits” which were issued in February 2018.  The amendments were applied prospectively. The amendments address the accounting for a plan amendment, curtailment or settlement that occurs within a reporting period. Updated actuarial assumptions must be used to determine current service cost and net interest for the remainder of the reporting period after such an event.  The amendments also address how the accounting for asset ceilings are affected by such an event.  Adoption of these amendments did not have a significant impact on the Company’s Consolidated Financial Statements.
(b)	Future accounting and reporting changes
(I)	IFRS 17 “Insurance Contracts”
Proposed amendments to IFRS 17 were published in June 2019 with a public comment period of 90 days. The proposed amendments include a deferral of the effective date of IFRS 17 by one year, to January 1, 2022.   Other changes which may affect the Company’s Consolidated Financial Statements include amendments regarding allocation of acquisition costs to future expected contract renewals;  attribution of profit to services relating to investment activities; extension of the risk mitigation option to reinsurance contracts held; recognition of gain on reinsurance contracts held to offset inception losses of underlying contracts; simplified balance sheet presentation of insurance related assets and liabilities; and additional transition relief. The Company is assessing the implications of these proposed amendments.

Manulife Financial Corporation – Second Quarter 2019

Note 3	Invested Assets and Investment Income

(a)	Carrying values and fair values of invested assets

As at June 30, 2019	FVTPL(1)	AFS(2)	Other(3)	Total carrying value	Total fair value
Cash and short-term securities(4)	$1,180	$10,283	$5,307	$16,770	$16,770
Debt securities(5)
Canadian government and agency	18,276	5,715	-	23,991	23,991
U.S. government and agency	9,959	17,218	-	27,177	27,177
Other government and agency	17,089	4,335	-	21,424	21,424
Corporate	112,978	5,114	-	118,092	118,092
Mortgage/asset-backed securities	3,460	184	-	3,644	3,644
Public equities	18,896	2,633	-	21,529	21,529
Mortgages	-	-	48,768	48,768	50,724
Private placements	-	-	36,255	36,255	39,414
Policy loans	-	-	6,352	6,352	6,352
Loans to Bank clients	-	-	1,773	1,773	1,777
Real estate
Own use property	-	-	1,938	1,938	3,220
Investment property	-	-	10,867	10,867	10,867
Other invested assets
Alternative long-duration assets(6),(7)	15,909	99	8,856	24,864	25,495
Various other	146	-	3,695	3,841	3,842
Total invested assets	$197,893	$45,581	$123,811	$367,285	$374,318
As at December 31, 2018	FVTPL(1)	AFS(2)	Other(3)	Total carrying value	Total fair value
Cash and short-term securities(4)	$1,080	$10,163	$4,972	$16,215	$16,215
Debt securities(5)
Canadian government and agency	16,445	7,342	-	23,787	23,787
U.S. government and agency	11,934	13,990	-	25,924	25,924
Other government and agency	16,159	4,101	-	20,260	20,260
Corporate	107,425	5,245	-	112,670	112,670
Mortgage/asset-backed securities	2,774	179	-	2,953	2,953
Public equities	16,721	2,458	-	19,179	19,179
Mortgages	-	-	48,363	48,363	48,628
Private placements	-	-	35,754	35,754	36,103
Policy loans	-	-	6,446	6,446	6,446
Loans to Bank clients	-	-	1,793	1,793	1,797
Real estate
Own use property	-	-	2,016	2,016	3,179
Investment property	-	-	10,761	10,761	10,761
Other invested assets
Alternative long-duration assets(6),(7)	14,720	101	8,617	23,438	24,211
Various other	151	-	3,954	4,105	4,104
Total invested assets	$187,409	$43,579	$122,676	$353,664	$356,217
(1)
FVTPL classification was elected for securities backing insurance contract liabilities to substantially reduce any accounting mismatch arising from changes in the fair value of these assets and changes in the value of the related insurance contract liabilities. If this election had not been made and instead the available-for-sale (“AFS”) classification was selected, there would be an accounting mismatch because changes in insurance contract liabilities are recognized in net income rather than in OCI.

(2)
Securities that are designated as AFS are not actively traded by the Company, but sales do occur as circumstances warrant. Such sales result in a reclassification of any accumulated unrealized gain (loss) in AOCI to net income as a realized gain (loss).

(3)
Primarily includes assets classified as loans and carried at amortized cost, own use properties, investment properties, equity method accounted investments, oil and gas investments, and leveraged leases.

(4)
Includes short-term securities with maturities of less than one year at acquisition amounting to $3,265 (December 31, 2018 – $2,530) cash equivalents with maturities of less than 90 days at acquisition amounting to $8,198 (December 31, 2018 – $8,713) and cash of $5,307 (December 31, 2018 – $4,972).

(5)	Debt securities include securities which were acquired with maturities of less than one year and less than 90 days of $674 and $30, respectively (December 31, 2018 – $870 and $40, respectively).

Manulife Financial Corporation – Second Quarter 2019

(6)
Alternative long-duration assets (“ALDA”) include investments in private equity of $7,175, infrastructure of $8,275, oil and gas of $3,433, timber and agriculture sectors of $4,619 and various other invested assets of $1,361 (December 31, 2018 – $6,769, $7,970, $3,416, $4,493 and $791 respectively). During the period, a group of investments in hydro-electric power of $418 was sold. This group of investments was previously classified as held for sale.

(7)
In 2018, the Company sold the following invested assets to related parties: $1,422 of infrastructure ALDA was sold to the John Hancock Infrastructure Master Fund L.P. in the USA, an associate of the Company which is a structured entity based on partnership voting rights, the Company provides management services to the fund and owns less than 1% of the ownership interest; $510 of U.S. commercial real estate was sold to the Manulife US Real Estate Investment Trust in Singapore, an associate of the Company which is a structured entity based on unitholder voting rights, the Company provides management services to the trust and owns approximately 8.5% of its units; and $1,314 of U.S. commercial real estate was sold to three newly established joint ventures which are structured entities based on voting rights.

(b)	Investment Income
	three months ended		six months ended
	June 30,		June 30,
For the	2019	2018	2019	2018
Interest income	$2,867	$2,780	$5,695	$5,462
Dividend, rental and other income	747	834	1,415	1,375
Impairments, provisions and recoveries, net	(13)	19	47	46
Other	109	(67)	300	(82)
	3,710	3,566	7,457	6,801
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on the macro equity hedging program
Debt securities	4,185	(1,239)	9,851	(4,431)
Public equities	312	279	2,016	22
Mortgages	11	10	24	14
Private placements	(105)	8	(83)	(67)
Real estate	238	145	315	239
Other invested assets	363	87	684	(244)
Derivatives, including macro equity hedging program	2,181	(905)	3,304	(2,464)
	7,185	(1,615)	16,111	(6,931)
Total investment income	$10,895	$1,951	$23,568	$(130)
(c)	Fair value measurement
The following table presents fair values and the fair value hierarchy of invested assets and segregated funds net assets measured at fair value in the Consolidated Statements of Financial Position.

Manulife Financial Corporation – Second Quarter 2019

As at June 30, 2019	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVTPL	$1,180	$-	$1,180	$-
AFS	10,283	-	10,283	-
Other	5,307	5,307	-	-
Debt securities
FVTPL
Canadian government and agency	18,276	-	18,276	-
U.S. government and agency	9,959	-	9,959	-
Other government and agency	17,089	-	16,902	187
Corporate	112,978	-	112,048	930
Residential mortgage-backed securities	13	-	6	7
Commercial mortgage-backed securities	1,315	-	1,315	-
Other asset-backed securities	2,132	-	2,132	-
AFS
Canadian government and agency	5,715	-	5,715	-
U.S. government and agency	17,218	-	17,218	-
Other government and agency	4,335	-	4,293	42
Corporate	5,114	-	4,991	123
Residential mortgage-backed securities	2	-	-	2
Commercial mortgage-backed securities	98	-	98	-
Other asset-backed securities	84	-	84	-
Public equities
FVTPL	18,896	18,893	-	3
AFS	2,633	2,631	2	-
Real estate - investment property(1)	10,867	-	-	10,867
Other invested assets(2)	18,781	22	-	18,759
Segregated funds net assets(3)	334,786	294,883	35,444	4,459
Total	$597,061	$321,736	$239,946	$35,379

Manulife Financial Corporation – Second Quarter 2019

As at December 31, 2018	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVTPL	$1,080	$-	$1,080	$-
AFS	10,163	-	10,163	-
Other	4,972	4,972	-	-
Debt securities
FVTPL
Canadian government and agency	16,445	-	16,445	-
U.S. government and agency	11,934	-	11,934	-
Other government and agency	16,159	-	15,979	180
Corporate	107,425	-	106,641	784
Residential mortgage-backed securities	13	-	6	7
Commercial mortgage-backed securities	1,344	-	1,344	-
Other asset-backed securities	1,417	-	1,417	-
AFS
Canadian government and agency	7,342	-	7,342	-
U.S. government and agency	13,990	-	13,990	-
Other government and agency	4,101	-	4,064	37
Corporate	5,245	-	5,125	120
Residential mortgage-backed securities	2	-	-	2
Commercial mortgage-backed securities	128	-	128	-
Other asset-backed securities	49	-	49	-
Public equities
FVTPL	16,721	16,718	-	3
AFS	2,458	2,456	2	-
Real estate - investment property(1)	10,761	-	-	10,761
Other invested assets(2)	17,562	-	-	17,562
Segregated funds net assets(3)	313,209	276,178	32,584	4,447
Total	$562,520	$300,324	$228,293	$33,903

(1)
For real estate investment properties, the significant unobservable inputs are capitalization rates (ranging from 2.75% to 8.75% during the period and ranging from 2.75% to 8.75% during the year 2018) and terminal capitalization rates (ranging from 3.80% to 9.25% during the period and ranging from 3.80% to 9.25% during the year 2018). Holding other factors constant, a lower capitalization or terminal capitalization rate will tend to increase the fair value of an investment property. Changes in fair value based on variations in unobservable inputs generally cannot be extrapolated because the relationship between the directional changes of each input is not usually linear.

(2)
Other invested assets measured at fair value are held primarily in the infrastructure and timber sectors. The significant inputs used in the valuation of the Company’s infrastructure investments are primarily future distributable cash flows, terminal values and discount rates. Holding other factors constant, an increase to future distributable cash flows or terminal values would tend to increase the fair value of an infrastructure investment, while an increase in the discount rate would have the opposite effect. Discount rates during the period ranged from 7.00% to 15.6% (for the year ended December 31, 2018 – ranged from 8.95% to 16.5%). Disclosure of distributable cash flow and terminal value ranges are not meaningful given the disparity in estimates by project. The significant inputs used in the valuation of the Company’s investments in timberland are timber prices and discount rates. Holding other factors constant, an increase to timber prices would tend to increase the fair value of a timberland investment, while an increase in the discount rates would have the opposite effect. Discount rates during the period ranged from 5.0% to 7.00% (for the year ended December 31, 2018 – ranged from 5.0% to 7.0%). A range of prices for timber is not meaningful as the market price depends on factors such as property location and proximity to markets and export yards.

(3)	Segregated funds net assets are measured at fair value. The Company’s Level 3 segregated funds assets are predominantly invested in investment and timberland properties valued as described above.

Manulife Financial Corporation – Second Quarter 2019

For invested assets not measured at fair value in the Consolidated Statements of Financial Position, the following table presents their fair values categorized by the fair value hierarchy.

As at June 30, 2019	Carrying value	Total fair value	Level 1	Level 2	Level 3
Mortgages	$48,768	$50,724	$-	$-	$50,724
Private placements	36,255	39,414	-	33,647	5,767
Policy loans	6,352	6,352	-	6,352	-
Loans to Bank clients	1,773	1,777	-	1,777	-
Real estate - own use property	1,938	3,220	-	-	3,220
Other invested assets(1)	9,924	10,556	286	-	10,270
Total invested assets disclosed at fair value	$105,010	$112,043	$286	$41,776	$69,981
As at December 31, 2018	Carrying value	Total fair value	Level 1	Level 2	Level 3
Mortgages	$48,363	$48,628	$-	$-	$48,628
Private placements	35,754	36,103	-	30,325	5,778
Policy loans	6,446	6,446	-	6,446	-
Loans to Bank clients	1,793	1,797	-	1,797	-
Real estate - own use property	2,016	3,179	-	-	3,179
Other invested assets(1)	9,981	10,753	121	-	10,632
Total invested assets disclosed at fair value	$104,353	$106,906	$121	$38,568	$68,217
(1)
Other invested assets disclosed at fair value include $3,326 (December 31, 2018 – $3,575) of leveraged leases which are disclosed at their carrying values as fair value is not routinely calculated on these investments.

Transfers between Level 1 and Level 2
The Company records transfers of assets and liabilities between Level 1 and Level 2 at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Assets are transferred out of Level 1 when they are no longer transacted with sufficient frequency and volume in an active market. Conversely, assets are transferred from Level 2 to Level 1 when transaction volume and frequency are indicative of an active market. During the three and six months ended June 30, 2019 and 2018, the Company had $nil transfers between Level 1 and Level 2.
For segregated funds net assets, the Company had $nil transfers from Level 1 to Level 2 for the three and six months ended June 30, 2019 (three and six months ended June 30, 2018 – $2 and $2). The Company had $7 and $7 transfers from Level 2 to Level 1 for the three and six months ended June 30, 2019 (three and six months ended June 30, 2018 – $nil and $nil).
Invested assets and segregated funds net assets measured at fair value on the Consolidated Statements of Financial Position using significant unobservable inputs (Level 3)
The Company classifies the fair values of the invested assets and segregated funds net assets as Level 3 if there are no observable markets for these assets or, in the absence of an active markets, most of the inputs used to determine fair value are based on the Company’s own assumptions about market participant assumptions. The Company prioritizes the use of market-based inputs over entity-based assumptions in determining Level 3 fair values. The gains and losses in the tables below include the changes in fair value due to both observable and unobservable factors.

Manulife Financial Corporation – Second Quarter 2019

The following table presents a roll forward of all invested assets and segregated funds net assets measured at fair value using significant unobservable inputs (Level 3) for the three months ended June 30, 2019 and 2018.
For the three months ended June 30, 2019	Balance, April 1, 2019	Net realized/ unrealized gains (losses) included in net income(1)	Net realized/ unrealized gains (losses) included in AOCI(2)	Purchases	Sales	Settlements	Transfer into Level 3(3)	Transfer out of Level 3(3)	Currency movement	Balance, June 30, 2019	Change in unrealized gains (losses) on assets still held
Debt securities
FVTPL
Other government & agency	$192	$5	$-	$6	$(8)	$-	$-	$-	$(8)	$187	$5
Corporate	927	35	-	9	(16)	(3)	1	-	(23)	930	35
Residential mortgage- backed securities	7	-	-	-	-	-	-	-	-	7	-
	1,126	40	-	15	(24)	(3)	1	-	(31)	1,124	40
AFS
Other government & agency	38	-	2	5	(2)	-	-	-	(1)	42	-
Corporate	124	-	2	5	(3)	(1)	-	-	(4)	123	-
Residential mortgage- backed securities	1	-	-	-	-	-	-	-	1	2	-
Commercial mortgage- backed securities	37	-	-	-	-	-	-	(37)	-	-	-
	200	-	4	10	(5)	(1)	-	(37)	(4)	167	-
Public equities
FVTPL	3	-	-	-	-	-	-	-	-	3	-
	3	-	-	-	-	-	-	-	-	3	-
Real estate - investment property	10,799	235	-	73	(135)	-	-	-	(105)	10,867	228
Other invested assets	18,169	388	(33)	911	(52)	(310)	-	-	(314)	18,759	502
	28,968	623	(33)	984	(187)	(310)	-	-	(419)	29,626	730
Segregated funds net assets	4,396	46	-	118	(41)	(21)	-	-	(39)	4,459	21
Total	$34,693	$709	$(29)	$1,127	$(257)	$(335)	$1	$(37)	$(493)	$35,379	$791

For the three months ended June 30, 2018	Balance, April 1, 2018	Net realized/ unrealized gains (losses) included in net income(1)	Net realized/ unrealized gains (losses) included in AOCI(2)	Purchases	Sales	Settlements	Transfer into Level 3(3)	Transfer out of Level 3(3)	Currency movement	Balance, June 30, 2018	Change in unrealized gains (losses) on assets still held
Debt securities
FVTPL
Other government & agency	$233	$(5)	$-	$1	$(2)	$-	$-	$-	$(5)	$222	$(6)
Corporate	688	4	-	27	(25)	(1)	-	-	(9)	684	6
Residential mortgage- backed securities	7	-	-	-	-	-	-	-	-	7	-
Other asset-backed securities	30	1	-	-	-	-	-	(31)	-	-	1
	958	-	-	28	(27)	(1)	-	(31)	(14)	913	1
AFS
Other government & agency	44	-	(1)	-	(5)	-	-	-	-	38	-
Corporate	91	-	(1)	19	(6)	-	-	-	(2)	101	-
Residential mortgage- backed securities	2	-	-	-	-	-	-	-	(1)	1	-
Other asset-backed securities	-	-	-	-	-	-	-	-	-	-	-
	137	-	(2)	19	(11)	-	-	-	(3)	140	-
Public equities
FVTPL	3	-	-	-	-	-	-	-	-	3	-
	3	-	-	-	-	-	-	-	-	3	-
Real estate - investment property	13,139	151	-	60	(644)	-	-	(706)	102	12,102	118
Other invested assets	15,548	49	6	711	(538)	(243)	-	(35)	246	15,744	(62)
	28,687	200	6	771	(1,182)	(243)	-	(741)	348	27,846	56
Segregated funds net assets	4,325	101	-	28	(80)	(12)	-	-	46	4,408	74
Total	$34,110	$301	$4	$846	$(1,300)	$(256)	$-	$(772)	$377	$33,310	$131

(1)
Included in net investment income on the Consolidated Statements of Income except for the amount related to segregated funds net assets, where the amount is recorded in changes in segregated funds net assets, refer to note 14.

(2)	Included in AOCI on the Consolidated Statements of Financial Position except for the amount related to segregated funds net assets.
(3)	For assets that are transferred into and/or out of Level 3, the Company uses fair value of the assets at the beginning of period.

Manulife Financial Corporation – Second Quarter 2019

The following table presents a roll forward of all invested assets and segregated funds net assets measured at fair value using significant unobservable inputs (Level 3) for the six months ended June 30, 2019 and 2018:
For the six months ended June 30, 2019	Balance, January 1, 2019	Net realized/ unrealized gains (losses) included in net income(1)	Net realized/ unrealized gains (losses) included in AOCI(2)	Purchases	Sales	Settlements	Transfer into Level 3(3)	Transfer out of Level 3(3)	Currency movement	Balance, June 30, 2019	Change in unrealized gains (losses) on assets still held
Debt securities
FVTPL
Other government & agency	$180	$12	$-	$17	$(13)	$-	$-	$-	$(9)	$187	$12
Corporate	784	54	-	43	(61)	(14)	162	-	(38)	930	67
Residential mortgage- backed securities	7	-	-	-	-	-	-	-	-	7	-
Other asset-backed securities	-	-	-	-	-	-	-	-	-	-	-
	971	66	-	60	(74)	(14)	162	-	(47)	1,124	79
AFS
Other government & agency	37	-	3	5	(2)	-	-	-	(1)	42	-
Corporate	121	-	3	13	(6)	(3)	-	-	(5)	123	-
Residential mortgage- backed securities	1	-	-	-	-	-	-	-	1	2	-
Commercial mortgage- backed securities	-	-	-	37	-	-	-	(37)	-	-	-
Other asset-backed securities	-	-	-	-	-	-	-	-	-	-	-
	159	-	6	55	(8)	(3)	-	(37)	(5)	167	-
Public equities
FVTPL	3	-	-	-	-	-	-	-	-	3	-
	3	-	-	-	-	-	-	-	-	3	-
Real estate - investment property	10,762	308	-	139	(135)	-	14	-	(221)	10,867	301
Other invested assets	17,561	670	(3)	1,847	(134)	(562)	-	-	(620)	18,759	761
	28,323	978	(3)	1,986	(269)	(562)	14	-	(841)	29,626	1,062
Segregated funds net assets	4,447	86	-	122	(80)	(28)	-	-	(88)	4,459	49
Total	$33,903	$1,130	$3	$2,223	$(431)	$(607)	$176	$(37)	$(981)	$35,379	$1,190

For the six months ended June 30, 2018	Balance, January 1, 2018	Net realized/ unrealized gains (losses) included in net income(1)	Net realized/ unrealized gains (losses) included in AOCI(2)	Purchases	Sales	Settlements	Transfer into Level 3(3)	Transfer out of Level 3(3)	Currency movement	Balance, June 30, 2018	Change in unrealized gains (losses) on assets still held
Debt securities
FVTPL
Other government & agency	$239	$(5)	$-	$14	$(25)	$(14)	$-	$-	$13	$222	$(6)
Corporate	710	(7)	-	42	(39)	(2)	-	(55)	35	684	(5)
Residential mortgage- backed securities	1	6	-	-	-	-	-	-	-	7	6
Other asset-backed securities	25	-	-	31	-	-	-	(56)	-	-	-
	975	(6)	-	87	(64)	(16)	-	(111)	48	913	(5)
AFS
Other government & agency	46	-	(1)	1	(7)	(4)	-	-	3	38	-
Corporate	89	-	(2)	24	(6)	-	-	(7)	3	101	-
Residential mortgage- backed securities	-	-	1	-	-	-	-	-	-	1	-
Other asset-backed securities	1	-	-	-	-	-	-	(1)	-	-	-
	136	-	(2)	25	(13)	(4)	-	(8)	6	140	-
Public equities
FVTPL	3	-	-	-	-	-	-	-	-	3	-
	3	-	-	-	-	-	-	-	-	3	-
Real estate - investment property	12,529	246	-	438	(752)	-	-	(706)	347	12,102	193
Other invested assets	16,203	(1,098)	7	1,631	(1,164)	(417)	-	(35)	617	15,744	(493)
	28,732	(852)	7	2,069	(1,916)	(417)	-	(741)	964	27,846	(300)
Segregated funds net assets	4,255	123	-	63	(123)	(19)	3	(2)	108	4,408	87
Total	$34,101	$(735)	$5	$2,244	$(2,116)	$(456)	$3	$(862)	$1,126	$33,310	$(218)

(1)
Included in net investment income on the Consolidated Statements of Income except for the amount related to segregated funds net assets, where the amount is recorded in changes in segregated funds net assets, refer to note 14.

(2)	Included in AOCI on the Consolidated Statements of Financial Position except for the amount related to segregated funds net assets.
(3)
For assets that are transferred into and/or out of Level 3, the Company uses fair values of the assets at the beginning of period Transfers into Level 3 primarily result from securities that were impaired during the periods or securities where a lack of observable market data (versus the previous period) resulted in reclassifying assets into Level 3. Transfers from Level 3 primarily result from observable market data now being available for the entire term structure of the debt security.

Manulife Financial Corporation – Second Quarter 2019

Note 4	Derivative and Hedging Instruments

Fair value of derivatives
The following table presents the gross notional amount and fair value of derivative contracts by the underlying risk exposure for derivatives in qualifying hedge accounting relationships and derivatives not designated in qualifying hedge accounting relationships.

		June 30, 2019			December 31, 2018
As at		Notional amount	Fair value		Notional amount	Fair value
Type of hedge	Instrument type		Assets	Liabilities		Assets	Liabilities
Qualifying hedge accounting relationships
Fair value hedges	Interest rate swaps	$351	$-	$4	$519	$-	$13
	Foreign currency swaps	87	3	2	91	5	-
Cash flow hedges	Foreign currency swaps	1,793	26	406	1,834	80	367
	Forward contracts	40	-	3	80	-	9
	Equity contracts	184	7	-	101	21	12
Net investment hedges	Foreign currency forwards	2,562	38	-	1,864	21	65
Total derivatives in qualifying hedge accounting relationships		5,017	74	415	4,489	106	466
Derivatives not designated in qualifying hedge accounting relationships
Interest rate swaps		285,198	15,958	8,276	300,704	11,204	5,675
Interest rate futures		14,053	-	-	14,297	-	-
Interest rate options		11,833	382	-	11,736	314	-
Foreign currency swaps		24,671	630	1,293	23,156	747	1,341
Currency rate futures		3,784	-	-	4,052	-	-
Forward contracts		31,259	2,476	11	29,248	670	158
Equity contracts		13,282	664	56	15,492	653	163
Credit default swaps		643	8	-	652	9	-
Equity futures		11,604	-	-	10,908	-	-
Total derivatives not designated in qualifying hedge accounting relationships		396,327	20,118	9,636	410,245	13,597	7,337
Total derivatives		$401,344	$20,192	$10,051	$414,734	$13,703	$7,803
The total notional amount of $401 billion (December 31, 2018 – $415 billion) includes $126 billion (December 31, 2018 – $136 billion) related to derivatives utilized in the Company’s variable annuity guarantee dynamic hedging and macro equity risk hedging programs. Due to the Company’s variable annuity hedging practices, a large number of trades are in offsetting positions, resulting in materially lower net fair value exposure to the Company than what the gross notional amount would suggest.
The following table presents fair value of the derivative instruments by remaining term to maturity. Fair values disclosed below do not incorporate the impact of master netting agreements (refer to note 6).
	Remaining term to maturity
As at June 30, 2019	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$1,570	$1,153	$1,453	$16,016	$20,192
Derivative liabilities	116	175	162	9,598	10,051
	Remaining term to maturity
As at December 31, 2018	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$649	$671	$795	$11,588	$13,703
Derivative liabilities	359	229	227	6,988	7,803
Manulife Financial Corporation – Second Quarter 2019

The following table presents fair value of the derivative contracts within the fair value hierarchy.
As at June 30, 2019	Fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$18,777	$-	$16,687	$2,090
Foreign exchange contracts	736	-	723	13
Equity contracts	671	-	645	26
Credit default swaps	8	-	8	-
Total derivative assets	$20,192	$-	$18,063	$2,129
Derivative liabilities
Interest rate contracts	$8,281	$-	$7,792	$489
Foreign exchange contracts	1,714	-	1,714	-
Equity contracts	56	-	28	28
Total derivative liabilities	$10,051	$-	$9,534	$517
As at December 31, 2018	Fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$12,155	$-	$11,537	$618
Foreign exchange contracts	886	-	876	10
Equity contracts	653	-	621	32
Credit default swaps	9	-	9	-
Total derivative assets	$13,703	$-	$13,043	$660
Derivative liabilities
Interest rate contracts	$5,815	$-	$5,318	$497
Foreign exchange contracts	1,814	-	1,813	1
Equity contracts	174	-	118	56
Total derivative liabilities	$7,803	$-	$7,249	$554
The following table presents a roll forward for the net derivative contracts measured at fair value using significant unobservable inputs (Level 3).

	three months ended June 30,		six months ended June 30,
For the	2019	2018	2019	2018
Balance at the beginning of the period	$813	$291	$106	$769
Net realized / unrealized gains (losses) included in:
Net income(1)	859	102	1,518	(350)
OCI(2)	10	(5)	30	(23)
Purchases	15	3	17	8
Settlements	27	(10)	(156)	(4)
Transfers
Into Level 3(3)	-	-	164	-
Out of Level 3(3)	(87)	(49)	(42)	(77)
Currency movement	(25)	9	(25)	18
Balance at the end of the period	$1,612	$341	$1,612	$341
Change in unrealized gains (losses) on instruments still held	$887	$89	$1,457	$(356)

(1)	These amounts are included in investment income on the Consolidated Statements of Income.
(2)	These amounts are included in AOCI on the Consolidated Statements of Financial Position.
(3)
For derivatives transferred into and out of Level 3, the Company uses the fair value of the items at the end and beginning of the period, respectively. Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data (versus the previous period). Transfers out of Level 3 occur when the inputs used to price the assets and liabilities become available from observable market data.

Note 5	Insurance and Investment Contract Liabilities and Reinsurance Assets

(a)	Insurance and investment contracts
The Company monitors experience and reviews the assumptions used in the calculation of insurance and investment contract liabilities on an ongoing basis to ensure they appropriately reflect future expected experience and any changes in the risk profile of the business.  Any changes to the methods and assumptions used in projecting future asset and liability cash flows will result in a change in insurance and investment contract liabilities.
For the three and six months ended June 30, 2019, changes in assumptions and model enhancements did not impact insurance and investment contract liabilities or net income attributed to shareholders (June 30, 2018 – no changes in assumptions and model enhancements).

Manulife Financial Corporation – Second Quarter 2019

(b)	Investment contracts – Fair value measurement
As at June 30, 2019, the fair value of investment contract liabilities measured at fair value was $786 (December 31, 2018 – $782). As at June 30, 2019, the carrying value and fair value of investment contract liabilities measured at amortized cost were $2,385 and $2,769 respectively (December 31, 2018 – $2,483 and $2,718 respectively). The carrying value and fair value of investment contract liabilities net of reinsurance assets were $2,274 and $2,647, respectively (December 31, 2018 - $2,355 and $2,588, respectively).
(c)	Gross claims and benefits
The following table presents a breakdown of gross claims and benefits for the three and six months ended June 30, 2019 and 2018.
	three months ended June 30,		six months ended June 30,
For the	2019	2018	2019	2018
Death, disability and other claims	$4,036	$3,934	$7,980	$7,819
Maturity and surrender benefits	2,176	1,787	4,299	3,584
Annuity payments	1,005	1,028	2,033	2,037
Policyholder dividends and experience rating refunds	354	790	677	1,113
Net transfers from segregated funds	(284)	(362)	(533)	(729)
Total	$7,287	$7,177	$14,456	$13,824
(d)	Annuity coinsurance transactions
On September 26, 2018, the Company entered into coinsurance agreements with Reinsurance Group of America (“RGA”) to reinsure a block of legacy U.S. individual pay-out annuities business from John Hancock Life Insurance Company (U.S.A.) (“JHUSA”) with a 100% quota share and John Hancock Life Insurance Company of New York (“JHNY”) with a 90% quota share. Under the terms of the agreements, the Company will maintain responsibility for servicing the policies. The transaction was structured such that the Company ceded policyholder contract liabilities and transferred invested assets backing these liabilities. The JHUSA transaction closed in 2018.
The JHNY transaction closed with an effective date of January 1, 2019. The Company recorded an after-tax gain of $18, which includes an increase of reinsurance assets of $132 and ceded premiums of $131 on the Consolidated Statements of Income.
On October 31, 2018, the Company entered into coinsurance agreements with Jackson National Life Insurance Company (“Jackson”), a wholly-owned subsidiary of Prudential plc, to reinsure a block of legacy U.S. group pay-out annuities business from JHUSA with a 100% quota share and JHNY with a 90% quota share. Under the terms of the agreements, the Company will maintain responsibility for servicing the policies. The transaction was structured such that the Company ceded policyholder contract liabilities and transferred related invested assets backing these liabilities. The JHUSA transaction closed in 2018.
The JHNY transaction closed with an effective date of January 1, 2019. The Company recorded an after-tax gain of $31, which includes an increase of reinsurance assets of $621, a ceding commission paid of $35 and ceded premiums of $581 on the Consolidated Statements of Income.

Note 6	Risk Management

The Company’s policies and procedures for managing risk related to financial instruments and insurance contracts can be found in note 9 of the Company’s 2018 Annual Consolidated Financial Statements as well as the shaded tables and text in the “Risk Management” section of the Company’s Management Discussion and Analysis (“MD&A”) in the 2018 Annual Report.
(a)	Risk disclosures included in the Second Quarter’s MD&A
Market risk sensitivities related to variable annuity and segregated fund guarantees, publicly traded equity performance risk, interest rate and spread risk and alternative long-duration asset performance risk are disclosed in shaded text and tables in the “Risk Management and Risk Factors” section of the Second Quarter 2019 Management Discussion and Analysis. These disclosures are in accordance with IFRS 7 “Financial Instruments: Disclosures” and IAS 34 “Interim Financial Reporting” and are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – Second Quarter 2019

(b)	Credit risk
(I)	Credit quality
The credit quality of commercial mortgages and private placements is assessed at least annually by using an internal rating based on regular monitoring of credit related exposures, considering both qualitative and quantitative factors.
The following table presents the credit quality and carrying value of the commercial mortgages and private placements.
As at June 30, 2019	AAA	AA	A	BBB	BB	B and lower	Total
Commercial mortgages
Retail	$136	$1,299	$5,126	$2,097	$10	$59	$8,727
Office	64	1,571	5,574	1,478	28	5	8,720
Multi-family residential	718	1,509	2,139	759	35	-	5,160
Industrial	34	360	1,723	318	117	-	2,552
Other	272	676	1,050	1,217	-	9	3,224
Total commercial mortgages	1,224	5,415	15,612	5,869	190	73	28,383
Agricultural mortgages	-	147	-	359	-	-	506
Private placements	1,122	4,846	13,781	13,846	835	1,825	36,255
Total	$2,346	$10,408	$29,393	$20,074	$1,025	$1,898	$65,144

As at December 31, 2018	AAA	AA	A	BBB	BB	B and lower	Total
Commercial mortgages
Retail	$82	$1,524	$4,459	$2,227	$11	$74	$8,377
Office	56	1,495	5,454	1,650	45	6	8,706
Multi-family residential	613	1,427	2,407	839	37	-	5,323
Industrial	36	366	1,953	339	120	-	2,814
Other	289	334	1,167	1,191	-	14	2,995
Total commercial mortgages	1,076	5,146	15,440	6,246	213	94	28,215
Agricultural mortgages	-	163	-	389	-	-	552
Private placements	1,143	4,968	13,304	14,055	733	1,551	35,754
Total	$2,219	$10,277	$28,744	$20,690	$946	$1,645	$64,521
The Company assesses credit quality of residential mortgages and loans to Bank clients at least annually with the loan status as performing or non-performing being the key credit quality indicator.

The following table presents the carrying value of residential mortgages and loans to Bank clients.
As at	June 30, 2019			December 31, 2018
	Insured	Uninsured	Total	Insured	Uninsured	Total
Residential mortgages
Performing	$6,772	$13,056	$19,828	$6,854	$12,696	$19,550
Non-performing(1)	20	31	51	19	27	46
Loans to Bank clients
Performing	n/a	1,773	1,773	n/a	1,787	1,787
Non-performing(1)	n/a	-	-	n/a	6	6
Total	$6,792	$14,860	$21,652	$6,873	$14,516	$21,389

(1)	Non-performing refers to assets that are 90 days or more past due.

Manulife Financial Corporation – Second Quarter 2019

(II)	Past due or credit impaired financial assets
The following table presents the carrying values of financial assets which are either past due but not impaired or impaired and the allowance for credit losses.
	Past due but not impaired
As at June 30, 2019	Less than 90 days	90 days and greater	Total	Total impaired	Allowance for credit losses
Debt securities
FVTPL	$-	$-	$-	$169	$-
AFS	-	3	3	-	-
Private placements	260	-	260	7	4
Mortgages and loans to Bank clients	64	-	64	119	59
Other financial assets	26	13	39	1	-
Total	$350	$16	$366	$296	$63
	Past due but not impaired
As at December 31, 2018	Less than 90 days	90 days and greater	Total	Total impaired	Allowance for credit losses
Debt securities
FVTPL	$14	$-	$14	$39	$-
AFS	-	2	2	1	-
Private placements	15	-	15	18	43
Mortgages and loans to Bank clients	70	-	70	120	52
Other financial assets	77	26	103	1	-
Total	$176	$28	$204	$179	$95

(c)	Securities lending, repurchase and reverse repurchase transactions
As at June 30, 2019, the Company had loaned securities (which are included in invested assets), with a market value of $2,472 (December 31, 2018 – $1,518). The Company holds collateral with a current market value that exceeds the value of securities lent in all cases.
As at June 30, 2019, the Company had engaged in reverse repurchase transactions of $75 (December 31, 2018 – $63) which are recorded as short-term receivables. In addition, the Company had engaged in repurchase transactions of $322 as at June 30, 2019 (December 31, 2018 – $64) which are recorded as payables.
(d)	Credit default swaps
The Company replicates exposure to specific issuers by selling credit protection via credit default swaps (“CDSs”) to complement its cash debt securities investing. The Company does not write CDS protection in excess of its government bond holdings.
The following table presents details of the CDS protection sold by type of contract and external agency rating for the underlying reference security.

As at June 30, 2019	Notional amount(1)	Fair value	Weighted average maturity (in years)(2)
Single name CDSs(3) – Corporate debt
AA	$24	$-	1
A	437	6	2
BBB	182	2	1
Total single name CDSs	$643	$8	2
Total CDS protection sold	$643	$8	2

Manulife Financial Corporation – Second Quarter 2019

As at December 31, 2018	Notional amount(1)	Fair value	Weighted average maturity (in years)(2)
Single name CDSs(3) – Corporate debt
AA	$25	$-	2
A	447	7	2
BBB	180	2	2
Total single name CDSs	$652	$9	2
Total CDS protection sold	$652	$9	2

(1)
Notional amount represents the maximum future payments the Company would have to pay its counterparties assuming a default of the underlying credit and absolutely no recovery on the underlying issuer obligation.

(2)	The weighted average maturity of the CDS is weighted based on notional amounts.
(3)	The Company uses ratings assigned by S&P where available followed by Moody’s DBRS and Fitch. If external rating is not available, an internally developed rating is used.
The Company held no purchased credit protection as at June 30, 2019 and December 31, 2018.
(e)	Derivatives
The Company’s point-in-time exposure to losses related to credit risk of a derivative counterparty is limited to the amount of any net gains that may have accrued with a particular counterparty. Gross derivative counterparty exposure is measured as the total fair value (including accrued interest) of all outstanding contracts in a gain position excluding any offsetting contracts in a loss position and the impact of collateral on hand. The Company seeks to limit the risk of credit losses from derivative counterparties by: using investment grade counterparties; entering into master netting arrangements which permit the offsetting of contracts in a loss position in the case of a counterparty default; and entering into Credit Support Annex agreements, whereby collateral must be provided when the exposure exceeds a certain threshold.
All contracts are held with counterparties rated BBB+ or higher. As at June 30, 2019, the percentage of the Company’s derivative exposure which was with counterparties rated AA- or higher amounted to 23 per cent (December 31, 2018 – 19 per cent). As at June 30, 2019, the largest single counterparty exposure, without considering the impact of master netting agreements or the benefit of collateral held, was $3,055 (December 31, 2018 – $2,269). The net exposure to this counterparty, after considering master netting agreements and the fair value of collateral held, was $nil (December 31, 2018 – $nil).
(f)	Offsetting financial assets and financial liabilities
Certain derivatives, securities lent and repurchase agreements have conditional offset rights. The Company does not offset these financial instruments in the Consolidated Statements of Financial Position, as the rights of offset are conditional. In the case of derivatives, collateral is collected from and pledged to counterparties and clearing houses to manage credit risk exposure in accordance with Credit Support Annexes to swap agreements and clearing agreements. Under master netting agreements, the Company has a right of offset in the event of default, insolvency, bankruptcy or other early termination.
In the case of reverse repurchase and repurchase transactions, additional collateral may be collected from or pledged to counterparties to manage credit exposure according to bilateral reverse repurchase or repurchase agreements. In the event of default by a counterparty, the Company is entitled to liquidate the collateral held to offset against the same counterparty’s obligation.
The following table presents the effect of conditional master netting and similar arrangements. Similar arrangements may include global master repurchase agreements, global master securities lending agreements, and any related rights to financial collateral.

Manulife Financial Corporation – Second Quarter 2019

		Related amounts not set off in the Consolidated Statements of Financial Position
As at June 30, 2019	Gross amounts of financial instruments(1)	Amounts subject to an enforceable master netting arrangement or similar agreements	Financial and cash collateral pledged (received)(2)	Net amount including financing trusts(3)	Net amounts excluding financing trusts
Financial assets
Derivative assets	$20,802	$(8,911)	$(11,824)	$67	$66
Securities lending	2,472	-	(2,472)	-	-
Reverse repurchase agreements	75	-	(75)	-	-
Total financial assets	$23,349	$(8,911)	$(14,371)	$67	$66
Financial liabilities
Derivative liabilities	$(11,029)	$8,911	$1,845	$(273)	$(40)
Repurchase agreements	(322)	-	322	-	-
Total financial liabilities	$(11,351)	$8,911	$2,167	$(273)	$(40)
		Related amounts not set off in the Consolidated Statements of Financial Position
As at December 31, 2018	Gross amounts of financial instruments(1)	Amounts subject to an enforceable master netting arrangement or similar agreements	Financial and cash collateral pledged (received)(2)	Net amount including financing trusts(3)	Net amounts excluding financing trusts
Financial assets
Derivative assets	$14,320	$(6,644)	$(7,431)	$245	$245
Securities lending	1,518	-	(1,518)	-	-
Reverse repurchase agreements	63	(63)	-	-	-
Total financial assets	$15,901	$(6,707)	$(8,949)	$245	$245
Financial liabilities
Derivative liabilities	$(8,716)	$6,644	$1,868	$(204)	$(33)
Repurchase agreements	(64)	63	1	-	-
Total financial liabilities	$(8,780)	$6,707	$1,869	$(204)	$(33)

(1)	Include accrued interest of $619 and $978, respectively (December 31, 2018 – $621 and $913, respectively).
(2)
Financial and cash collateral pledged excludes over-collateralization. As at June 30, 2019, the Company was over-collateralized on OTC derivative assets, OTC derivative liabilities, securities lending and reverse purchase agreements and repurchase agreements in the amounts of $767, $402, $127 and $1, respectively (December 31, 2018 – $417, $405, $80 and $nil, respectively), collateral pledged (received) does not include collateral in transit on OTC instruments or include initial margin on exchange traded contracts or cleared contracts.

(3)	Includes derivative contracts entered between the Company and its unconsolidated financing trusts. The Company does not exchange collateral on derivative contracts entered with these trusts.
The Company also has certain credit linked note assets and variable surplus note liabilities which have unconditional offset rights. Under the netting agreements, the Company has rights of offset including in the event of the Company’s default, insolvency, or bankruptcy. These financial instruments are offset in the Company’s Consolidated Statements of Financial Position.
A credit linked note is a security that allows the issuer to transfer a specific credit risk to the buyer. A surplus note is a subordinated debt obligation that often qualifies as surplus (the U.S. statutory equivalent of equity) by some U.S. state insurance regulators. Interest payments on surplus notes are made after all other contractual payments are made. The following table presents the effect of unconditional netting.
As at June 30, 2019	Gross amounts of financial instruments	Amounts subject to an enforceable netting arrangement	Net amounts of financial instruments
Credit linked note(1)	$743	$(743)	$-
Variable surplus note	(743)	743	-
As at December 31, 2018	Gross amounts of financial instruments	Amounts subject to an enforceable netting arrangement	Net amounts of financial instruments
Credit linked note(1)	$679	$(679)	$-
Variable surplus note	(679)	679	-

(1)	As at June 30, 2019, the Company had $nil fixed surplus notes outstanding (December 31, 2018 – $nil).

Manulife Financial Corporation – Second Quarter 2019

Note 7	Long-Term Debt

(a)	Carrying value of long-term debt instruments
				June 30,	December 31,
As at	Issue date	Maturity date	Par value	2019	2018
4.70% Senior notes(1)	June 23, 2016	June 23, 2046	US$1,000	$1,300	$1,355
5.375% Senior notes(1)	March 4, 2016	March 4, 2046	US$750	969	1,010
3.527% Senior notes(1)	December 2, 2016	December 2, 2026	US$270	352	367
4.150% Senior notes(1)	March 4, 2016	March 4, 2026	US$1,000	1,301	1,356
4.90% Senior notes(1)	September 17, 2010	September 17, 2020	US$500	654	681
Total				$4,576	$4,769

(1)
These U.S. dollar senior notes have been designated as hedges of the Company’s net investment in its U.S. operations which reduces the earnings volatility that would otherwise arise from the re-measurement of these senior notes into Canadian dollars.

(b)	Fair value measurement
Fair value of long-term debt instruments is determined using quoted market prices where available (Level 1). When quoted market prices are not available fair value is determined with reference to quoted prices of a debt instrument with similar characteristics or estimated using discounted cash flows using observable market rates (Level 2).
Long-term debt is measured at amortized cost in the Consolidated Statements of Financial Position. As at June 30, 2019, fair value of long-term debt was $4,950 (December 31, 2018 – $4,886). Long-term debt was categorized in Level 2 of the fair value hierarchy (December 31, 2018 – Level 2).

Note 8	Capital Instruments

(a)	Carrying value of capital instruments
As at	Issue date	Earliest par redemption date	Maturity date	Par value	June 30, 2019	December 31, 2018
7.535% MFCT II Senior debenture notes	July 10, 2009	December 31, 2019	December 31, 2108	$1,000	$1,000	$1,000
JHFC Subordinated notes	December 14, 2006	n/a	December 15, 2036	$650	647	647
4.061% MFC Subordinated notes(1)	February 24, 2017	February 24, 2027	February 24, 2032	US$750	977	1,017
3.00% MFC Subordinated notes	November 21, 2017	November 21, 2024	November 21, 2029	S$500	481	498
3.049% MFC Subordinated debentures	August 18, 2017	August 20, 2024	August 20, 2029	$750	747	747
3.317% MFC Subordinated debentures	May 9, 2018	May 9, 2023	May 9, 2028	$600	597	597
3.181% MLI Subordinated debentures	November 20, 2015	November 22, 2022	November 22, 2027	$1,000	998	997
3.85% MFC Subordinated notes	May 25, 2016	May 25, 2021	May 25, 2026	S$500	482	499
2.389% MLI Subordinated debentures	June 1, 2015	January 5, 2021	January 5, 2026	$350	349	349
2.10% MLI Subordinated debentures	March 10, 2015	June 1, 2020	June 1, 2025	$750	749	749
2.64% MLI Subordinated debentures	December 1, 2014	January 15, 2020	January 15, 2025	$500	500	500
2.811% MLI Subordinated debentures(2)	February 21, 2014	February 21, 2019	February 21, 2024	$500	-	500
7.375% JHUSA Surplus notes	February 25, 1994	n/a	February 15, 2024	US$450	$605	632
Total					$8,132	$8,732

(1)
Designated as a hedge of the Company’s net investment in its U.S. operations which reduces the earnings volatility that would otherwise arise from the re-measurement of the subordinated notes into Canadian dollars.

(2)	MLI redeemed in full the 2.811% subordinated debentures at par, on February 21, 2019, the earliest par redemption date.
(b)	Fair value measurement
Fair value of capital instruments is determined using quoted market prices where available (Level 1). When quoted market prices are not available fair value is determined with reference to quoted prices of debt instruments with similar characteristics or estimated using discounted cash flows using observable market rates (Level 2).
Capital instruments are measured at amortized cost in the Consolidated Statements of Financial Position. As at June 30, 2019, the fair value of capital instruments was $8,337 (December 31, 2018 – $8,712). Capital instruments were categorized in Level 2 of the fair value hierarchy (December 31, 2018 – Level 2).

Manulife Financial Corporation – Second Quarter 2019

Note 9	Share Capital and Earnings Per Share

(a)	Preferred shares
The changes in issued and outstanding preferred shares are as follows.
	2019		2018
For the periods ended June 30,	Number of shares (in millions)	Amount	Number of shares (in millions)	Amount
Balance, January 1	156	$3,822	146	$3,577
Issued, Class 1 shares, Series 25(1)	-	-	10	250
Issuance costs, net of tax	-	-	-	(5)
Balance, June 30	156	$3,822	156	$3,822

(1)	On February 20, 2018, MFC issued 10 million of Non-Cumulative Rate Reset Class 1 Shares Series 25 at a price of $25 per share for gross proceeds of $250.
The following table presents additional information on the preferred shares outstanding as at June 30, 2019.
As at June 30, 2019	Issue date	Annual dividend rate(1)	Earliest redemption date(2)	Number of shares (in millions)	Face amount	Net amount(3)
Class A preferred shares
Series 2	February 18, 2005	4.65%	n/a	14	$350	$344
Series 3	January 3, 2006	4.50%	n/a	12	300	294
Class 1 preferred shares
Series 3(4),(5)	March 11, 2011	2.178%	June 19, 2021	6	158	155
Series 4(6)	June 20, 2016	floating	June 19, 2021	2	42	41
Series 5(4),(5)	December 6, 2011	3.891%	December 19, 2021	8	200	195
Series 7(4),(5)	February 22, 2012	4.312%	March 19, 2022	10	250	244
Series 9(4),(5)	May 24, 2012	4.351%	September 19, 2022	10	250	244
Series 11(4),(5)	December 4, 2012	4.731%	March 19, 2023	8	200	196
Series 13(4),(5)	June 21, 2013	4.414%	September 19, 2023	8	200	196
Series 15(4),(5),(7)	February 25, 2014	3.786%	June 19, 2024	8	200	195
Series 17(4),(5)	August 15, 2014	3.90%	December 19, 2019	14	350	343
Series 19(4),(5)	December 3, 2014	3.80%	March 19, 2020	10	250	246
Series 21(4),(5)	February 25, 2016	5.60%	June 19, 2021	17	425	417
Series 23(4),(5)	November 22, 2016	4.85%	March 19, 2022	19	475	467
Series 25(4),(5)	February 20, 2018	4.70%	June 19, 2023	10	250	245
Total				156	$3,900	$3,822

(1)	Holders of Class A and Class 1 preferred shares are entitled to receive non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board of Directors.
(2)
Redemption of all preferred shares is subject to regulatory approval. MFC may redeem each series, in whole or in part, at par, on the earliest redemption date or every five years thereafter, with the exception of Class A Series 2, Class A Series 3 and Class 1 Series 4 preferred shares. Class A Series 2 and Series 3 preferred shares are past their respective earliest redemption date and MFC may redeem these shares, in whole or in part, at par at any time, subject to regulatory approval, as noted. MFC may redeem the Class 1 Series 4, in whole or in part, at any time, at $25.00 per share if redeemed on June 19, 2021 and on June 19 every five years thereafter, or at $25.50 per share if redeemed on any other date after June 19, 2016, subject to regulatory approval, as noted.

(3)	Net of after-tax issuance costs.
(4)
On the earliest redemption date and every five years thereafter, the annual dividend rate will be reset to the five-year Government of Canada bond yield plus a yield specified for each series. The specified yield for Class 1 shares is: Series 3 – 1.41%, Series 5 – 2.90%, Series 7 – 3.13%, Series 9 – 2.86%, Series 11 – 2.61%, Series 13 – 2.22%, Series 15 – 2.16%, Series 17 – 2.36%, Series 19 – 2.30%, Series 21 – 4.97%, Series 23 – 3.83% and Series 25 – 2.55%.

(5)
On the earliest redemption date and every five years thereafter, Class 1 preferred shares are convertible at the option of the holder into a new series that is one number higher than their existing series, and the holders are entitled to non-cumulative preferential cash dividends, payable quarterly if and when declared by the Board of Directors, at a rate equal to the three-month Government of Canada Treasury bill yield plus the rate specified in footnote 4 above.

(6)	The floating dividend rate for the Class 1 Shares Series 4 equals the three-month Government of Canada Treasury bill yield plus 1.41%.
(7)
MFC did not exercise its right to redeem all or any of the outstanding Class 1 Shares Series 15 on June 19, 2019 (the earliest redemption date). Dividend rate for Class 1 Shares Series 15 was reset as specified in footnote 4 above to an annual fixed rate of 3.786% for a five-year period commencing on June 20, 2019.

Manulife Financial Corporation – Second Quarter 2019

(b)	Common shares
As at June 30, 2019, there were 25 million outstanding stock options and deferred share units that entitle the holder to receive common shares or payment in cash or common shares, at the option of the holder (December 31, 2018 – 24 million).
For the	six months ended	year ended
Number of common shares (in millions)	June 30, 2019	December 31, 2018
Balance, beginning of period	1,971	1,982
Repurchased for cancellation	(28)	(23)
Issued under dividend reinvestment plan	17	9
Issued on exercise of stock options and deferred share units	2	3
Balance, end of period	1,962	1,971
(I)	Normal Course Issuer Bid
On February 19, 2019, the Company announced that the Toronto Stock Exchange approved an amendment to the normal course issuer bid (“NCIB”) to increase the number of shares that the Company may purchase from 40 million to 99 million MFC common shares. The current NCIB commenced on November 14, 2018 and will continue until November 13, 2019, when the NCIB expires, or such earlier date as the Company completes its purchases. During the six months ended June 30, 2019, the Company purchased 27.7 million shares for $626. Of this, $324 was recorded in common shares and $302 was recorded in retained earnings in the Consolidated Statements of Changes in Equity.
(II)	Dividend Reinvestment Plan
The Company offers a Dividend Reinvestment Program (“DRIP”) whereby shareholders may elect to automatically reinvest dividends in the form of MFC common shares instead of receiving cash. The offering of the program and its terms of execution are subject to the Board of Directors’ discretion. For the dividend paid on June 19, 2019, common shares in connection with the DRIP were purchased from treasury with a two per cent discount from the market price.
(c)	Earnings per share
The following is a reconciliation of the denominator (number of shares) in the calculation of basic and diluted earnings per share.
	three months ended		six months ended
For the	June 30,		June 30,
(in millions)	2019	2018	2019	2018
Weighted average number of common shares	1,965	1,984	1,965	1,983
Dilutive stock-based awards(1)	4	5	4	6
Weighted average number of diluted common shares	1,969	1,989	1,969	1,989

(1)
The dilutive effect of stock-based awards was calculated using the treasury stock method. This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the period.

Note 10	Revenue from Service Contracts

The Company provides investment management services and administrative services, distribution and related services to proprietary and third-party investment funds, retirement plans, group benefit plans and other arrangements. The Company also provides real estate management services to tenants of the Company’s investment properties.
The Company’s service contracts generally impose single performance obligations, each consisting of a series of similar related services for each customer.
The Company’s performance obligations within service arrangements are generally satisfied over time as the customer simultaneously receives and consumes the benefits of the services rendered, measured using an output method. Fees typically include variable consideration and the related revenue is recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is subsequently resolved.

Manulife Financial Corporation – Second Quarter 2019

Asset based fees vary with asset values of accounts under management, subject to market conditions and investor behaviors beyond the Company’s control. Transaction processing and administrative fees vary with activity volume, also beyond the Company’s control. Some fees, including distribution fees, are based on account balances and transaction volumes. Fees related to account balances and transaction volumes are measured daily. Real estate management service fees include fixed portions plus recovery of variable costs of services rendered to tenants. Fees related to services provided are generally recognized as services are rendered, which is when it becomes highly probable that no significant reversal of cumulative revenue recognized will occur. The Company has determined that its service contracts have no significant financing components as fees are collected monthly. The Company has no significant contract assets or contract liabilities.
The following tables present revenue from service contracts by service lines and reporting segments for three months ended June 30, 2019 and 2018.
For the three months ended June 30, 2019	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Investment management and other related fees	$41	$39	$136	$671	$(47)	$840
Transaction processing, administration, and service fees	64	209	4	511	-	788
Distribution fees and other	45	12	25	210	(7)	285
Total included in other revenue	150	260	165	1,392	(54)	1,913
Real estate management services included in net investment income	9	34	32	-	3	78
Total	$159	$294	$197	$1,392	$(51)	$1,991

For the three months ended June 30, 2018	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Investment management and other related fees	$33	$38	$134	$689	$(53)	$841
Transaction processing, administration, and service fees	55	214	4	491	1	765
Distribution fees and other	60	13	135	179	1	388
Total included in other revenue	148	265	273	1,359	(51)	1,994
Real estate management services included in net investment income	6	40	44	-	3	93
Total	$154	$305	$317	$1,359	$(48)	$2,087
The following tables present revenue from service contracts by service lines and reporting segments for the six months ended June 30, 2019 and 2018.
For the six months ended June 30, 2019	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Investment management and other related fees	$82	$78	$271	$1,317	$(98)	$1,650
Transaction processing, administration, and service fees	124	409	8	1,000	-	1,541
Distribution fees and other	93	24	41	409	(16)	551
Total included in other revenue	299	511	320	2,726	(114)	3,742
Real estate management services included in net investment income	17	73	68	-	5	163
Total	$316	$584	$388	$2,726	$(109)	$3,905

For the six months ended June 30, 2018	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Investment management and other related fees	$70	$76	$264	$1,370	$(108)	$1,672
Transaction processing, administration, and service fees	106	431	8	966	1	1,512
Distribution fees and other	130	25	297	367	(10)	809
Total included in other revenue	306	532	569	2,703	(117)	3,993
Real estate management services included in net investment income	13	81	82	-	4	180
Total	$319	$613	$651	$2,703	$(113)	$4,173

Note 11	Employee Future Benefits

The Company maintains a number of pension plans, both defined benefit and defined contribution, and retiree welfare plans for eligible employees and agents. Information about the cost of the Company’s material pension and retiree welfare plans in the U.S. and Canada is as follows.

Manulife Financial Corporation – Second Quarter 2019

	Pension plans		Retiree welfare plans
For the three months ended June 30,	2019	2018	2019	2018
Defined benefit current service cost	$11	$11	$-	$-
Defined benefit administrative expenses	2	1	1	1
Past service cost amendment(1)	-	-	-	-
Service cost	13	12	1	1
Interest on net defined benefit (asset) liability	5	3	-	-
Defined benefit cost	18	15	1	1
Defined contribution cost	20	22	-	-
Net benefit cost	$38	$37	$1	$1
	Pension plans		Retiree welfare plans
For the six months ended June 30,	2019	2018	2019	2018
Defined benefit current service cost	$21	$21	$-	$-
Defined benefit administrative expenses	7	3	1	1
Past service cost amendment(1)	-	8	-	-
Service cost	28	32	1	1
Interest on net defined benefit (asset) liability	9	6	-	1
Defined benefit cost	37	38	1	2
Defined contribution cost	43	44	-	-
Net benefit cost	$80	$82	$1	$2

(1)	In 2018, past service cost amendment includes $8, reflecting a surplus sharing agreement between the Company and certain legacy employees in Canada, which received regulatory approval in 2018.

Note 12	Commitments and Contingencies

(a)	Legal proceedings
The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions where the Company is a party ordinarily relate to its activities as a provider of insurance protection or wealth management products, reinsurance, or in its capacity as an investment adviser, employer, or taxpayer. Other life insurers and asset managers, operating in the jurisdictions in which the Company does business, have been subject to a wide variety of other types of actions, some of which resulted in substantial judgments or settlements against the defendants; it is possible that the Company may become involved in similar actions in the future. In addition, government and regulatory bodies in Canada, the United States, Asia and other jurisdictions where the Company conducts business regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company's compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.
A class action against John Hancock Life Insurance Company (U.S.A.) (“JHUSA”) is pending in the U.S. District Court for the Southern District of New York (the “Southern District of NY”) in which claims are made that JHUSA breached, and continues to breach, the contractual terms of certain universal life policies issued between approximately 1990 and 2006 by including impermissible charges in its cost of insurance (“COI”) calculations and certain other rider charges. The Company believes that its COI calculations have been, and continue to be, in accordance with the terms of the policies. In May 2018, the parties agreed to a settlement in the amount of US$91. On March 18, 2019, the court approved the US$91 settlement, and proceeds began being distributed in June 2019.
In June 2018, a class action was initiated against JHUSA and John Hancock Life Insurance Company of New York (“JHNY”) in the Southern District of NY on behalf of owners of approximately 1,500 Performance Universal Life policies issued between 2003 and 2009 whose policies were subject to a COI increase announced in 2018. In October 2018, a second and almost identical class action was initiated against JHUSA and JHNY in the Southern District of NY. The two cases were determined to be related, and they were assigned to the same judge. Discovery has commenced in these cases and will continue through 2019. No hearings on substantive matters have been scheduled. It is too early to assess the range of potential outcomes for these two related lawsuits.

Manulife Financial Corporation – Second Quarter 2019

(b)	Guarantees
(I)	Guarantees regarding Manulife Finance (Delaware), L.P. (“MFLP”)
MFC has guaranteed the payment of amounts on the $650 subordinated debentures due on December 15, 2041 issued by MFLP, a wholly-owned unconsolidated partnership.
(II)	Guarantees regarding The Manufacturers Life Insurance Company
On January 29, 2007, MFC provided a subordinated guarantee, as amended and restated on January 13, 2017, of Class A Shares and Class B Shares of MLI and any other class of preferred shares that rank in parity with Class A Shares or Class B Shares of MLI. MFC has also provided a subordinated guarantee on the day of issuance for the following subordinated debentures issued by MLI: $500 issued on December 1, 2014; $750 issued on March 10, 2015; $350 issued on June 1, 2015; and $1,000 issued on November 20, 2015.

The following table sets forth certain condensed consolidated financial information for MFC and MFLP.
Condensed Consolidated Statements of Income Information
For the three months ended June 30, 2019	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total revenue	$146	$22,235	$123	$(284)	$22,220	$5
Net income (loss) attributed to shareholders	1,475	1,538	(118)	(1,420)	1,475	(2)
For the three months ended June 30, 2018	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total revenue	$145	$13,681	$146	$(303)	$13,669	$15
Net income (loss) attributed to shareholders	1,262	1,335	(141)	(1,194)	1,262	5
For the six months ended June 30, 2019	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total revenue	$142	$45,801	$123	$(297)	$45,769	$10
Net income (loss) attributed to shareholders	3,651	3,799	(118)	(3,681)	3,651	(5)
For the six months ended June 30, 2018	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total revenue	$152	$22,439	$151	$(327)	$22,415	$32
Net income (loss) attributed to shareholders	2,634	2,781	(146)	(2,635)	2,634	12

Manulife Financial Corporation – Second Quarter 2019

Condensed Consolidated Statements of Financial Position Information
As at June 30, 2019	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Invested assets	$33	$367,241	$11	$-	$367,285	$6
Total other assets	79,905	89,393	43,126	(124,860)	87,564	1,118
Segregated funds net assets	-	334,786	-	-	334,786	-
Insurance contract liabilities	-	340,904	-	-	340,904	-
Investment contract liabilities	-	3,171	-	-	3,171	-
Segregated funds net liabilities	-	334,786	-	-	334,786	-
Total other liabilities	31,214	53,297	43,241	(66,890)	60,862	892
As at December 31, 2018	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Invested assets	$21	$353,632	$11	$-	$353,664	$11
Total other assets	54,346	83,523	3	(54,474)	83,398	1,059
Segregated funds net assets	-	313,209	-	-	313,209	-
Insurance contract liabilities	-	328,654	-	-	328,654	-
Investment contract liabilities	-	3,265	-	-	3,265	-
Segregated funds net liabilities	-	313,209	-	-	313,209	-
Total other liabilities	8,403	50,043	-	(454)	57,992	833

(III)	Guarantees regarding John Hancock Life Insurance Company (U.S.A.) (“JHUSA”)
Details of guarantees regarding certain securities issued or to be issued by JHUSA are outlined in note 15.
Note 13	Segment and Geographic Reporting

The Company’s reporting segments are Asia, Canada, U.S., Global WAM and Corporate and Other. Each reporting segment is responsible for managing its operating results, developing products, defining strategies for services and distribution based on the profile and needs of its business and market. The Company’s significant product and service offerings are shown below.
Wealth and asset management businesses (Global WAM) – include mutual funds and exchange traded funds, group retirement and savings products, and institutional asset management services across all major asset classes. These products and services are distributed through multiple distribution channels, including agents and brokers affiliated with the Company, independent securities brokerage firms and financial advisors pension plan consultants and banks.
Insurance and annuity products (Asia, Canada and U.S.) – includes a variety of individual life insurance, individual and group long-term care insurance and guaranteed and partially guaranteed annuity products. Products are distributed through multiple distribution channels, including insurance agents, brokers, banks, financial planners and direct marketing. Manulife Bank of Canada offers a variety of deposit and credit products to Canadian customers.
Corporate and Other Segment – comprised of investment performance on assets backing capital, net of amounts allocated to operating segments; costs incurred by the corporate office related to shareholder activities (not allocated to operating segments); financing costs; Property and Casualty (“P&C”) Reinsurance Business and run-off reinsurance operations including variable annuities and accident and health.
Effective January 1, 2019, the Company updated its methodology for allocating capital and the related earnings to each reporting segment from the Corporate and Other segment. Prior period amounts have been restated to reflect this change.

Manulife Financial Corporation – Second Quarter 2019

(a)	By Segment
For the three months ended				Global	Corporate
June 30, 2019	Asia	Canada	U.S.	WAM	and Other	Total
Revenue
Life and health insurance	$3,916	$2,148	$1,605	$-	$27	$7,696
Annuities and pensions	754	83	158	-	-	995
Net premium income	4,670	2,231	1,763	-	27	8,691
Net investment income	1,770	3,261	5,667	5	192	10,895
Other revenue	256	260	747	1,390	(19)	2,634
Total revenue	6,696	5,752	8,177	1,395	200	22,220
Contract benefits and expenses
Life and health insurance	4,117	2,585	5,929	-	(3)	12,628
Annuities and pensions	699	1,942	922	24	-	3,587
Net benefits and claims	4,816	4,527	6,851	24	(3)	16,215
Interest expense	59	122	14	1	122	318
Other expenses	1,214	814	691	1,094	118	3,931
Total contract benefits and expenses	6,089	5,463	7,556	1,119	237	20,464
Income (loss) before income taxes	607	289	621	276	(37)	1,756
Income tax recovery (expense)	(49)	(13)	(119)	(33)	(26)	(240)
Net income (loss)	558	276	502	243	(63)	1,516
Less net income (loss) attributed to:
Non-controlling interests	78	-	-	-	-	78
Participating policyholders	4	(41)	-	-	-	(37)
Net income (loss) attributed to shareholders	$476	$317	$502	$243	$(63)	$1,475
For the three months ended				Global	Corporate
June 30, 2018	Asia	Canada	U.S.	WAM	and Other	Total
Revenue
Life and health insurance	$3,467	$2,672	$1,465	$-	$24	$7,628
Annuities and pensions	853	109	164	-	-	1,126
Net premium income	4,320	2,781	1,629	-	24	8,754
Net investment income	209	1,344	451	(2)	(51)	1,951
Other revenue	414	362	889	1,361	(62)	2,964
Total revenue	4,943	4,487	2,969	1,359	(89)	13,669
Contract benefits and expenses
Life and health insurance	2,499	2,900	1,287	-	(10)	6,676
Annuities and pensions	785	145	113	14	-	1,057
Net benefits and claims	3,284	3,045	1,400	14	(10)	7,733
Interest expense	45	110	13	1	149	318
Other expenses	1,122	749	798	1,081	333	4,083
Total contract benefits and expenses	4,451	3,904	2,211	1,096	472	12,134
Income (loss) before income taxes	492	583	758	263	(561)	1,535
Income tax recovery (expense)	(97)	(83)	(138)	(30)	102	(246)
Net income (loss)	395	500	620	233	(459)	1,289
Less net income (loss) attributed to:
Non-controlling interests	65	-	-	-	2	67
Participating policyholders	(38)	(2)	-	-	-	(40)
Net income (loss) attributed to shareholders	$368	$502	$620	$233	$(461)	$1,262

Manulife Financial Corporation – Second Quarter 2019

As at and for the six months ended				Global	Corporate
June 30, 2019	Asia	Canada	U.S.	WAM	and Other	Total
Revenue
Life and health insurance	$8,377	$4,253	$3,092	$-	$51	$15,773
Annuities and pensions(1)	1,462	198	(428)	-	-	1,232
Net premium income	9,839	4,451	2,664	-	51	17,005
Net investment income	5,024	7,843	10,255	28	418	23,568
Other revenue	584	548	1,374	2,725	(35)	5,196
Total revenue	15,447	12,842	14,293	2,753	434	45,769
Contract benefits and expenses
Life and health insurance	9,575	5,805	11,525	-	(11)	26,894
Annuities and pensions	1,728	4,161	218	61	-	6,168
Net benefits and claims	11,303	9,966	11,743	61	(11)	33,062
Interest expense	113	246	23	3	261	646
Other expenses	2,495	1,569	1,361	2,146	210	7,781
Total contract benefits and expenses	13,911	11,781	13,127	2,210	460	41,489
Income (loss) before income taxes	1,536	1,061	1,166	543	(26)	4,280
Income tax recovery (expense)	(166)	(91)	(223)	(67)	18	(529)
Net income (loss)	1,370	970	943	476	(8)	3,751
Less net income (loss) attributed to:
Non-controlling interests	152	-	-	-	(1)	151
Participating policyholders	47	(98)	-	-	-	(51)
Net income (loss) attributed to shareholders	$1,171	$1,068	$943	$476	$(7)	$3,651
Total assets	$119,954	$157,458	$270,702	$209,426	$32,095	$789,635

As at and for the six months ended				Global	Corporate
June 30, 2018	Asia	Canada	U.S.	WAM	and Other	Total
Revenue
Life and health insurance	$7,208	$4,696	$2,977	$-	$47	$14,928
Annuities and pensions	1,598	238	315	-	-	2,151
Net premium income	8,806	4,934	3,292	-	47	17,079
Net investment income	(230)	2,013	(1,833)	1	(81)	(130)
Other revenue	678	724	1,516	2,705	(157)	5,466
Total revenue	9,254	7,671	2,975	2,706	(191)	22,415
Contract benefits and expenses
Life and health insurance	5,090	4,639	133	-	1	9,863
Annuities and pensions	820	154	(241)	27	-	760
Net benefits and claims	5,910	4,793	(108)	27	1	10,623
Interest expense	88	201	24	1	290	604
Other expenses	2,232	1,491	1,640	2,162	414	7,939
Total contract benefits and expenses	8,230	6,485	1,556	2,190	705	19,166
Income (loss) before income taxes	1,024	1,186	1,419	516	(896)	3,249
Income tax recovery (expense)	(189)	(215)	(271)	(60)	152	(583)
Net income (loss)	835	971	1,148	456	(744)	2,666
Less net income (loss) attributed to:
Non-controlling interests	121	-	-	-	-	121
Participating policyholders	(106)	17	-	-	-	(89)
Net income (loss) attributed to shareholders	$820	$954	$1,148	$456	$(744)	$2,634
Total assets	$105,202	$156,019	$267,564	$200,499	$22,941	$752,225

(1)	During the period, the Company ceded premiums to RGA and Jackson for the JHNY transactions, refer to note 5(d) for details.

Manulife Financial Corporation – Second Quarter 2019

(b)	By Geographic Location
For the three months ended
June 30, 2019	Asia	Canada	U.S.	Other	Total
Revenue
Life and health insurance	$3,930	$2,082	$1,606	$78	$7,696
Annuities and pensions	754	83	158	-	995
Net premium income	4,684	2,165	1,764	78	8,691
Net investment income	1,801	3,356	5,660	78	10,895
Other revenue	492	645	1,491	6	2,634
Total revenue	$6,977	$6,166	$8,915	$162	$22,220
For the three months ended
June 30, 2018	Asia	Canada	U.S.	Other	Total
Revenue
Life and health insurance	$3,485	$2,570	$1,466	$107	$7,628
Annuities and pensions	853	109	164	-	1,126
Net premium income	4,338	2,679	1,630	107	8,754
Net investment income	206	1,450	227	68	1,951
Other revenue	632	716	1,604	12	2,964
Total revenue	$5,176	$4,845	$3,461	$187	$13,669

For the six months ended
June 30, 2019	Asia	Canada	U.S.	Other	Total
Revenue
Life and health insurance	$8,411	$4,085	$3,093	$184	$15,773
Annuities and pensions	1,462	198	(428)	-	1,232
Net premium income	9,873	4,283	2,665	184	17,005
Net investment income	5,147	8,005	10,286	130	23,568
Other revenue	1,018	1,304	2,866	8	5,196
Total revenue	$16,038	$13,592	$15,817	$322	$45,769

For the six months ended
June 30, 2018	Asia	Canada	U.S.	Other	Total
Revenue
Life and health insurance	$7,244	$4,488	$2,978	$218	$14,928
Annuities and pensions	1,598	238	315	-	2,151
Net premium income	8,842	4,726	3,293	218	17,079
Net investment income	(214)	2,210	(2,213)	87	(130)
Other revenue	1,100	1,449	2,909	8	5,466
Total revenue	$9,728	$8,385	$3,989	$313	$22,415

Manulife Financial Corporation – Second Quarter 2019

Note 14	Segregated Funds

The Company manages a number of segregated funds on behalf of policyholders. Policyholders are provided with the opportunity to invest in different categories of segregated funds that respectively hold a range of underlying investments. The underlying investments of the segregated funds consist of both individual securities and mutual funds (collectively “net assets”).
The carrying value and change in segregated funds net assets are as follows.

As at	June 30, 2019	December 31, 2018
Investments at market value
Cash and short-term securities	$3,423	$3,700
Debt securities	16,355	15,313
Equities	12,796	11,661
Mutual funds	298,518	277,133
Other investments	4,697	4,678
Accrued investment income	314	1,811
Other assets and liabilities, net	(899)	(700)
Total segregated funds net assets	$335,204	$313,596
Composition of segregated funds net assets
Held by policyholders	$334,786	$313,209
Held by the Company	418	387
Total segregated funds net assets	$335,204	$313,596

Changes in segregated funds net assets

	three months ended June 30,		six months ended June 30,
For the	2019	2018	2019	2018
Net policyholder cash flow
Deposits from policyholders	$9,398	$9,872	$19,984	$19,600
Net transfers to general fund	(284)	(362)	(533)	(729)
Payments to policyholders	(12,695)	(11,985)	(24,262)	(23,377)
	(3,581)	(2,475)	(4,811)	(4,506)
Investment related
Interest and dividends	904	1,048	2,153	1,956
Net realized and unrealized investment gains (losses)	8,628	4,392	35,309	2,053
	9,532	5,440	37,462	4,009
Other
Management and administration fees	(957)	(1,230)	(1,994)	(2,125)
Impact of changes in foreign exchange rates	(4,632)	4,263	(9,049)	10,323
	(5,589)	3,033	(11,043)	8,198
Net additions (deductions)	362	5,998	21,608	7,701
Segregated funds net assets, beginning of period	334,842	326,511	313,596	324,808
Segregated funds net assets, end of period	$335,204	$332,509	$335,204	$332,509

Segregated funds assets may be exposed to a variety of financial and other risks. These risks are primarily mitigated by investment guidelines that are actively monitored by professional and experienced portfolio advisors. The Company is not exposed to these risks beyond the liabilities related to guarantees associated with certain variable life and annuity products. Accordingly, the Company’s exposure to loss from segregated fund products is limited to the value of these guarantees.
These guarantees are recorded within the Company’s insurance contract liabilities. Assets supporting these guarantees are recognized in invested assets according to their investment type. The “Risk Management and Risk Factors” updates of the Company’s Second Quarter 2019 Management Discussion and Analysis provides information regarding the risks associated with variable annuity and segregated fund guarantees.

Manulife Financial Corporation – Second Quarter 2019

Note 15	Information Provided in Connection with Investments in Deferred Annuity Contracts and Signature Notes Issued or Assumed by John Hancock Life Insurance Company (U.S.A.)

The following condensed consolidating financial information presented in accordance with IFRS, and the related disclosure have been included in these Interim Consolidated Financial Statements with respect to JHUSA in compliance with Regulation S-X and Rule 12h-5 of the United States Securities and Exchange Commission (the “Commission”). These financial statements are (i) incorporated by reference in the registration statements of MFC and JHUSA that relate to MFC’s guarantee of certain securities to be issued by JHUSA and (ii) are provided in reliance on an exemption from continuous disclosure obligations of JHUSA. For information about JHUSA, the MFC guarantees and restrictions on the ability of MFC to obtain funds from its subsidiaries by dividend or loan, refer to note 23 to the Company’s 2018 Annual Consolidated Financial Statements.
Condensed Consolidated Statement of Financial Position

As at June 30, 2019	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Assets
Invested assets	$33	$105,060	$262,558	$(366)	$367,285
Investments in unconsolidated subsidiaries	58,015	7,385	39,849	(105,249)	-
Reinsurance assets	-	61,566	9,684	(30,107)	41,143
Other assets	21,890	20,410	68,645	(64,524)	46,421
Segregated funds net assets	-	178,418	158,175	(1,807)	334,786
Total assets	$79,938	$372,839	$538,911	$(202,053)	$789,635
Liabilities and equity
Insurance contract liabilities	$-	$154,383	$217,300	$(30,779)	$340,904
Investment contract liabilities	-	1,123	2,049	(1)	3,171
Other liabilities	23,354	19,961	69,164	(64,325)	48,154
Long-term debt	4,576	-	-	-	4,576
Capital instruments	3,284	605	25,743	(21,500)	8,132
Segregated funds net liabilities	-	178,418	158,175	(1,807)	334,786
Shareholders' equity	48,724	18,349	65,292	(83,641)	48,724
Participating policyholders' equity	-	-	40	-	40
Non-controlling interests	-	-	1,148	-	1,148
Total liabilities and equity	$79,938	$372,839	$538,911	$(202,053)	$789,635

Condensed Consolidated Statement of Financial Position
As at December 31, 2018	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Assets
Invested assets	$21	$105,043	$248,962	$(362)	$353,664
Investments in unconsolidated subsidiaries	54,015	7,356	17,738	(79,109)	-
Reinsurance assets	-	63,435	9,136	(29,518)	43,053
Other assets	331	17,025	42,534	(19,545)	40,345
Segregated funds net assets	-	168,476	146,671	(1,938)	313,209
Total assets	$54,367	$361,335	$465,041	$(130,472)	$750,271
Liabilities and equity
Insurance contract liabilities	$-	$155,162	$203,682	$(30,190)	$328,654
Investment contract liabilities	-	1,191	2,076	(2)	3,265
Other liabilities	275	18,136	45,393	(19,313)	44,491
Long-term debt	4,769	-	-	-	4,769
Capital instruments	3,359	632	4,741	-	8,732
Segregated funds net liabilities	-	168,476	146,671	(1,938)	313,209
Shareholders' equity	45,964	17,738	61,291	(79,029)	45,964
Participating policyholders' equity	-	-	94	-	94
Non-controlling interests	-	-	1,093	-	1,093
Total liabilities and equity	$54,367	$361,335	$465,041	$(130,472)	$750,271

Manulife Financial Corporation – Second Quarter 2019

Condensed Consolidated Statement of Income

For the three months ended
June 30, 2019	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Revenue
Net premium income	$-	$1,231	$7,460	$-	$8,691
Net investment income (loss)	139	4,448	6,619	(311)	10,895
Net other revenue	7	782	3,460	(1,615)	2,634
Total revenue	146	6,461	17,539	(1,926)	22,220
Contract benefits and expenses
Net benefits and claims	-	5,343	12,131	(1,259)	16,215
Commissions, investment and general expenses	5	811	3,412	(394)	3,834
Other expenses	106	40	542	(273)	415
Total contract benefits and expenses	111	6,194	16,085	(1,926)	20,464
Income (loss) before income taxes	35	267	1,454	-	1,756
Income tax (expense) recovery	(9)	(27)	(204)	-	(240)
Income (loss) after income taxes	26	240	1,250	-	1,516
Equity in net income (loss) of unconsolidated subsidiaries	1,449	53	293	(1,795)	-
Net income (loss)	$1,475	$293	$1,543	$(1,795)	$1,516
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$78	$-	$78
Participating policyholders	-	(2)	(37)	2	(37)
Shareholders	1,475	295	1,502	(1,797)	1,475
	$1,475	$293	$1,543	$(1,795)	$1,516

Condensed Consolidated Statement of Income

For the three months ended
June 30, 2018	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Revenue
Net premium income	$-	$1,200	$7,554	$-	$8,754
Net investment income (loss)	145	315	1,823	(332)	1,951
Net other revenue	-	679	2,416	(131)	2,964
Total revenue	145	2,194	11,793	(463)	13,669
Contract benefits and expenses
Net benefits and claims	-	1,207	6,276	250	7,733
Commissions, investment and general expenses	9	873	3,479	(396)	3,965
Other expenses	97	67	589	(317)	436
Total contract benefits and expenses	106	2,147	10,344	(463)	12,134
Income (loss) before income taxes	39	47	1,449	-	1,535
Income tax (expense) recovery	(10)	21	(257)	-	(246)
Income (loss) after income taxes	29	68	1,192	-	1,289
Equity in net income (loss) of unconsolidated subsidiaries	1,233	229	297	(1,759)	-
Net income (loss)	$1,262	$297	$1,489	$(1,759)	$1,289
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$67	$-	$67
Participating policyholders	-	(35)	(40)	35	(40)
Shareholders	1,262	332	1,462	(1,794)	1,262
	$1,262	$297	$1,489	$(1,759)	$1,289

Manulife Financial Corporation – Second Quarter 2019

Condensed Consolidated Statement of Income
For the six months ended
June 30, 2019	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Revenue
Net premium income	$-	$2,414	$14,591	$-	$17,005
Net investment income (loss)	131	7,854	15,920	(337)	23,568
Net other revenue	11	1,549	6,295	(2,659)	5,196
Total revenue	142	11,817	36,806	(2,996)	45,769
Contract benefits and expenses
Net benefits and claims	-	9,756	25,228	(1,922)	33,062
Commissions, investment and general expenses	13	1,579	6,765	(771)	7,586
Other expenses	206	93	845	(303)	841
Total contract benefits and expenses	219	11,428	32,838	(2,996)	41,489
Income (loss) before income taxes	(77)	389	3,968	-	4,280
Income tax (expense) recovery	20	(29)	(520)	-	(529)
Income (loss) after income taxes	(57)	360	3,448	-	3,751
Equity in net income (loss) of unconsolidated subsidiaries	3,708	291	651	(4,650)	-
Net income (loss)	$3,651	$651	$4,099	$(4,650)	$3,751
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$151	$-	$151
Participating policyholders	-	(2)	(51)	2	(51)
Shareholders	3,651	653	3,999	(4,652)	3,651
	$3,651	$651	$4,099	$(4,650)	$3,751

Condensed Consolidated Statement of Income
For the six months ended
June 30, 2018	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Revenue
Net premium income	$-	$2,351	$14,728	$-	$17,079
Net investment income (loss)	152	(1,781)	1,850	(351)	(130)
Net other revenue	-	1,101	3,887	478	5,466
Total revenue	152	1,671	20,465	127	22,415
Contract benefits and expenses
Net benefits and claims	-	(616)	9,938	1,301	10,623
Commissions, investment and general expenses	12	1,682	6,865	(832)	7,727
Other expenses	189	117	852	(342)	816
Total contract benefits and expenses	201	1,183	17,655	127	19,166
Income (loss) before income taxes	(49)	488	2,810	-	3,249
Income tax (expense) recovery	13	(61)	(535)	-	(583)
Income (loss) after income taxes	(36)	427	2,275	-	2,666
Equity in net income (loss) of unconsolidated subsidiaries	2,670	471	898	(4,039)	-
Net income (loss)	$2,634	$898	$3,173	$(4,039)	$2,666
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$121	$-	$121
Participating policyholders	-	(1)	(89)	1	(89)
Shareholders	2,634	899	3,141	(4,040)	2,634
	$2,634	$898	$3,173	$(4,039)	$2,666

Manulife Financial Corporation – Second Quarter 2019

Consolidated Statement of Cash Flows
For the six months ended June 30, 2019	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Operating activities
Net income (loss)	$3,651	$651	$4,099	$(4,650)	$3,751
Adjustments:
Equity in net income of unconsolidated subsidiaries	(3,708)	(291)	(651)	4,650	-
Increase (decrease) in insurance contract liabilities	-	6,816	14,620	-	21,436
Increase (decrease) in investment contract liabilities	-	27	83	-	110
(Increase) decrease in reinsurance assets excluding coinsurance transactions	-	(917)	1,668	-	751
Amortization of (premium) discount on invested assets	-	17	42	-	59
Other amortization	2	60	250	-	312
Net realized and unrealized (gains) losses and impairment on assets	(4)	(5,411)	(11,924)	-	(17,339)
Deferred income tax expense (recovery)	(20)	(29)	252	-	203
Stock option expense	-	(1)	7	-	6
Cash provided by (used in) operating activities before undernoted items	(79)	922	8,446	-	9,289
Dividends from unconsolidated subsidiary	-	18	-	(18)	-
Changes in policy related and operating receivables and payables	(158)	(537)	729	-	34
Cash provided by (used in) operating activities	(237)	403	9,175	(18)	9,323
Investing activities
Purchases and mortgage advances	-	(12,481)	(27,445)	-	(39,926)
Disposals and repayments	-	11,538	19,558	-	31,096
Changes in investment broker net receivables and payables	-	(66)	332	-	266
Net cash increase (decrease) from sale and purchase of subsidiaries and businesses	-	-	253	-	253
Return of capital from unconsolidated subsidiaries	-	134	-	(134)	-
Notes receivable from parent	-	-	(23,197)	23,197	-
Notes receivable from subsidiaries	(21,682)	-	-	21,682	-
Cash provided by (used in) investing activities	(21,682)	(875)	(30,499)	44,745	(8,311)
Financing activities
Increase (decrease) in repurchase agreements and securities sold but not yet purchased	-	-	254	-	254
Redemption of capital instruments	-	-	(500)	-	(500)
Changes in deposits from Bank clients, net	-	-	1,488	-	1,488
Lease payments	-	(4)	(51)	-	(55)
Shareholders' dividends paid in cash	(687)	-	-	-	(687)
Dividends paid to parent	-	-	(18)	18	-
Contributions from (distributions to) non-controlling interests, net	-	-	(3)	-	(3)
Common shares repurchased	(626)	-	-	-	(626)
Common shares issued, net	48	-	-	-	48
Return of capital to parent	-	-	(134)	134	-
Notes payable to parent	-	-	21,682	(21,682)	-
Notes payable to subsidiaries	23,197	-	-	(23,197)	-
Cash provided by (used in) financing activities	21,932	(4)	22,718	(44,727)	(81)
Cash and short-term securities
Increase (decrease) during the period	13	(476)	1,394	-	931
Effect of foreign exchange rate changes on cash and short-term securities	(1)	(109)	(267)	-	(377)
Balance, beginning of period	21	2,317	13,044	-	15,382
Balance, end of period	33	1,732	14,171	-	15,936
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	21	2,783	13,411	-	16,215
Net payments in transit, included in other liabilities	-	(466)	(367)	-	(833)
Net cash and short-term securities, beginning of period	21	2,317	13,044	-	15,382
End of period
Gross cash and short-term securities	33	2,308	14,429	-	16,770
Net payments in transit, included in other liabilities	-	(576)	(258)	-	(834)
Net cash and short-term securities, end of period	$33	$1,732	$14,171	$-	$15,936
Supplemental disclosures on cash flow information:
Interest received	$127	$2,145	$3,791	$(302)	$5,761
Interest paid	207	33	680	(302)	618
Income taxes paid (refund)	3	(808)	500	-	(305)
Manulife Financial Corporation – Second Quarter 2019

Consolidated Statement of Cash Flows
For the six months ended June 30, 2018	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Operating activities
Net income (loss)	$2,634	$898	$3,173	$(4,039)	$2,666
Adjustments:
Equity in net income of unconsolidated subsidiaries	(2,670)	(471)	(898)	4,039	-
Increase (decrease) in insurance contract liabilities	-	(4,931)	3,753	-	(1,178)
Increase (decrease) in investment contract liabilities	-	27	52	-	79
(Increase) decrease in reinsurance assets	-	1,683	(1,229)	-	454
Amortization of (premium) discount on invested assets	-	35	78	-	113
Other amortization	2	54	253	-	309
Net realized and unrealized (gains) losses and impairment on assets	(4)	4,278	2,508	-	6,782
Deferred income tax expense (recovery)	(13)	17	65	-	69
Restructuring charge	-	64	136	-	200
Stock option expense	-	-	4	-	4
Cash provided by (used in) operating activities before undernoted items	(51)	1,654	7,895	-	9,498
Dividends from unconsolidated subsidiary	-	3	777	(780)	-
Changes in policy related and operating receivables and payables	(81)	(1,056)	448	-	(689)
Cash provided by (used in) operating activities	(132)	601	9,120	(780)	8,809
Investing activities
Purchases and mortgage advances	-	(19,991)	(31,840)	-	(51,831)
Disposals and repayments	-	20,032	23,345	-	43,377
Changes in investment broker net receivables and payables	-	(228)	322	-	94
Investment in common shares of subsidiaries	(850)	-	-	850	-
Capital contribution to unconsolidated subsidiaries	-	(2)	-	2	-
Return of capital from unconsolidated subsidiaries	-	70	-	(70)	-
Notes receivable from parent	-	-	(21,800)	21,800	-
Notes receivable from subsidiaries	(20,354)	(79)	-	20,433	-
Cash provided by (used in) investing activities	(21,204)	(198)	(29,973)	43,015	(8,360)
Financing activities
Increase (decrease) in repurchase agreements and securities sold but not yet purchased	-	-	48	-	48
Redemption of long-term debt	(400)	-	-	-	(400)
Issue of capital instruments, net	597	-	-	-	597
Redemption of capital instruments	-	-	(200)	-	(200)
Changes in deposits from Bank clients, net	-	-	966	-	966
Shareholders' dividends paid in cash	(949)	-	-	-	(949)
Dividends paid to parent	-	(777)	(3)	780	-
Contributions from (distributions to) non-controlling interests, net	-	-	(6)	-	(6)
Common shares issued, net	42	-	850	(850)	42
Preferred shares issued, net	245	-	-	-	245
Capital contributions by parent	-	-	2	(2)	-
Return of capital to parent	-	-	(70)	70	-
Notes payable to parent	-	-	20,433	(20,433)	-
Notes payable to subsidiaries	21,800	-	-	(21,800)	-
Cash provided by (used in) financing activities	21,335	(777)	22,020	(42,235)	343
Cash and short-term securities
Increase (decrease) during the period	(1)	(374)	1,167	-	792
Effect of foreign exchange rate changes on cash and short-term securities	-	201	285	-	486
Balance, beginning of period	21	3,638	11,439	-	15,098
Balance, end of period	20	3,465	12,891	-	16,376
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	21	4,133	11,811	-	15,965
Net payments in transit, included in other liabilities	-	(495)	(372)	-	(867)
Net cash and short-term securities, beginning of period	21	3,638	11,439	-	15,098
End of period
Gross cash and short-term securities	20	4,014	13,196	-	17,230
Net payments in transit, included in other liabilities	-	(549)	(305)	-	(854)
Net cash and short-term securities, end of period	$20	$3,465	$12,891	$-	$16,376
Supplemental disclosures on cash flow information:
Interest received	$136	$2,154	$3,385	$(320)	$5,355
Interest paid	173	45	678	(320)	576
Income taxes paid (refund)	(58)	258	628	-	828

Note 16   Comparatives
Certain comparative amounts have been reclassified to conform to the current period’s presentation.

Manulife Financial Corporation – Second Quarter 2019

SHAREHOLDER INFORMATION

 MANULIFE FINANCIAL CORPORATION
 HEAD OFFICE
 200 Bloor Street East
 Toronto, ON Canada M4W 1E5
 Telephone: 416 926-3000
 Fax: 416 926-5454
 Web site: www.manulife.com

 INVESTOR RELATIONS
 Financial analysts, portfolio managers and
 other investors requiring financial information
 may contact our Investor Relations Department
 or access our Web site at www.manulife.com
 Fax: 416 926-3503
 E-mail: investor_relations@manulife.com

 SHAREHOLDER SERVICES
 For information or assistance regarding
 your share account, including dividends,
 changes of address or ownership, lost
 certificates, to eliminate duplicate mailings
 or to receive shareholder material
 electronically, please contact our Transfer
 Agents in Canada, the United States, Hong
 Kong or the Philippines. If you live outside one
 of these countries, please contact our Canadian
 Transfer Agent.

 TRANSFER AGENTS
 Canada
 AST Trust Company (Canada)
 P.O. Box 700, Station B
 Montreal, QC Canada H3B 3K3
 Toll Free: 1 800 783-9495
 Collect: 416 682-3864
 E-mail: inquiries@astfinancial.com
 Online: www.astfinancial.com/ca-en
 AST Trust Company (Canada) offices are also
 located in Toronto, Vancouver and Calgary.

 United States
 American Stock Transfer & Trust Company, LLC
 P.O. Box 199036
 Brooklyn, NY
 United States  11219
 Toll Free: 1 800 249-7702
 Collect: 416 682-3864
 E-mail: manulifeinquiries@astfinancial.com
 Online: www.astfinancial.com

 Hong Kong
 Tricor Investor Services Limited
 Level 54, Hopewell Centre
 183 Queen's Road East
 Wan Chai, Hong Kong
 Telephone: 852 2980-1333
 Email: is-enquiries@hk.tricorglobal.com
 Online: www.tricorglobal.com/services/investor-services

 Philippines
 Rizal Commercial Banking Corporation
 Ground Floor, West Wing
 GPL (Grepalife) Building
 221 Senator Gil Puyat Avenue
 Makati City, Metro Manila, Philippines
 Telephone: 632 318-8567
 E-mail: rcbcstocktransfer@rcbc.com
 Online: www.rcbc.com

 AUDITORS
 Ernst & Young LLP
 Chartered Professional Accountants
 Licensed Public Accountants
 Toronto, Canada

 The following Manulife documents are
 available online at www.manulife.com

· Annual Report and Proxy Circular
· Notice of Annual Meeting
· Shareholders Reports
· Public Accountability Statement
· Corporate Governance material

RATING
Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisitions and growth. As at June 30, 2019, Manulife had total capital of C$58.2 billion, including C$48.7 billion of total shareholders’ equity. The Manufacturers Life Insurance Company’s financial strength and claims paying ability ratings are among the strongest in the insurance industry.

Rating Agency S&P Global Ratings	Rating AA-	Rank (4th of 21 ratings)
Moody’s Investors Services Inc.	A1	(5th of 21 ratings)
Fitch Ratings Inc.	AA-	(4th of 19 ratings)
DBRS Limited	AA (low)	(4th of 22 ratings)
A.M. Best Company	A+ (Superior)	(2nd of 13 ratings)

COMMON STOCK TRADING DATA
The following values are the high, low and close prices plus the average daily trading volume for Manulife Financial Corporation’s common stock on the Toronto Stock Exchange, the U.S. exchanges, The Stock Exchange of Hong Kong and the Philippine Stock Exchange for the second quarter. The common stock symbol is MFC on all exchanges except Hong Kong where it is 945.
As at June 30, 2019, there were 1,962 million common shares outstanding.
April 1 – June 30, 2019	Toronto Canadian $	U.S. Composite United States $	Hong Kong Hong Kong $	Philippines Philippine Pesos
High	$25.18	$18.71	$145.00	P 824
Low	$22.52	$16.71	$130.50	P 730
Close	$23.80	$18.18	$142.00	P 765
Average Daily Volume (000)	8,256	2,090	28	0.11

Manulife Financial Corporation – Second Quarter 2019

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· Annual Report and Proxy Circular
· Notice of Annual Meeting
· Shareholder Reports
· Public Accountability Statement
· Corporate Governance material

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Manulife Financial Corporation – Second Quarter